


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended January 31, 2012** **Commission File Number 000-50421**

# CONN'S, INC.

(Exact Name of Registrant as Specified in its Charter)

| **A Delaware corporation** | **06-1672840** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |



**3295 College Street**
**Beaumont, Texas 77701**
(Address of Principal Executive Offices)

**(409) 832-1696**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| **Common Stock, par value $0.01 per share** | **The NASDAQ Global Select Market, Inc** |

Securities registered pursuant to Section 12(g) of the Act:

**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ x ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ x ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ x ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer [ ] Accelerated filer [ x ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [ x ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of July 31, 2011, was approximately $115.2 million based on the closing price of the registrant's common stock as reported on the NASDAQ Global Select Market, Inc.

There were 32,275,001 shares of common stock, $0.01 par value per share, outstanding on March 30, 2012.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 30, 2012 (incorporated herein by reference in Part III).

## TABLE OF CONTENTS

Page

### PART I



### PART II



### PART III



### PART IV

**PART I**

**ITEM 1. BUSINESS**

Unless the context indicates otherwise, references to "we," "us," and "our" refer to the consolidated business operations of Conn's, Inc. and all of its direct and indirect subsidiaries, limited liability companies and limited partnerships.

**Company overview**

We are a leading specialty retailer of durable consumer products, and we also provide consumer credit to support our customers' purchases of the products that we offer. Currently, we derive our revenue primarily from two sources: (i) retail sales and delivery of consumer electronics, home appliances, furniture and mattresses, lawn and garden equipment and repair service agreements; and (ii) our in-house consumer credit program, including sales of related credit insurance products. We operate a highly integrated and scalable business through our 65 retail stores and our website, providing our customers with a broad range of brand name products, monthly payment options, next day delivery capabilities, and product repair service through well-trained and knowledgeable sales, consumer credit and service personnel. Through our in-house proprietary consumer credit programs, we provided financing, including down payments received, for approximately 60% of our retail sales during the twelve months ended January 31, 2012. Additionally, we offer third-party payment options through GE Capital, for customers with high credit scores, and RAC Acceptance, a rent-to-own payment plan for customers that do not qualify for the other options we offer.

During the past year we have closed or allowed the lease to expire on 11 stores, with one additional announced store closing to be completed during fiscal year 2013. Additionally, we have announced plans to open five to seven new stores during fiscal year 2013 in new markets.

We offer over 2,100 product items, or SKUs, at good-better-best price points in our core retail product categories of:

- Consumer Electronics, which includes LED, LCD, plasma, DLP and 3-D televisions, camcorders, digital cameras, Blu-ray and DVD players, video game equipment and software, portable audio, MP3 players and home theater products. We represent such brands as Samsung, Sony, LG, Toshiba, Panasonic, Mitsubishi, Nintendo, and Bose;

- Home Appliances, which includes refrigerators, freezers, washers, dryers, dishwashers, ranges and room air conditioners. We represent such brands as Whirlpool, Maytag, Frigidaire, Kitchen Aid, Samsung, LG, General Electric, Haier, Dyson, Eureka, and Friedrich;

- Furniture and Mattresses, which includes living room, bedroom and dining room furniture and related accessories. We represent such brands as Serta, Therapedic, Leggett & Platt, Franklin, Albany, Home Stretch, Vaughn Bassett, Harden, Steve Silver and Jackson Furniture; and

- Home office, which includes desktop, notebook, netbook and tablet computers, printers and computer accessories. We represent such brands as Hewlett Packard, Toshiba, Sony, Samsung, Dell and Asus.

We currently offer our products through 65 retail stores located in three states: Texas (57), Louisiana (6) and Oklahoma (2), as well as through our website. We sell our products for cash or for payment through major credit cards, in addition to offering our customers several financing alternatives through our proprietary credit programs and third-party financing. Under our proprietary in-house credit program, we offer our customers an installment payment plan. Additionally, at times, we offer customers no-interest financing plans through our in-house credit program and a third-party financing program.

We began as a small plumbing and heating business in 1890. We started selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. In 1959, we opened our second store and have since grown to 65 stores. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

- a broad selection of products at various competitive price points;

- next day delivery and installation capabilities;

- a high level of customer service;
- flexible payment alternatives through our proprietary in-house credit programs and third-party financing;
- commissioned and trained sales force; and
- product repair or replacement service.

For over 45 years we have offered flexible consumer credit through our proprietary in-house credit program to our credit-worthy customers for purchases of only the products we offer. We believe our consumer credit program differentiates us from our competitors who do not offer similar in-store consumer credit programs, and generates strong customer loyalty and repeat business for us. We believe that our credit customers represent an underserved market that seeks to purchase the latest in consumer goods through access to flexible consumer credit alternatives that are not widely available to them.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During the twelve months ended January 31, 2012, approximately 72% of our credit customers, based on the number of credit invoices written, were repeat customers, and, as of January 31, 2012, approximately 79% of balances due under our in-house credit program were from customers that have had previous credit accounts with us.

Our decisions to extend consumer credit to our retail customers are made by our internal credit underwriting department located at our corporate office — separate and distinct from our retail sales department. Our underwriting process considers one or more of the following elements: credit bureau reporting; income verification; current income and debt levels; a review of the customer's previous credit history with us; the credit risk of the particular products being purchased; and the level of the down payment made at the time of purchase.

In addition to underwriting, we employ our own collections department to service our consumer credit portfolio. Our in-house credit financed sales are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections, especially given that, generally, the products we sell and finance are often times necessities for the home. We employ an intensive credit collection strategy that includes dialer-based calls, virtual calling and messaging systems, field collectors that contact borrowers at their home, collection letters, a legal staff that files lawsuits and attends bankruptcy hearings and voluntary repossession.

By combining our front-end underwriting discipline with the back-end rigor in monitoring and collections, we have achieved an average net loss ratio of 6.5% over the past three fiscal years. As of January 31, 2012, our total portfolio balance was $643.3 million and the percentage of borrowers who were more than 60 days delinquent was 8.6%. Additionally, we work with our borrowers after they experience financial hardships in order to help them re-establish their regular payment habits through our re-aging program. See "Business – Finance Operations – Credit Monitoring and Collections." As of January 31, 2012, 13.8% of the total portfolio balance had been re-aged during the term of the financing, thereby extending the contractual term of those customers' financing agreements.

**Industry overview**

The products we sell are often times considered home necessities, used by our customers in their everyday lives.

We believe, over time, we have and will benefit from several key industry trends and characteristics, including:

- introduction of new technologies driving consumers to upgrade existing appliances and electronics (i.e. 3-D and smart televisions, energy-efficient, front-load laundry);
- increasing demand for large-screen (42 inches and greater) televisions, which are large items that cannot be easily carried out of the retail store, and therefore typically require delivery and installation;
- rationalization of several national and regional players leading to market share opportunities; and
- reductions in consumer lending, especially for lower tier credit score customers.

According to the U.S. Department of Commerce – Bureau of Economic Analysis, consumer electronics spending reached $117.3 billion in 2011, a 3.5% increase from 2010. Televisions accounted for $38.6 billion of the overall personal consumption expenditures, compared to $37.4 billion the prior year. Personal computers and peripheral equipment accounted for $50.5 billion of the overall expenditures, compared to $47.4 billion in the prior year. As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported consumer electronic sales of $127.8 billion in 2010, a 5.8% increase from the $120.8 billion reported in 2009. The consumer electronics market is highly fragmented with sales coming from large appliance and electronics superstores, national chains, small regional chains, single-store operators, and consumer electronics departments of selected department and discount stores. We estimate, based on data provided in *Twice*, that Best Buy and Wal-Mart, the two largest consumer electronics retailers, together accounted for approximately 41% of the total electronics sales attributable to the 100 largest retailers in 2010. Based on revenue in 2010, we were the 34th largest retailer of consumer electronics in the United States. For the twelve months ended January 31, 2012, we generated $229.4 million, or 38.5%, of total product sales from the sale of consumer electronics.

Technological advancements and the introduction of new products have largely driven growth in the consumer electronics market. Historically, industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as high definition flat-panel (including 3-D, LCD, LED and internet-ready technology) and projection televisions, Blu-ray and traditional DVD players, digital cameras and camcorders, digital stereo receivers, satellite technology and MP3 products. Digital products offer significant advantages, including better clarity and quality of video and audio, durability of recording and compatibility with computers. More recently, however, television sales have slowed due to the slower pace of innovation in the industry.

In the home appliance market, many factors impact sales, including consumer confidence, economic conditions, household formations and new product introductions. Product design and innovation has recently been a key driver of sales in this market, while the reduction in sales of homes has negatively impacted appliance sales. Products recently introduced include high-efficiency laundry appliances and three-door refrigerators, and variations on these products, including new features.

According to the Bureau of Economic Analysis, personal consumption expenditures for home appliances were $40.9 billion in 2011, an increase of less than 1% from $40.5 billion in 2010. Major household appliances, such as refrigerators and washer/dryers, account for over 80% of this total at $34.5 billion in 2011. Based on data published in *Twice,* the top 100 major appliance retailers reported sales of approximately $23.3 billion in 2010, an increase of approximately 5.7% from reported sales in 2009 of approximately $22.0 billion. The retail appliance market is large and concentrated among a few major dealers, with sales coming primarily from large appliance and electronics superstores, national chains, small regional chains and home improvement centers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 32% in 2010 and in 2009. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2010. We were the 11th largest appliance retailer in the United States in 2010. For the twelve months ended January 31, 2012, we generated $188.5 million, or 31.6%, of total product sales from the sale of home appliances.

According to the U.S. Department of Commerce — Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated to be approximately $83.9 billion in 2011, up from $81.6 billion in the prior year. The household furniture and mattress market is highly fragmented with sales coming from manufacturer-owned stores, independent dealers, furniture centers, specialty sleep product stores, national and local chains, mass market retailers, department stores and, to a lesser extent, home improvement centers, decorator showrooms, wholesale clubs, catalog retailers, and the Internet. For the twelve months ended January 31, 2012, retail sales of furniture and mattresses comprised approximately 16.8% of our total product sales, and, other than accessories, which account for less than 2% of our total product sales, generated our highest individual product category gross margin of 34.7% versus our overall retail product margin of 23.0% for the twelve months ended January 31, 2012. Given our ability to provide customer financing and next-day delivery, we believe that we have significant growth opportunities in this market, and expect to continue to expand this product line and the floor space in our stores dedicated to this category.

Based on data from the Federal Reserve System, estimated total consumer credit outstanding, which excludes primarily loans secured by real estate, was $2.50 trillion as of December 31, 2011, up 3.6% from $2.41 trillion at December 31, 2010. Consumers obtain credit from banks, credit unions, finance companies and non-financial businesses that offer credit, including retailers. The credit obtained takes many forms, including revolving (e.g., credit cards) or fixed-term (e.g., automobile loans) credit, and at times is secured by the products being purchased.

**Our competitive strengths**

*Proprietary in-house credit program.*

Our in-house consumer credit program is an integral part of our business, and we believe it is a major driver of customer loyalty. We have offered flexible financing alternatives to our customers through our proprietary in-house credit programs for over 45 years. Our credit program allows us to differentiate ourselves from our competitors who do not offer similar programs and provide credit to an underserved customer base.

As of January 31, 2012, the aggregate outstanding account balances in our customer credit portfolio were $643.3 million. We believe that our underwriting standards, based on over 45 years of experience, and robust in-house monitoring and collections practices, when combined with the secured nature of our portfolio, drive the strong long-term performance of our credit portfolio.

In the last three years, we financed, on average, including down payments received, approximately 61% of our retail sales through our proprietary in-house credit programs. We believe that our credit programs provide our customers access to financing alternatives that our competitors typically do not offer and, as a result they:

- expand our potential customer base;
- increase our sales revenue;
- enhance customer loyalty; and
- enhance our overall profitability through earnings from financing income.

Our credit department makes all credit decisions internally, entirely independent of our sales personnel. We provide special consideration to customers with good credit history with us. Before extending credit, we consider our loss experience by product category and the customer's credit worthiness and income-to-debt level in determining the down payment amount and other credit terms. This facilitates product sales while keeping our credit risk within an acceptable range. Through our in-house credit program and third-party programs, we provide a full range of credit products, including interest-free and interest-bearing programs and a rent-to-own payment option. Customers with lower average credit scores undergo more intense internal underwriting scrutiny to mitigate the inherently greater risk, including address and employment verification and reference checks. Approximately 60% of our customers who have active credit accounts with us take advantage of our in-store payment option and come to our stores each month to make their payments, which we believe results in additional sales to these customers. We employ a rigorous series of measures to ensure collection of our customer credit receivables including contacting customers with past due accounts daily and attempt to work with them to collect payments in times of financial difficulty or periods of economic downturn.

*Distinct shopping experience.*

We strive to offer our customers a distinct shopping experience through a continuing focus on execution in five key areas: merchandising, customer credit, distribution, product service and training. Successful execution in each area relies on the following strategies:

- *Providing a high level of customer serv*ice. We endeavor to maintain a high level of customer service as a key component of our culture. Our sales associates serve as ongoing resources for our customers, including assisting with the credit application process, scheduling delivery and installation and acting as a point of contact for service issues. We believe this commitment to our customers drives customer loyalty and generates a high level of repeat purchases.

- *Offering a broad range of brand name products.* We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We maintain strong relationships with the approximately 200 manufacturers and distributors that enable us to offer over 2,100 SKUs to our customers. We carry the latest in consumer brand names in our core product categories, including: Samsung, Sony, LG, Toshiba, Hewlett Packard, Panasonic, Mitsubishi, Bose, Dell, Asus, Microsoft, Nintendo, Whirlpool, Maytag, Frigidaire, Kitchen Aid, General Electric, Friedrich, Serta, Therapedic, Leggett & Platt, Franklin, Albany and Jackson Furniture.

- *Employing a commissioned and trained sales force.* Through a targeted sales compensation incentive structure, regular product and sales training, our "good-better-best" merchandising strategy and proprietary in-house credit offering, our sales effort is focused on driving sales of products that both provide better value to the customer and typically generate higher margins for our business. We require all sales personnel to complete an intensive classroom and on-line training program. After the initial new hire training, all sales personnel participate in regular training programs to learn about new products and refresh their knowledge of the general sales process and maintaining a high level of customer service. Additionally, we also require all credit personnel to complete a three-week training program. Classroom instruction includes negotiation techniques and credit policy training to ensure customer retention and compliance with debt collection regulations. Post graduation, the collection trainees undergo additional skill set assessment training, coaching and call monitoring within their respective department assignments. All credit personnel are required to complete monthly and quarterly refresher training and testing.

- *Maintaining next-day delivery and installation capabilities.* We maintain four regional distribution centers and three other related facilities that, in combination with outsourced third-party distribution arrangements, cover all of the markets in which we operate. These facilities are part of a sophisticated inventory management system that also includes a fleet of approximately 100 transfer and delivery vehicles that service all of our customers not serviced by our third-party providers.

- *Offering product repair or replacement services.* For all products that are either covered by warranties or for customers who purchase repair service agreements, we provide repair or replacement services. We service every product that we sell through our own service organization or through the use of third-party service providers, and we service only the products that we sell. In this way, we can assure our customers that they will receive exclusive attention to their product repair needs. We will repair the product, making house calls if necessary, or facilitate replacement products. All of our service centers are authorized factory service facilities that provide trained technicians to offer in-home diagnostic and repair service utilizing a fleet of approximately 140 service vehicles as well as on-site service and repairs for products that cannot be repaired in the customer's home. At times, we also use third-party service providers to allow us to cover some of the markets outside our traditional service areas and maintain the appropriate level of customer service.

- *Endeavoring to maintain a high level of customer satisfaction.* We measure customer satisfaction at the individual employee level for our sales, delivery and service associates. In addition to using this information to train and coach our associates to continually improve the service we provide to our customers, we use the information gathered to improve our processes and product and service offerings to address common customer concerns.

*Strong presence in desirable geographic region.*

We believe our typical customer is a working class, repeat buyer living in a mature neighborhood who comes to our store to replace older household goods with newer items. Our stores are often strategically located as the anchor store in a strip center, where we can improve access to this target customer segment.

With 57 of our 65 stores in Texas, we believe we benefit from strong demographic trends. According to the Bureau of Economic Analysis, Texas was the second largest state by nominal GDP in 2010. In addition, from 2000 to 2010, Texas experienced population growth of 20.6% compared to the U.S. population growth of 9.7% over the same period. Moreover, Texas' average unemployment rate of 7.3% continues to trend below the national rate of 8.3% as of January 2012. The Texas unemployment rate has been at or below the national average for more than 60 months.

*Flexible and scalable operating platform.*

Our highly integrated retail and credit business model allows us to adapt a changing economic environment and appropriately manage our liquidity. As economic conditions deteriorated, we:

- adjusted our credit standards, thereby improving the credit quality of the additions to our credit portfolio; as a result, we decreased the size of our credit portfolio and debt balances and reduced the use of cash for working capital;

- reduced expenses, in addition to those expenses that are directly variable with changes in net sales, which we believe will improve our operating leverage in the future;

- emphasized pricing discipline on the sales floor, while maintaining our competitive pricing position in the marketplace, to drive an increase in our retail gross margin; and

- closed underperforming stores and retained many of the customers in adjacent stores, thereby improving profitability.

We have the ability to open up new stores with minimal initial capital requirements (between $1.0 million and $1.5 million of net capital expenditure and inventory investment per leased store) and can integrate them into our existing infrastructure. Our credit operations are in a central location and our vendor relationships provide us access to stock the necessary inventory.

*Experienced management team.*

Our executive management team has spent an average of approximately 14 years with the Company. The senior management team of our retail operations has experience in all aspects of that business and has an average of approximately 26 years with the Company. The senior credit management team that oversees the credit portfolio has over 12 years tenure. This level of experience ensures that both our retail and credit operations are closely monitored.

**Our growth strategies**

Our strategies to maximize and grow returns for our stakeholders include:

*Expanding sales of furniture and mattresses.*

Over the past year we have expanded the floor space dedicated to our furniture and mattress product offering and have enhanced the product selection we provide to our customers. Additionally, we have focused on improving the quality of product we offer and have added higher priced product to the mix to give our customers more options. As a result, our same store furniture and mattress sales during fiscal year 2012 increased 35.2%. Through our store remodeling plan, we intend to update the majority of our stores over the next two years to provide a larger and more prominent presentation for furniture and mattresses. Additionally, we are working to increase the volume of product purchased by directly sourcing the purchases from non-U.S. based manufacturers, which we expect will improve the gross margins we achieve on sales of this product.

*Improving sales floor execution.*

We have undertaken initiatives to improve the in-store sales experience for our customers, including:

- Expanding and enhancing sales associate training to improve customer service levels and product knowledge;
- Reducing sales associate turnover to improve the tenure and experience of our sales associates and reduce recruiting and training expenses; and
- Simplifying the in-store process, including our emphasis on encouraging customers to apply for credit through our website, thereby reducing the time spent on the credit application process in the store.

*Enhancing our store portfolio.*

We have a well-defined core customer base that is a working class individual with a $25,000 to $60,000 average annual income. Stores located in areas with a sufficient concentration of our core customer, typically, generate solid sales and cash flow from operations. Over the past year we have closed, or allowed the lease to expire, on 11 stores, with one additional store in Dallas to be closed during fiscal year 2013. The closed stores, typically, were located in high income areas and generated sales volumes that were approximately half of the remaining store base.

Given our knowledge of our core customer, we are now focused on remodeling stores in market areas to fit the demographic needs for successful store operations, to update and refresh our stores and to more prominently display our three major categories: furniture and mattresses, appliances and consumer electronics.

In addition to remodeling existing stores, we have re-initiated our store opening program with plans to open five to seven new stores during fiscal year 2013. All of these stores will be in new markets, and will include our entrance into at least one new state.

*Improving credit operation contribution.*

Our goal is to provide every customer that enters our stores or applies for credit on our website a monthly payment option. Currently, we make the following payment options available to our customers, based on a review of their credit worthiness:

- For customers with credit scores that are typically above 650, we offer special low or no-interest financing programs on select products, primarily through a Conn's branded revolving credit card from GE Capital;
- For customers with credit scores that are generally between 550 and 650, we offer our proprietary in-house financing program, which is a fixed term, fixed payment installment contract; and
- For customers that do not qualify for our credit program, we offer a rent-to-own payment option through RAC Acceptance.

During the last six months of fiscal year 2012, approximately 85% of our sales were paid for using one of these payment options. Additionally, we continue to review alternative financing programs that would give us the ability to provide more customers the ability to purchase the products and services we offer.

To improve the profit contribution of our credit operation, we have modified our collection practices over the past year to focus our portfolio servicing operations on collections of higher value accounts. The primary changes made were to:

- Change our charge-off policy, such that accounts will be charged off more quickly than in the past, requiring accounts over 209 days past due at month end to be charged off; and
- Limit re-aging of customer accounts so that no account can be re-aged more than a total of 12 months over the life of the account, among other requirements.

The impact of these changes has allowed us to reduce collection costs, as older, more highly re-aged accounts continue to age to the point of charge-off, if the customer is unable or unwilling to make adequate payments on their credit account. We believe the above changes will allow us to realize a higher and more consistent level of profitability from our credit operations.

**Customers**

We do not have a significant concentration of sales with any individual customer and, therefore, the loss of any one customer would not have a material impact on our business. No single customer accounts for more than 10% of our total revenues. Except for sales through the RAC Acceptance relationship, which were approximately $22.3 million, no single customer accounted for more than $450,000 during the year ended January 31, 2012.

**Products and merchandising –**

*Product categories.*

Each of our stores sells the major categories of products shown below. The following table, which has been adjusted from previous filings to ensure comparability, presents a summary of total revenues for the years ended January 31, 2012, 2011 and 2010:

| | Year ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| (Dollars in thousands) | Amount | % | Amount | % | Amount | % |
| Consumer electronics | $ 229,428 | 29.0% | $ 258,173 | 31.9% | $ 297,974 | 33.6% |
| Home appliances | 188,499 | 23.8 | 188,270 | 23.3 | 213,745 | 24.1 |
| Furniture and mattresses | 100,033 | 12.6 | 76,617 | 9.5 | 68,639 | 7.7 |
| Home office | 52,553 | 6.6 | 54,719 | 6.8 | 55,219 | 6.2 |
| Other | 25,847 | 3.3 | 30,664 | 3.7 | 30,804 | 3.5 |
| Total product sales | 596,360 | 75.3 | 608,443 | 75.2 | 666,381 | 75.1 |
| Repair service agreement commissions | 42,078 | 5.3 | 37,795 | 4.7 | 40,673 | 4.6 |
| Service revenues | 15,246 | 1.9 | 16,487 | 2.0 | 22,115 | 2.5 |
| Total net sales | 653,684 | 82.5 | 662,725 | 81.9 | 729,169 | 82.2 |
| Finance charges and other | 138,618 | 17.5 | 146,050 | 18.1 | 157,920 | 17.8 |
| Total revenues | $ 792,302 | 100.0% | $ 808,775 | 100.0% | $ 887,089 | 100.0% |

Within these major product categories (excluding repair service agreements, service revenues and delivery and installation), we offer our customers over 2,100 SKUs in a wide range of price points. Most of these products are manufactured by brand name companies, including General Electric, Whirlpool, Frigidaire, Friedrich, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Dell, Asus, Bose, Serta, Therapedic, Franklin, Jackson, Albany, Bassett, Hewlett Packard, Poulan, Husqvarna and Toro. As part of our good-better-best merchandising strategy, our customers are able to choose from products ranging from low-end to mid- to high-end models in each of our key product categories, as follows:

| Category | Products | Selected Brands |
|---|---|---|
| Consumer electronics | Cameras, camcorders, video game hardware and software, portable audio, 3D, LED, LCD, plasma, and DLP televisions, and home theater systems | Samsung, Sony, LG, Toshiba, Panasonic, Mitsubishi, Microsoft, Nintendo and Bose |
| Home appliances | Refrigerators, freezers, washers, dryers, ranges, dishwashers, built-ins, cook tops, air conditioners and vacuum cleaners | Whirlpool, Maytag, Frigidaire, Kitchen Aid, Samsung, LG, General Electric, Friedrich, Haier, Dyson and Eureka |
| Furniture and mattresses | Upholstery, recliners, dining, bedroom, mattresses, and bedding accessories | Serta, Therapedic, Leggett & Platt, Franklin, Jackson, Albany, Vaughn Bassett, Harden and Steve Silver Furniture |
| Home office | Computers peripherals, computer monitors, printers, computers, home office furniture, laptops, internet devices, tablets and computer accessories | Hewlett Packard, Toshiba, Sony, Samsung, Dell and Asus |

*Purchasing.*

We purchase products from over 200 manufacturers and distributors. Our agreements with these manufacturers and distributors typically cover a one-year time period, are renewable at the option of the parties and are terminable upon 30 days written notice by either party. Similar to other specialty retailers, we purchase a significant portion of our total inventory from a limited number of vendors. During fiscal 2012, 73.0% of our total inventory purchases were from six vendors, including 26.4%, 22.2% and 9.4% of our total inventory purchases from Samsung, LG, and Sony, respectively. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition. We have no indication that any of our suppliers will discontinue selling us merchandise. Other than industry-wide shortages that occur from time to time, we have not experienced significant difficulty in maintaining adequate sources of merchandise, and we generally expect that adequate sources of merchandise will continue to exist for the types of products we sell.

*Merchandising strategy.*

We focus on providing a comprehensive selection of high-quality merchandise to appeal to a broad range of potential customers. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We primarily sell brand name warranted merchandise. Our established relationships with home appliance, consumer electronic and furniture vendors and our affiliation with NATM, a major buying group with $5 billion in purchases annually, give us purchasing power that allows us to offer custom-featured appliances and electronics at prices that compare favorably with national retailers and provides us a competitive selling advantage over other independent retailers. Additionally, we are able to purchase furniture inventory in volumes that allow us to provide next-day delivery and at discounted prices, giving us a competitive advantage over smaller furniture retailers in the marketplace today. As part of our merchandising strategy, we operate two clearance centers with one in Houston and one in Dallas to help sell damaged, used or discontinued merchandise.

*Pricing.*

We emphasize competitive pricing on all of our products and maintain a low price guarantee on advertised items that is valid in all markets for 10 to 30 days after the sale, depending on the product. We offer promotionally priced products through specially discounted purchases from our vendors, allowing us to offer our customers unique bargains while maintaining acceptable profitability.

**Finance operations**

*General.*

We sell our products for cash or for payment through major credit cards and third-party financing, in addition to offering our customers financing through our proprietary credit programs. In the last three fiscal years, we financed, on average, approximately 61% of our retail sales through our credit program. We offer our customers financing through our installment payment plan. Additionally, some customers are eligible for no-interest financing plans. We use a third-party finance company to provide a portion of our no-interest financing offerings. We also use a third-party provider to offer a rent-to-own financing option to our customers. As of January 31, 2012, we employed over 390 full-time and part-time employees who focus on credit approval, collections and credit customer service. Employees in these operational areas are trained to follow our methodology in approving credit, collecting our accounts, and charging off any uncollectible accounts based on pre-determined aging criteria, depending on their area of responsibility.

The following table shows our product and repair service agreements sales, net of returns and allowances, by method of payment for the periods indicated.

| | Year ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| (Dollars in thousands) | Amount | % | Amount | % | Amount | % |
| Cash and other credit cards | $ 150,627 | 23.6% | $ 197,700 | 30.6% | $ 253,977 | 35.9% |
| Credit portfolio: | | | | | | |
| In-house financing, incl. down payment | 385,661 | 60.4 | 395,547 | 61.2 | 441,764 | 62.5 |
| Third-party promotional financing | 79,805 | 12.5 | 44,590 | 6.9 | 11,313 | 1.6 |
| Third-party rent-to-own option | 22,345 | 3.5 | 8,401 | 1.3 | - | 0.0 |
| Total from monthly payment options | 487,811 | 76.4 | 448,538 | 69.4 | 453,077 | 64.1 |
| Total all payment options | $ 638,438 | 100.0% | $ 646,238 | 100.0% | $ 707,054 | 100.0% |

Our decisions to extend credit to our retail customers are made by our internal credit underwriting department located at our corporate office — separate and distinct from our retail sales department. In addition to an auto approval algorithm, we have two senior credit underwriter managers who direct 14 senior graders with an average of 12 years of credit experience with us and eight credit clerks. The team makes credit granting decisions using our proprietary underwriting process and oversees our credit underwriting process. Our underwriting process considers one or more of the following elements: credit bureau reporting; income verification; current income and debt levels; a review of the customer's previous credit history with us; the credit risk of the particular products being purchased and the level of the down payment made at the time of purchase.

We have developed a proprietary standardized underwriting model that provides credit decisions, including down payment amounts and credit terms, based on customer risk, income level and product risk. We automatically approved approximately 40.8% of all credit applications that were used in purchases of products from us during fiscal 2012, and the remaining credit decisions are based on evaluation of the customer's creditworthiness by a qualified in-house credit underwriter. In order to improve the speed and consistency of underwriting decisions, we continually review our auto approval algorithm and, during the quarter ended January 31, 2012, we were able to improve the percentage of credit applications used in purchases of products from us that were automatically approved to 52.2%. For certain credit applicants that may have past credit problems or lack or credit history, we use using stricter underwriting criteria. The additional requirements include verification of employment and recent work history, reference checks and higher required down payment levels.

Part of our ability to control delinquency and net charge-off is based on the level of down payments that we require, the maximum contract terms we allow and the purchase money security interest that we obtain in the product financed which reduce our credit risk and increase our customers' ability and willingness to meet their future obligations. We require the customer to purchase or provide proof of credit property insurance coverage to offset potential losses relating to theft or damage of the product financed.

Approximately 98% of the balances in the credit portfolio are installment accounts, which are paid over a specified period of time with set monthly payments. Effective February 29, 2012, we stopped offering our customers the ability to make purchases using in-house revolving charge accounts, which account for the remaining 2% of the balances in the credit portfolio. We are no longer providing revolving charge accounts under our in-house credit program because we believe that the structure of installment credit accounts results in better credit performance with our core customer, and because of the limited amount currently outstanding under our revolving charge program. We do offer a Conn's-branded revolving charge program through a third-party consumer lender. Most of our installment accounts provide for payment over 12 to 36 months, with the average account remaining outstanding for approximately 14 to 16 months.

*Credit monitoring and collections.*

In addition to our underwriting personnel, as of January 31, 2012, we employed approximately 360 people in our collections department who service 100% of our active customer credit portfolio. Our in-house, credit-financed sales are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections, especially given that many of the products we finance are necessities for the home. We employ an intensive credit collection strategy that includes dialer-based calls, virtual calling and messaging systems, inside collectors that contact borrowers at phone numbers they provide, field collectors that contact borrowers at their home, collection letters, a legal staff that files lawsuits and attends bankruptcy hearings and voluntary repossession.

We closely monitor the credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our unique underwriting model, secured interest in the products financed, required down payments, local presence, ability to work with customers relative to their product, service and credit insurance needs, and the flexible financing alternatives we offer help mitigate the loss experience on our portfolio. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 60% of our active credit accounts did so at some time during the twelve months ended January 31, 2012. We believe that these factors help us maintain a relationship with the customer that keeps losses lower while encouraging repeat purchases.

Our collection activities involve a combination of efforts that take place in our Beaumont and San Antonio, Texas collection centers, and field collection efforts that involve a visit by an in-house collector or third-party to the customer's home. We maintain a predictive dialer system, including virtual collection systems, and letter campaigns that help us contact and speak to customers daily. We also maintain an experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our field collectors provide on-site contact with the customer to assist in the collection process or, if needed, to voluntarily repossess the product in the event of non-payment. As part of our effort to work with our customers to achieve and maintain a habit of making consistent monthly payments on their credit accounts with us, we will, at times, extend their contractual payment terms, also known as re-aging, which usually results in updating the past due status of the account to reflect it as current. Typically, we will agree to re-age an account when a customer has experienced a financial hardship, such as temporary loss of employment, if, after discussing the situation with the customer, we validate that they will be able to resume making their regularly scheduled payments. Generally, for the re-age process to be completed, the customer is required to pay the greater of interest on the account for the number of months re-aged or a full monthly payment. An account can be re-aged multiple times over its life, but the use of the re-age program is limited and must comply with Company guidelines. We believe our re-aging programs reduce our ultimate net charge-offs and enhance our ability to collect the full amounts due to us from sales under our credit programs and results in building long-term relationships with those customers that help drive future sales. During fiscal year 2012, based on analysis of the performance of re-aged receivables and considering the cost of collections, we revised our re-aging program to limit the maximum number of months an account can be re-aged, over the life of the contract, to 12 months. This change has resulted in delinquent, highly-re-aged accounts moving through delinquency to charge-off status more quickly, reducing the number of accounts in the active portfolio. While it has resulted in higher charge-off expense than we otherwise would have incurred, we believe the effect is temporary and it has allowed us to reduce servicing costs. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment program and voluntarily relinquishes control of the purchased merchandise to our field collectors. Our legal department processes our legal collection efforts and helps handle any legal issues associated with the collection process.

Effective July 31, 2011, we changed our charge-off policy, such that we deem an account to be uncollectible and charge it off if the account is more than 209 days past due at the end of a month. Prior to July 31, 2011, our charge-off policy required an account to be charged-off if it was 120 days or more past due and we had not received a payment in the last seven months. As with our re-age policy change, this has resulted in delinquent accounts charging off more quickly, allowing us to reduce servicing cost and focus our collection resources on accounts that we believe have a higher likelihood of paying. Over the last 36 months, we have recovered approximately 5.5% of charged-off amounts through our collection activities. The income that we realize from the customer receivables portfolio depends on a number of factors, including credit losses. Therefore, it is to our advantage to manage the portfolio to minimize the combined servicing cost and net losses on the credit portfolio to maximize profitability, including the contribution from the retail sale.

Our accounting and credit staff consistently monitor trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit and income information, down payment amounts and other identifying information. We track our charge-offs both gross, before recoveries, and net, after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following tables present, for comparison purposes, information about our credit portfolios (dollars in thousands, except average outstanding customer balance):

| | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Total outstanding balance (period end) | $ 643,301 | $ 675,766 | $ 736,041 |
| Percent of total outstanding balances represented by balances over 36 months old (period end) (1) | 2.6% | 3.0% | 2.9% |
| Percent of total outstanding balances represented by balances over 48 months old (period end) (1) | 0.5% | 0.8% | 0.9% |
| Average outstanding customer balance | $ 1,329 | $ 1,285 | $ 1,335 |
| Number of active accounts (period end) | 484,169 | 525,950 | 551,312 |
| Account balances 60+ days past due (period end) (2) | $ 55,190 | $ 58,042 | $ 73,391 |
| Percent of balances 60+ days past due to total outstanding balance (period end) | 8.6% | 8.6% | 10.0% |
| Percent of balances 60-209 days past due to total outstanding balance (period end) | 8.6% | 7.0% | 8.3% |
| Total account balances re-aged (period end) (2) | $ 88,863 | $ 133,560 | $ 148,445 |
| Percent of reaged balances to total outstanding balance (period end) | 13.8% | 19.8% | 20.2% |
| Account balances re-aged more than six months (period end) | $ 38,182 | $ 58,001 | $ 60,947 |
| Weighted average credit score of outstanding balances | 602 | 591 | 586 |
| Total applications processed | 734,748 | 778,161 | 825,425 |
| Percent of retail sales financed, including downpayment received | 60.4% | 61.2% | 62.5% |
| Weighted average origination credit score of sales financed | 621 | 624 | 620 |
| Total applications approved | 58.1% | 58.0% | 58.3% |
| Average down payment | 5.3% | 5.3% | 6.9% |
| Average total outstanding balance | $ 626,438 | $ 699,284 | $ 743,746 |
| Bad debt charge-offs (net of recoveries) (3) | $ 46,939 | $ 51,116 | $ 37,416 |
| Percent of bad debt charge-offs (net of recoveries) to average outstanding balance, annualized (3) | 7.5% | 7.3% | 5.0% |
| Estimated percent of re-age balances collected (4) | 69.3% | 75.6% | 83.1% |
| Percent of total outstanding balance represented by promotional receivables | 14.8% | 12.4% | 15.3% |
| Weighted average monthly payment rate (5) | 5.60% | 5.37% | 5.23% |
| Percent of retail sales paid for by third-party financing | 12.5% | 6.9% | 1.6% |
| Percent of retail sales paid for by third-party rent-to-own option | 3.5% | 1.3% | 0.0% |

(1) Includes installment accounts only. Balances included in over 48 month totals are also included in balances over 36 months' old totals.

(2) Accounts that become delinquent after being re-aged are included in both the delinquency and re-aged amounts. Re-aged portfolio data was adjusted to include certain refinanced account balances not previously included.

(3) On July 31, 2011, we revised our charge-off policy to require an account that is delinquent more than 209 days at month end to be charged-off. The change in policy had the impact of accelerating approximately $5.9 million in net charge-offs which were charged against previously provided bad debt reserves. This negatively impacted the net charge-off rate in the current year period by approximately 90 basis points.

(4) Is calculated as 1 minus the percent of actual bad-debt charge-offs (net of recoveries) of re-age balances as a percentage of average re-age balances. The re-age bad debt charge-offs are included as a component of Percent of bad debt charge-offs (net of recoveries) to average outstanding balance.

(5) 12-month average of gross cash payments as a percentage of gross principal balances outstanding at the beginning of each month in the period.

### Historical Static Loss Table

The following static loss analysis calculates the percentage of balances charged off, based on the year the credit account was originated and the period the balance was charged off. The percentage computed below is calculated by dividing the cumulative net amount charged off since origination by the total balance of accounts originated during the applicable fiscal year. The net charge-off was determined by estimating, on a pro rata basis, the amount of the recoveries received during a period that were allocable to the applicable origination period.

| Fiscal Year | Cumulative loss rate as a % of balance originated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Years from origination | | | | | | | |
| of Origination | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| **2005** | 0.3% | 1.7% | 3.4% | 4.3% | 4.7% | 4.9% | 5.0% | 5.0% |
| **2006** | 0.3% | 1.9% | 3.6% | 4.8% | 5.4% | 5.7% | 5.7% | |
| **2007** | 0.2% | 1.7% | 3.5% | 4.6% | 5.4% | 5.6% | | |
| **2008** | 0.2% | 1.8% | 3.6% | 5.0% | 5.7% | | | |
| **2009** | 0.2% | 2.0% | 4.6% | 6.0% | | | | |
| **2010** | 0.2% | 2.4% | 4.5% | | | | | |
| **2011** | 0.4% | 2.6% | | | | | | |
| **2012** | 0.2% | | | | | | | |

### Store operations

*Stores.*

We currently operate 65 retail and clearance stores in Texas, Louisiana and Oklahoma and have plans to open five to seven stores and to close one store during fiscal year 2013. The following table summarizes the number of stores we currently operate in each of our markets, the number of freestanding and strip mall stores in each market and the calendar year in which we opened our first store in each market:

| Market | Number of Stores | | First Store |
|---|---|---|---|
| | Stand Alone | Strip Mall | Opened |
| Houston | 5 | 17 | 1983 |
| San Antonio/Austin | 4 | 6 | 1994 |
| Golden Triangle (Beaumont, Port Arthur, Lufkin and Orange, Texas and Lake Charles, Louisiana) | 1 | 5 | 1937 |
| Baton Rouge/Lafayette | 1 | 4 | 1975 |
| Corpus Christi | 1 | 1 | 2002 |
| Dallas/Fort Worth | 1 | 14 | 2003 |
| South Texas | - | 3 | 2004 |
| Oklahoma | - | 2 | 2008 |
| Total | 13 | 52 | |

Our stores have an average selling space of approximately 22,000 square feet, plus a rear storage area averaging approximately 5,500 square feet for fast-moving or smaller products that customers prefer to carry out rather than wait for in-home delivery. Two of our stores are clearance centers for discontinued product models, damaged merchandise, returns and repossessed products and are located in our Houston and Dallas markets, providing 38,250 square feet of combined selling space.

We have not updated many of our stores in the last three fiscal years. However, we have begun to update our stores to a new prototype store model and implement it at new locations and in existing locations in which the market demands support the required design changes. We believe the new store model better presents our core product categories of furniture and mattresses, home appliances and consumer electronics to our customers. Additionally, the new design allocates additional floor space to furniture and mattresses to allow us to continue to expand the product selection. As we continue to add new stores or update or replace existing stores, we intend to modify our floor plan to include elements of this new model. All of our updated stores, as well as our new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type. Our prototype store for future expansion has from 25,000 to 35,000 square feet of retail selling space and a rear storage area of between 3,000 and 5,000 square feet. Our investment to update our existing stores to the new store model is expected to be approximately $500,000 per store, and we expect these improvements to benefit sales at those stores over time. We continuously evaluate our existing and potential sites to position our stores in desirable locations and relocate stores that are not properly positioned. We typically lease rather than purchase our stores to retain the flexibility of managing our financial commitment to a location if we later decide that the store is performing below our standards or the market would be better served by relocation. After updating, expanding or relocating a store, we expect to increase same store sales at the store.

*Store economics.*

We lease 62 of our 65 current store locations, with an average monthly rent of approximately $20,700. Our average per store investment for new leased stores is expected to be between $1.0 million and $1.5 million, including leasehold improvements (net of tenant improvement allowances), fixtures and equipment and inventory (net of accounts payable), but excluding the capital required to support the credit portfolio balances generated by the sales of the store.

During fiscal year 2012, our non-clearance center stores, excluding those that are part of our closing plans, generated average total retail revenues of approximately $10.1 million each and an average operating margin of approximately 12%, before credit and insurance revenues and before allocation of advertising, delivery and other overhead expenses.

*Personnel and compensation.*

We staff a typical store with a store manager, an assistant manager, an average of 17 sales personnel and other support staff, including cashiers and/or porters based on store size and location. Managers have an average tenure with us of approximately six years and typically have prior sales floor experience. In addition to store managers, we have eight district management personnel, including district managers and district operations managers, which generally oversee from 10 to 20 stores in each market. The senior management team of retail operations has an average of approximately 12 years of experience with us.

We compensate the majority of our sales associates on a straight commission arrangement, while we generally compensate store managers on a salary basis plus incentives and cashiers at an hourly rate. In some instances, store managers receive earned commissions plus base salary. We believe that because our store compensation plans are tied to sales, they generally provide us an advantage in attracting and retaining highly motivated employees.

*Training.*

New sales personnel must complete an intensive two-week classroom training program in the markets where they will be assigned, under the direction of sales management personnel in those markets. Installation and delivery staff and service personnel receive training through an on-the-job program in which individuals are assigned to an experienced installation and delivery or service employee as helpers prior to working alone. In addition, our employees benefit from on-site training conducted by many of our vendors.

We attempt to identify store manager candidates early in their careers with us and place them in a defined program of training. They attend our in-house training program, which provides guidance and direction for the development of managerial and supervisory skills. After completion of the training program, manager candidates work as assistant managers for six to twelve months and are then allowed to manage one of our smaller stores, where they are supervised closely by the store's district manager. We give new managers an opportunity to operate larger stores as they become more proficient in their management skills. Each store manager attends mandatory training sessions on a monthly basis and also attends sales training meetings where participants receive and discuss new product information.

**Marketing**

We design our marketing and advertising programs to increase our brand name recognition, educate consumers about our products and services and generate customer traffic in order to increase sales. We conduct our advertising programs primarily through newspapers, radio and television stations, direct mail, telephone and our website. Our promotional programs include the use of discounts, rebates, product bundling and no-interest financing plans. Our website and the information contained on our website is not incorporated in this annual report or Form 8-K or any other document filed with the SEC.

Our website provides customers the ability to apply for credit and purchase our products on-line. The website averaged approximately 10,000 credit applications per month during fiscal 2012. The website is linked to a call center, allowing us to better assist customers with their credit and product needs.

***Distribution and inventory management***

We have four regional distribution centers located in Houston, San Antonio, Dallas and Beaumont, Texas and smaller cross-dock facilities in Lafayette, Louisiana and Austin and Harlingen, Texas. This enables us to deliver products to our customers quickly, reduces inventory requirements at the individual stores and facilitates regionalized inventory and accounting controls.

In our retail stores we maintain an inventory of fast-moving items and products that the customer is likely to carry out of the store. Our Distribution Inventory Sales computer system and the use of scanning technology in our distribution centers allow us to determine, on a real-time basis, the exact location of any product we sell. If we do not have a product at the desired retail store at the time of sale, we can provide it through our distribution system on a next day basis.

We maintain a fleet of tractors and trailers and use a third-party provider to move products from market to market and from distribution centers to stores to meet customer needs. We outsource the majority of our in-home deliveries to a third party. Our fleet of home delivery vehicles enables our highly-trained delivery and installation specialists, in combination with the outsourced distribution arrangements to quickly complete the sales process, enhancing customer service. We receive a delivery fee based on the products sold and the services needed to complete the delivery.

**Product support services**

*Credit insurance.*

Acting as agents for unaffiliated insurance companies, we offer credit life, credit disability, credit involuntary unemployment and credit property insurance, which we collectively refer to as credit insurance, at all of our stores on sales financed under our credit programs. These products cover payment of the customer's credit account in the event of the customer's death, disability or involuntary unemployment or if the financed property is lost or damaged. We receive sales commissions from the unaffiliated insurance company at the time we sell the coverage, and we receive retrospective commissions, which are additional commissions paid by the insurance carrier if insurance claims are less than earned premiums. We recognize our commission on the sale of these third-party insurance contracts in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned.

We require proof of property insurance on all installment credit purchases, although we do not require that customers purchase this insurance from us. During fiscal 2012, approximately 84.1% of our credit customers purchased one or more of the credit insurance products we offer, and approximately 20.8% purchased all of the insurance products we offer. Commission revenues from the sale of credit insurance contracts represented approximately 2.5%, 2.5% and 2.2% of total revenues for fiscal years 2012, 2011 and 2010, respectively.

*Repair service agreements.*

We provide service for all of the products we sell and only for the products we sell. Customers purchased repair service agreements that we sell for third-party insurers on products representing approximately 48% of our total product sales for fiscal 2012. These agreements broaden and extend the period of covered manufacturer warranty service for up to four years from the date of purchase, depending on the product. These agreements are sold at the time the product is purchased. Customers may finance the cost of the agreements along with the purchase price of the associated product. Through a third-party, customers are contacted prior to the expiration of the repair service agreement period to provide them the opportunity to purchase an extended period of coverage, and we receive a commission on each sale.

We have contracts with unaffiliated third-party insurers that issue the initial repair service agreements to cover the costs of repairs performed under these agreements. The initial service agreement is between the customer and the independent third-party insurance company, and, through our agreements with the third-party insurance company, we are obligated to provide service when it is needed under each agreement sold. We receive a commission on the sale of the contract, which is recognized in revenues at the time of the sale, and we receive retrospective commissions, which are additional commissions paid by the insurance carrier over time if the cost of repair claims are less than earned premiums.

Additionally, we bill the insurance company for the cost of the service work that we perform. We are the obligor under renewal contracts sold prior to March 1, 2012. Under these company-obligor renewal contracts, we recognize revenues received, and direct selling expenses incurred, over the life of the contracts, and expense the cost of the service work performed as products are repaired. After March 1, 2012, we began offering a renewal program through an unaffiliated third-party insurer and receive a commission on the sale of the contract, which will be recognized in revenues during the period the contract is sold.

Of the 14,000 repairs, on average, that we perform each month, approximately 48.3% are covered under repair service agreements, approximately 35.6% are covered by manufacturer warranties and the remainders are cash and customer accommodation repairs. Revenues from the sale of repair service agreements and the other product protection products that we sell represented approximately 6.4%, 5.7% and 5.6% of net sales during fiscal years 2012, 2011 and 2010, respectively.

**Management information systems**

We have a fully integrated management information system that tracks, on a real-time basis, point-of-sale information, inventory receipt and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to e-mail, scheduling and various servers. All of our facilities are linked by a wide-area network that provides communication for in-house credit authorization and real-time capture of sales and merchandise movement at the store level. In our distribution centers, we use wireless terminals to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we currently use desktop terminals to provide sales, and inventory receiving, transferring and maintenance capabilities.

Our integrated management information system also includes extensive functionality for management of the complete credit portfolio life cycle as well as functionality for the management of product service. The credit system provides in-house credit underwriting, new account set up and tracking, credit portfolio reporting, collections, credit employee productivity metrics, skip-tracing, and bankruptcy, fraud and legal account management. The service system provides for service order processing, warranty claims processing, parts inventory management, technician scheduling and dispatch, technician performance metrics and customer satisfaction measurement. The sales, credit and service systems share a common customer and product sold database.

Our invoicing system uses an IBM Series i5 hardware system that runs on the i5OS operating system. This system enables us to use a variety of readily available applications in conjunction with software that supports the system. All of our current business application software, except our website, accounting, human resources and credit legal systems, has been developed in-house by our management information system employees. We believe our management information systems efficiently support our current operations and provide a foundation for future growth.

We employ Nortel telephone switches and a Noble Systems hosted predictive dialer, as well as a redundant data network and cable plant, to improve the efficiency of our collection and overall corporate communication efforts.

As part of our ongoing system availability protection and disaster recovery planning, we have implemented a secondary IBM Series i5 system. We installed and implemented the back-up IBM Series i5 system in our corporate offices to provide the ability to switch production processing from the primary system to the secondary system within thirty minutes should the primary system become disabled or unreachable. The two machines are kept synchronized utilizing third party software. This backup system provides "high availability" of the production processing environment. The primary IBM Series i5 system is geographically removed from our corporate office for purposes of disaster recovery and security. Our disaster recovery plan worked as designed during our evacuation from our corporate headquarters in Beaumont, Texas, due to Hurricane Rita in September 2005, and Hurricanes Gustav and Ike in September 2008. While we were displaced, our store, distribution and service operations that were not impacted by the hurricane continued to have normal system availability and functionality.

We are currently assessing our information system needs and capabilities and are exploring updating or replacing several of the systems used in our day-to-day operations.

**Competition**

According to the U.S. Department of Commerce – Bureau of Economic Analysis, consumer electronics spending reached $117.3 billion in 2011, a 3.5% increase from 2010. Televisions accounted for $38.6 billion of the overall personal consumption expenditures, compared to $37.4 billion the prior year. Personal computers and peripheral equipment accounted for $50.5 billion of the overall expenditures, compared to $47.4 billion in the prior year. As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported consumer electronic sales of $127.8 billion in 2010, a 5.8% increase from the $120.8 billion reported in 2009. The consumer electronics market is highly fragmented with sales coming from large appliance and electronics superstores, national chains, small regional chains, single-store operators, and consumer electronics departments of selected department and discount stores. We estimate, based on data provided in *Twice*, that Best Buy and Wal-Mart, the two largest consumer electronics retailers, together accounted for approximately 41% of the total electronics sales attributable to the 100 largest retailers in 2010. Based on revenue in 2010, we were the 34th largest retailer of consumer electronics in the United States. For the twelve months ended January 31, 2012, we generated $229.4 million, or 38.5%, of total product sales from the sale of consumer electronics.

According to the Bureau of Economic Analysis, personal consumption expenditures for home appliances were $40.9 billion in 2011, an increase of less than 1% from $40.5 billion in 2010. Major household appliances, such as refrigerators and washer/dryers, account for over 80% of this total at $34.5 billion in 2011. Based on data published in *Twice,* the top 100 major appliance retailers reported sales of approximately $23.3 billion in 2010, an increase of approximately 5.7% from reported sales in 2009 of approximately $22.0 billion. The retail appliance market is large and concentrated among a few major dealers, with sales coming primarily from large appliance and electronics superstores, national chains, small regional chains and home improvement centers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 32% in 2010 and in 2009. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2010. We were the 11th largest appliance retailer in the United States in 2010. For the twelve months ended January 31, 2012, we generated $188.5 million, or 31.6%, of total product sales from the sale of home appliances.

According to the U.S. Department of Commerce — Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated to be approximately $83.9 billion in 2011, up from $81.6 billion in the prior year. The household furniture and mattress market is highly fragmented with sales coming from manufacturer-owned stores, independent dealers, furniture centers, specialty sleep product stores, national and local chains, mass market retailers, department stores and, to a lesser extent, home improvement centers, decorator showrooms, wholesale clubs, catalog retailers, and the Internet.

Based on data from the Federal Reserve System, estimated total consumer credit outstanding, which excludes primarily loans secured by real estate, was $2.50 trillion as of December 31, 2011, up 3.6% from $2.41 trillion at December 31, 2010. Consumers obtain credit from banks, credit unions, finance companies and non-financial businesses that offer credit, including retailers. The credit obtained takes many forms, including revolving (e.g., credit cards) or fixed-term (e.g., automobile loans) credit, and at times is secured by the products being purchased.

We compete primarily based on enhanced customer service and customer shopping experience through our unique sales force training and product knowledge, next day delivery capabilities, offering of financing options for most customers, including our proprietary in-house credit program, guaranteed low prices and product repair service.

**Regulation**

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

Our sale of credit life, credit disability, credit involuntary unemployment and credit property insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that we may charge and require licensing of certain of our employees and operating entities. We believe we are in substantial compliance with all applicable laws and regulations relating to our credit insurance business.

**Employees**

As of January 31, 2012, we had approximately 2,460 full-time employees and 90 part-time employees, of which approximately 1,140 were sales personnel. We offer a comprehensive benefits package including health, life, short - and long-term disability, and dental insurance coverage as well as a 401(k) plan, employee stock purchase plan, paid vacation and holiday pay, for eligible employees. None of our employees are subject to collective bargaining agreements governing their employment with us, and we believe that our employee relations are good. We have a formal dispute resolution plan that requires mandatory arbitration for employment-related issues.

**Tradenames and trademarks**

We have registered the trademarks "Conn's", "Conn's Home Plus", "YES Money", "YE$ Money", "SI Money" and our logos.

**Available information.**

We are subject to reporting requirements of the Securities and Exchange Act of 1934, or the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports, proxy and other information statements and other information with the Securities and Exchange Commission (SEC). Copies of these reports, proxy statements and other information can be inspected a copied at the SEC Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain these materials electronically by accessing the SEC's home page on the Internet at www.sec.gov.

Our board has adopted a code of business conduct and ethics for our employees, code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes are published on our website at www.conns.com under "Investor Relations — Corporate Governance." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website. In addition, we make available, free of charge on our Internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. You may review these documents, under the heading "Investor Relations — SEC Filings," by accessing our website at www.conns.com.

## Item 1A. Risk Factors

*An investment in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business prospects, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment.*

**We may not be able to open and profitably operate new stores in existing, adjacent and new geographic markets.**

We are reinstating our new store opening program during fiscal year 2013, with plans to open five to seven new stores. New stores are not likely to be profitable on an operating basis during the first three to nine months after they open and even after that time period may not be profitable or meet our goals. Any of these circumstances could have a material adverse effect on our financial results. There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

- The availability of additional financial resources;
- The availability of favorable sites in existing, adjacent and new markets at price levels consistent with our business plan;
- Competition in existing, adjacent and new markets;
- Competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

- A lack of consumer demand for our products or financing programs at levels that can support new store growth;
- Inability to make customer financing programs available that allow consumers to purchase products at levels that can support new store growth;
- Limitations created by covenants and conditions under our revolving credit facility;
- The substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;
- The inability to identify suitable sites and to negotiate acceptable leases for these sites;
- An inability or unwillingness of vendors to supply product on a timely basis at competitive prices;
- The failure to open enough stores in new markets to achieve a sufficient market presence and realize the benefits of leveraging our advertising and our distribution system;
- Unfamiliarity with local real estate markets and demographics in adjacent and new markets;
- Problems in adapting our distribution and other operational and management systems to an expanded network of stores;
- Difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and
- Higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all. As a result, we may determine that we need to close additional stores or continue to reduce the hours of operation in some stores, which could materially adversely impact our business, financial condition, operating results or cash flows, as we may incur additional expenses and non-cash write-offs related to closing a store and settling our remaining lease obligations and our initial investment in fixed assets and related store costs.

**If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our results of operations may decline.**

At the time we re-initiate our store opening plan and begin growing our store base, we will face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our expansion in the future. Our growth will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges of growth, do not continue to improve these systems and controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

**We may expand our retail offerings which may have different operating or legal requirements than our current operations.**

In addition to the retail and consumer finance products we currently offer, we may offer other products and services in the future, including new financing products. These products and services may require additional or different operating systems or have additional or different legal or regulatory requirements than the products and services we currently offer. In the event we undertake such an expansion and do not have the proper infrastructure or personnel, or do not successfully execute such an expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

**A decrease in our credit sales or a decline in credit quality could lead to a decrease in our product sales and profitability.**

In the last three fiscal years, we financed, on average, including down payments, approximately 61% of our retail sales through our in-house propriety credit programs to customers with a broad range of credit worthiness. A large portion of our credit portfolio is to customers considered by many to be subprime borrowers. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our customer receivables portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, such as general and local economic conditions, including the impact of rising interest rates and unemployment rates. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our customer receivable portfolio could lead to a reduction in the advance rates used or eligible customer receivable balances included in the borrowing base calculations under our revolving credit facility and thus a reduction of available credit to fund our finance operations. As a result, if we are required to reduce the amount of credit we grant to our customers, we most likely would sell fewer products, which would adversely affect our financial condition, operating results and cash flows. Further, because approximately 60% of our credit customers have historically made their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which would result in an adverse effect on our earnings. A decline in credit quality could also lead to stricter underwriting criteria which would likely have a negative impact on net sales.

**We have significant future capital needs and the inability to obtain funding for our credit operations may adversely affect our business and expansion plans.**

We currently finance our customer receivables through an asset-based loan facility that provides $450.0 million in financing commitments. As of January 31, 2012, we had $314.5 million outstanding under our asset-based revolving credit facility, including standby letters of credit issued. Our ability to raise additional capital through expansion of our asset-based loan facility, future securitization transactions or other debt or equity transactions, and do so on economically favorable terms, depends in large part on factors that are beyond our control.

These factors include:

- Conditions in the securities and finance markets generally;
- Our credit rating or the credit rating of any securities we may issue;
- Economic conditions;
- Conditions in the markets for securitized instruments, or other debt or equity instruments;
- The credit quality and performance of our customer receivables;
- Our overall sales performance and profitability;
- Our ability to provide or obtain financial support for required credit enhancement;
- Our ability to adequately service our financial instruments;
- Our ability to meet debt covenant requirements; and
- Prevailing interest rates.

If adequate capital and funds are not available at the time we need capital, we will have to curtail future growth, which could materially adversely affect our business, financial condition, operating results or cash flow. As we grow our business, capital expenditures during future years are likely to exceed our historical capital expenditures. The ultimate amount of capital expenditures needed will be dependent on, among other factors, the availability of capital to fund new store openings and customer receivables portfolio growth.

In addition, we historically used our customer receivables as collateral to raise funds through securitization programs. In fiscal 2011, we completed amendments to our existing credit facilities and our terminated securitization facilities to obtain relief from potential covenant violations and revise certain covenant requirements. If we require amendments in the future and are unable to obtain such amendments or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit or cease offering credit through our finance programs due to our inability to draw under our revolving credit facility upon the occurrence of a default. If availability under the borrowing base calculations of our revolving credit facility is reduced, or otherwise becomes unavailable, or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit the amount of credit that we make available through our customer finance programs. A reduction in our ability to offer customer credit will adversely affect revenues and results of operations and could have a material adverse effect on our results of operations. Further, our inability or limitations on our ability to obtain funding through securitization facilities or other sources may adversely affect our profitability under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit.

Additionally, the inability of any of the financial institutions providing our financing facilities to fund their commitment would adversely affect our ability to fund our credit programs, capital expenditures and other general corporate needs.

If we are unable to renew or replace our existing credit facilities in the future, we would be required to reduce, or possibly cease, offering customers credit, which could adversely affect our revenues and results of operations in the same manner as discussed above.

**Failure to comply with our covenants in our credit facilities could materially and adversely affect us.**

Under our existing asset-based lending (ABL) facility we have certain obligations, including maintaining certain financial covenants. If we fail to maintain the financial covenants in our credit facility and are not able to obtain relief from any covenant violation, then an event of default could occur and the lenders could cease lending to us and accelerate the payments of our debt. Any such action by the lenders could materially and adversely affect us and could even result in bankruptcy. While we are in compliance with the covenants in our existing facilities, if our retail and credit operation performance deteriorates, we could be in breach of one or more covenants.

**Future financings could adversely affect common stock ownership interest and rights in comparison with those of other security holders.**

Our board of directors has the power to issue additional shares of common or preferred stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage of ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we issue additional common stock or securities convertible into common stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. In addition, such stock issuances might result in a reduction of the book value of our common stock.

**Increased borrowing costs will negatively impact our results of operations.**

Because most of our customer receivables have interest rates equal to the highest rate allocated under applicable law, we would not be able to pass higher borrowing costs along to our customers and our results of operations would be negatively impacted. The interest rates on our revolving credit facility fluctuate up or down based upon the LIBOR rate, the prime rate of our administrative agent or the federal funds rate. The level of interest rates in the market in general will impact the interest rate on any debt instruments issued, if any. Additionally, we may issue debt securities or enter into credit facilities under which we pay interest at a higher rate than we have historically paid which would further reduce our margins and negatively impact our results of operations.

**Deterioration in the performance of our customer receivables portfolio could significantly affect our liquidity position and profitability.**

Our liquidity position and profitability are heavily dependent on our ability to collect our customer receivables. If our customer receivables portfolio were to substantially deteriorate, the liquidity available to us would most likely be reduced due to the challenges of complying with the covenants and borrowing base calculations under our revolving credit facility and our earnings may decline due to higher provisions for bad debt expense, higher servicing costs, higher net charge-off rates and lower interest and fee income.

**Our ability to collect from credit customers may be materially impaired by store closings and our need to rely on a replacement servicer in the event of our liquidation.**

We may be unable to collect a large portion of periodic credit payments should our stores close as many of our customers remit payments in-store. During the course of fiscal 2012, approximately 60% of our active credit customers made a payment in one of our stores. In the event of store closings, credit customers may not pay balances in a timely fashion, or may not pay at all, since a large number of our customers have not traditionally made payments to a central location.

In addition, we service all of our active credit customers through our in-house servicing operation. At this time, there is not a formalized back-up servicer plan in place for our customer receivables. In the event of our liquidation, a servicing arrangement would have to be implemented, which could materially impact the collection of our customer receivables.

**In deciding whether to extend credit to customers, we rely on the accuracy and completeness of information furnished to us by or on behalf of our credit customers. If we and our systems are unable to detect any misrepresentations in this information, this could have a material adverse effect on our results of operations and financial condition.**

In deciding whether to extend credit to customers, we rely heavily on information furnished to us by or on behalf of our credit customers and our ability to validate such information through third-party services, including employment and personal financial information. If a significant percentage of our credit customers intentionally or negligently misrepresent any of this information, and we or our systems did not detect such misrepresentations, it could have a material adverse effect on our ability to effectively manage our credit risk, which could have a material adverse effect on our results of operations and financial condition.

**Our policy of re-aging certain delinquent borrowers affects our delinquency statistics and the timing and amount of our write-offs.**

As of January 31, 2012, 13.8% of our credit portfolio consisted of "re-aged" customer receivables. Re-aging is offered to certain eligible past-due customers if they meet the conditions of our re-age policy. Our decision to offer a delinquent customer a re-age program is based on that borrower's specific condition, our history with the borrower, the amount of the loan and various other factors. When we re-age a customer's account, we move the account from a delinquent status to a current status. Management exercises a considerable amount of discretion over the re-aging process and has the ability to re-age an account multiple times during its life. During fiscal year 2012, we put a policy in place to limit the number of months an account can be re-aged over the life of the account to 12 months. Treating an otherwise uncollectible account as current affects our delinquency statistics, as well as impacting the timing and amount of charge-offs. If these accounts had been charged off sooner, our net loss rates might have been higher.

**If we fail to timely contact delinquent borrowers, then the number of delinquent customer receivables eventually being charged off could increase.**

We contact customers with delinquent credit account balances soon after the account becomes delinquent. During periods of increased delinquencies it is important that we are proactive in dealing with borrowers rather than simply allowing customer receivables to go to charge-off. Historically, when our servicing becomes involved at an earlier stage of delinquency with credit counseling and workout programs, there is a greater likelihood that the customer receivable will not be charged off.

During periods of increased delinquencies, it becomes extremely important that we are properly staffed and trained to assist borrowers in bringing the delinquent balance current and ultimately avoiding charge-off. If we do not properly staff and train our collections personnel, then the number of accounts in a delinquent status or charged-off could increase. In addition, managing a substantially higher volume of delinquent customer receivables typically increases our operational costs. A rise in delinquencies or charge-offs could have a material adverse effect on our business, financial condition, liquidity and results of operations.

**We rely on internal models to manage risk and to provide accounting estimates. Our results could be adversely affected if those models do not provide reliable accounting estimates or predictions of future activity.**

We make significant use of business and financial models in connection with our efforts to measure and monitor our risk exposures and to manage our credit portfolio. For example, we use models as a basis for credit underwriting decisions, portfolio delinquency, charge-off and collection expectations and other market risks, based on economic factors and our experience. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions and pricing, as well as our the size of our allowance for doubtful accounts, among other accounting estimates.

Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model's intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently.

In addition, we continually receive new economic data. Our critical accounting estimates, such as the size of our allowance for doubtful accounts, are subject to change, often significantly, due to the nature and magnitude of changes in economic conditions. However, there is generally a lag between the availability of this economic information and the preparation of our consolidated financial statements. When economic conditions change quickly and in unforeseen ways, there is a risk that the assumptions and inputs reflected in our models are not representative of current economic conditions.

Due to the factors described above and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report, we may be required or may deem it necessary to increase our allowance for doubtful accounts in the future. Increasing our allowance for doubtful accounts would adversely affect our results of operations and our financial position.

The dramatic changes in the economy, credit and capital markets have required frequent adjustments to our models and the application of greater management judgment in the interpretation and adjustment of the results produced by our models. This application of greater management judgment reflects the need to take into account updated information while continuing to maintain controlled processes for model updates, including model development, testing, independent validation and implementation. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.

**The recent economic downturn has affected consumer purchases from us as well as their ability to repay their credit obligations to us, which could have a continued or prolonged negative effect on our net sales, gross margins and credit portfolio performance.**

Many factors affect spending, including regional or world events, war, conditions in financial markets, general business conditions, interest rates, inflation, energy and gasoline prices, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of our products decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. Recent turmoil in the national economy, including instability in the financial markets, consumer confidence and oil prices have negatively impacted our markets and may present significant challenges to our operations in the future. If this occurs, our net sales and results of operations would decline.

***We face significant competition from national, regional, local and Internet retailers of home appliances, consumer electronics and furniture.***

The retail market for consumer electronics and furniture is highly fragmented and intensely competitive and the market for home appliances is concentrated among a few major dealers. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam's Club and Costco, specialized national retailers such as Best Buy and Rooms To Go, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores that sell home appliances, consumer electronics and furniture similar, and often identical, to those items we sell. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better endure economic downturns. As a result, our sales may decline if we cannot offer competitive prices to our customers or we may be required to accept lower profit margins. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

- Expansion by our existing competitors or entry by new competitors into markets where we currently operate;
- Entering the television market as the decreased size of flat-panel televisions allows new entrants to display and sell these products more easily;
- Lower pricing;
- Aggressive advertising and marketing;
- Extension of credit to customers on terms more favorable than we offer;
- Larger store size, which may result in greater operational efficiencies, or innovative store formats; and
- Adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, sales and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

**If new products are not introduced or consumers do not accept new products, our sales may decline.**

Our ability to maintain and increase sales depends to a large extent on the periodic introduction and availability of new products and technologies. It is possible that new products will never achieve widespread consumer acceptance or will be supplanted by alternative products and technologies that do not offer us a similar sales opportunity or are sold at lower price points or margins.

**If we fail to anticipate changes in consumer preferences, our sales will decline.**

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to home appliances, consumer electronics and furniture. If we fail to identify and respond to these changes, our sales of these products will decline. In addition, we often make commitments to purchase products from our vendors up to nine months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

**We may experience significant price pressures over the life cycle of our products from competing technologies and our competitors and we may not be able to maintain our historical gross margin levels.**

Prices for many of our products decrease over their life cycle. Such decreases often result in decreased gross profit margins for us. There is also substantial and continuing pressure from customers to reduce their total costs for products. Suppliers may also seek to reduce our margins on the sales of their products in order to increase their own profitability. The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as high-definition LED and 3-D televisions, Blu-ray and DVD players and digital cameras are introduced at relatively high price points that are then gradually reduced as the product becomes mainstream. To sustain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps drive the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we continue to adjust our marketing strategies to address this challenge through the introduction of new product categories and new products within our existing categories. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, we may not be able to maintain our historical margin levels in the future due to increased sales of lower margin products such as personal electronics products and declines in average selling prices of key products. If sales of lower margin items continue to increase and replace sales of higher margin items or our consumer electronics products average selling prices decreases due to the maturity of their life cycle, our gross margin and overall gross profit levels will be adversely affected.

**A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our sales to decline.**

The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as General Electric, Whirlpool, Frigidaire, Friedrich, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Dell, Asus, Bose, Serta, Therapedic, Franklin, Jackson, Albany, Bassett, Hewlett Packard, Poulan, Husqvarna and Toro. We do not have long-term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory and repair parts through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 72.0% of our purchases for fiscal 2012, and the top two suppliers represented approximately 48.6% of our total purchases. The loss of any one or more of these key vendors or failure to establish and maintain relationships with these and other vendors, and limitations on the availability of inventory or repair parts could have a material adverse effect on our results of operations and financial condition. If one of our vendors were to go out of business, it could have a material adverse effect on our results of operations and financial condition if such vendor is unable to fund amounts due to us, including payments due for returns of product and warranty claims. Catastrophic events, such as the one which impacted Japan last year, could adversely impact the supply of products or components used by some of our vendors to make the products they supply to us and could adversely impact our results of operations.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of January 31, 2012, we had $44.7 million in accounts payable and $62.5 million in merchandise inventories. A substantial change in credit terms from vendors or vendors' willingness to extend credit to us, including providing inventory under consignment arrangements, would reduce our ability to obtain the merchandise that we sell, which would have a material adverse effect on our sales and results of operations.

Our vendors also supply us with marketing funds and volume rebates. If our vendors fail to continue these incentives it could have a material adverse effect on our sales and results of operations.

**You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.**

Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

- Changes in competition, such as pricing pressure, and the opening of new stores by competitors in our markets;
- General economic conditions;
- New product introductions;
- Consumer trends;
- Changes in our merchandise mix;
- Changes in the relative sales price points of our major product categories;

- Ability to offer credit programs attractive to our customers;
- The impact of any new stores on our existing stores, including potential decreases in existing stores' sales as a result of opening new stores;
- Weather conditions in our markets;
- Timing of promotional events;
- Timing, location and participants of major sporting events;
- Reduction in new store openings;
- The percentage of our stores that are mature stores;
- The locations of our stores and the traffic drawn to those areas;
- How often we update our stores; and
- Our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

**We experience seasonal fluctuations in our sales and quarterly results.**

We typically experience seasonal fluctuations in our net sales and operating results, with the quarter ending January 31, which includes the holiday selling season, generally accounting for a larger share of our net sales and net income. We also incur significant additional expenses during such fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending January 31, or if we experience adverse events, such as bad weather in our markets during our fourth fiscal quarter, our net sales could decline, resulting in excess inventory or increased sales discounts to sell excess inventory, which would harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during this fiscal quarter, could cause a significant decline in our operating results and such sales may not be deferred to future periods.

**Our business could be adversely affected by changes in consumer protection laws and regulations.**

Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, limit the manner in which we may offer and extend credit. Because our customers finance through our credit segment a substantial portion of our sales, any adverse change in the regulation of consumer credit could adversely affect our total sales and gross margins. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer credit accounts, including by reducing the maximum interest rate that can be charged in the states in which we operate, or restrict our ability to collect on account balances, which would have a material adverse effect on our cash flow and results of operations. Compliance with existing and future laws or regulations, including regulations that may be applicable to us under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted into law in July 2010, could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our cash flow and results of operations.

**Pending litigation relating to the sale of credit insurance and the sale of repair service agreements in the retail industry could adversely affect our business.**

We understand that states' attorneys general and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in our stores on sales financed under our credit programs and require the customer to purchase property insurance from us or provide evidence from a third-party insurance provider, at their election, in connection with sales of merchandise on installment credit; therefore, similar litigation could be brought against us.

While we believe we are in full compliance with applicable laws and regulations, if we are found liable in any future lawsuit regarding credit insurance or repair service agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement or require us to modify or suspend certain operations any of which could have a material adverse effect on our results of operations. An adverse judgment or any negative publicity associated with our repair service agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on our cash flow and results of operations.

**Pending and potential litigation regarding alleged patent infringements could result in significant costs to us to defend what we consider to be spurious claims.**

Recently the manufacturing, retail and software industries have been the targets of patent litigation claimants filing claims or demands based upon alleged patent ownership infringement through the manufacturing and selling, either in merchandise or through software and internet websites, of product or merely providing access through website portals. We, in conjunction with multiple other parties, have been the targets of such claims. While we believe that we have not violated or infringed on any alleged patent ownership rights, and intend to defend vigorously any such claims, the cost to defend, settle or pay any such claims could be substantial, and could have an adverse effect on our cash flow and results of operations.

**Our corporate actions may be substantially controlled by our principal shareholders and affiliated entities.**

As of January 31, 2012, Stephens Inc. and The Stephens Group, LLC, two of our stockholders and their affiliated entities beneficially owned approximately 24.7% and 26.7%, respectively, of our common stock and their interests may conflict with the will or interests of our other equity holders. While Stephens Inc. and its affiliates hold their 24.7% of our common stock through a voting trust that will vote the shares in the same proportion as votes cast by all other stockholders, this voting trust agreement will expire in 2013, unless extended, and upon expiration Stephens Inc. and its affiliates will not be restricted on how it votes its shares. These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions.

**If we lose key management or are unable to attract and retain the qualified sales and credit granting and collection personnel required for our business, our operating results could suffer.**

Our future success depends to a significant degree on the skills, experience and continued service of our key executives or the identification of suitable successors for them. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, and we are unable to identify a suitable successor, our business and operations could be harmed, and we could have difficulty in implementing our strategy. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Additionally, if we are unable to attract and retain qualified credit granting and collection personnel, our ability to perform quality underwriting of new credit transactions and maintain workloads for our collections personnel at a manageable level, our operation could be adversely impacted and result in higher delinquency and net charge-offs on our credit portfolio. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales and operating results could suffer.

**Our costs of doing business could increase as a result of changes in federal, state or local regulations.**

Changes in the federal, state or local minimum wage requirements or changes in other wage or workplace regulations could increase our cost of doing business. In addition, changes in federal, state or local regulations governing the sale of some of our products or tax regulations could increase our cost of doing business. Also, passage of the Employer Free Choice Act or similar laws in Congress could lead to higher labor costs by encouraging unionization efforts among our associates and disruption of store operations.

**Because our stores are located in Texas, Louisiana and Oklahoma, we are subject to regional risks.**

Our 65 stores are located exclusively in Texas, Louisiana and Oklahoma. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural or man-made disasters. If the region suffers a continued or another economic downturn or any other adverse regional event, there could be an adverse impact on our net sales and results of operations and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region. Additionally, these states in general, and the local economies where many of our stores are located in particular, are dependent, to a degree, on the oil and gas industries, which can be very volatile. Additionally, because of fears of climate change and adverse effects of drilling explosions and oil spills in the Gulf of Mexico, legislation has been introduced or is being considered, and governmental emergency pronouncements, regulations and orders have been issued and are under consideration, including moratoriums on offshore drilling, which, combined with the local economic and employment conditions caused by both, could materially and adversely impact the oil and gas industries and the areas in which a majority of our stores are located in Texas and Louisiana. To the extent the oil and gas industries are negatively impacted by declining commodity prices, climate change or other legislation and other factors, we could be negatively impacted by reduced employment, or other negative economic factors that impact the local economies where we have our stores.

In addition, recent turmoil in the national economy, including instability in the financial markets, has impacted our local markets. A downturn in the general economy, or in the region where we have our stores, could have a negative impact on our net sales and results of operations.

**Our information technology infrastructure is vulnerable to damage that could harm our business.**

Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio, including processing of credit applications and management of collections. These systems and our operations are subject to damage or interruption from:

- Power loss, computer systems failures and Internet, telecommunications or data network failures;
- Operator negligence or improper operation by, or supervision of, employees;
- Physical and electronic loss of data or security breaches, misappropriation and similar events;
- Computer viruses;
- Intentional acts of vandalism and similar events; and
- Hurricanes, fires, floods and other natural disasters.

In addition, the software that we have developed to use in our daily operations may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure of our systems due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and results of operations. Though we have implemented contingency and disaster recovery processes in the event of one or several technology failures, any unforeseen failure, interruption or compromise of our systems or our security measures could affect our flow of business and, if prolonged, could harm our reputation. The risk of possible failures or interruptions may not be adequately addressed by us or the third parties on which we rely, and such failures or interruptions could occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity and results of operations.

**If we are unable to maintain our insurance licenses in the states we operate, our results of operations would suffer.**

We derive a significant portion of our revenues and operating income from the commissions we earn from the sale of various insurance products of third-party insurers to our customers. These products include credit insurance, repair service agreements and product replacement policies. We also are the direct obligor on certain extended repair service agreements we offer to our customers. If for any reason we were unable to maintain our insurance licenses in the states we operate or if there are material claims or future material litigation involving our repair service agreements or product replacement policies, our results of operations would suffer.

**If we are unable to continue to offer third-party repair service agreements to our customers who purchase, or have purchased our products, we could incur additional costs or repair expenses, which would adversely affect our financial condition and results of operations.**

There are a limited number of insurance carriers that provide repair service agreement programs. If insurance becomes unavailable from our current providers for any reason, we may be unable to provide repair service agreements to our customers on the same terms, if at all. Even if we are able to obtain a substitute provider, higher premiums may be required, which could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to maintain the repair service agreement program could cause fluctuations in our repair expenses and greater volatility of earnings and could require us to become the obligor under new contracts sold.

**If we are unable to maintain group credit insurance policies from insurance carriers, which allow us to offer their credit insurance products to our customers purchasing our merchandise on credit, our revenues would be reduced and the provision for bad debts might increase.**

There are a limited number of insurance carriers that provide credit insurance coverage for sale to our customers. If credit insurance becomes unavailable for any reason we may be unable to offer substitute coverage on the same terms, if at all. Even if we are able to obtain substitute coverage, it may be at higher rates or reduced coverage, which could affect the customer acceptance of these products, reduce our revenues or increase our credit losses.

**Changes in premium and commission rates allowed by regulators on the credit insurance, repair service agreements or product replacement agreements we sell as allowed by the laws and regulations in the states in which we operate could affect our revenues.**

We derive a significant portion of our revenues and operating income from the sale of various third-party insurance products to our customers. These products include credit insurance, repair service agreements and product replacement agreements. If the commission we retain from sales of those products declines, our operating results would suffer.

**Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.**

A significant portion of our inventory is manufactured and/or assembled overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position. In addition, commissions earned on our credit insurance, repair service agreement or product replacement agreement products could be adversely affected by changes in statutory premium rates, commission rates, adverse claims experience and other factors.

**We may be unable to protect our intellectual property rights, which could impair our name and reputation.**

We believe that our success and ability to compete depends in part on consumer identification of the name "Conn's." We have registered the trademarks "Conn's", "Conn's Home Plus", "YES Money", "YE$ Money", "SI Money" and our logos. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could attempt to misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

**Failure to protect the security of our customer's information could expose us to litigation, judgments for damages and undermine the trust placed with us by our customers.**

We capture, transmit, handle and store sensitive information, which involves certain inherent security risks. Such risks include, among other things, the interception of customer data and information by persons outside us or by our own employees. While we believe we have taken appropriate steps to protect confidential information, there can be no assurance that we can prevent the compromise of our customers' data or other confidential information. If such a breach should occur it could have a severe negative impact on our business and results of operations.

**Any changes in the tax laws of the states in which we operate could affect our state tax liabilities. Additionally, beginning operations in new states could also affect our state tax liabilities.**

As we experienced in fiscal year 2008 with the change in the Texas tax law, legislation could be introduced at any time that changes our state tax liabilities in a way that has an adverse impact on our results of operations. The Texas margin tax, which is based on gross profit rather than earnings, can create significant volatility in our effective tax rate.

The potential to enter new states in the future could adversely affect our results of operations, dependent upon the tax laws in place in those states.

**Significant volatility in oil and gasoline prices could affect our customers' determination to drive to our stores, and cause us to raise our delivery charges.**

Significant volatility in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our distribution system and our next day delivery policy to satisfy our customers' needs and desires, and increases in oil and gasoline prices could result in increased distribution charges. Such increases may not significantly affect our competitors.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

**None.**

## ITEM 2. PROPERTIES.

The following summarizes the geographic location of our stores, warehouse and distribution centers and corporate facilities by major market area as of January 31, 2012:

| Geographic Location | No. of Locations | Leased Facilities | Total Square Feet | Storage Square Feet |
|---|---|---|---|---|
| Golden Triangle (1) | 6 | 6 | 189,531 | 40,655 |
| Louisiana | 5 | 5 | 148,628 | 38,394 |
| Houston | 22 | 21 | 572,116 | 97,923 |
| San Antonio/Austin | 10 | 10 | 318,789 | 64,451 |
| Corpus Christi | 2 | 1 | 92,149 | 23,619 |
| South Texas | 3 | 3 | 91,697 | 15,484 |
| Oklahoma | 2 | 2 | 57,558 | 9,751 |
| Dallas/Fort Worth | 15 | 14 | 469,667 | 80,535 |
| Store Totals | 65 | 62 | 1,940,135 | 370,812 |
| Warehouse/Distribution Centers | 7 | 5 | 737,381 | 737,381 |
| Service Centers | 4 | 4 | 176,606 | 176,190 |
| Corporate Offices | 2 | 2 | 146,783 | 30,000 |
| Total | 78 | 73 | 3,000,905 | 1,314,383 |

(1) Includes one store in Lake Charles, Louisiana.

## ITEM 3. LEGAL PROCEEDINGS.

The Company has recently been included in various patent infringement claims and litigation, the outcomes of which are difficult to predict at this time. Due to the timing of these matters, the Company has determined that no reasonable estimates of probable costs for resolution can be ascertained at this time, and it is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company's assumptions or the effectiveness of its strategies related to these proceedings. The Company is also involved in ordinary routine litigation and claims incidental to its business from time to time, and, as required, has accrued its estimate of the probable costs for the resolution of these matters, which are not expected to be material. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

**What is the principal market for our common stock?**

The principal market for our common stock is the NASDAQ Global Select Market. Our common stock is listed on the NASDAQ Global Select Market under the symbol "CONN." Information regarding the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years as reported on NASDAQ is summarized as follows:

| | High | Low |
|---|---|---|
| Quarter ended April 30, 2010 | $ 10.33 | $ 4.42 |
| Quarter ended July 31, 2010 | $ 9.94 | $ 4.94 |
| Quarter ended October 31, 2010 | $ 6.35 | $ 3.33 |
| Quarter ended January 31, 2011 | $ 4.98 | $ 3.12 |
| Quarter ended April 30, 2011 | $ 6.91 | $ 4.10 |
| Quarter ended July 31, 2011 | $ 9.98 | $ 5.08 |
| Quarter ended October 31, 2011 | $ 9.49 | $ 4.97 |
| Quarter ended January 31, 2012 | $ 12.97 | $ 8.24 |

**How many common stockholders do we have?**

As of March 16, 2012, we had approximately 50 common stockholders of record and an estimated 3,300 beneficial owners of our common stock.

**Did we declare any cash dividends in fiscal 2012 or fiscal 2011?**

No cash dividends were paid in fiscal 2012 or 2011. We do not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of our indebtedness. Provisions in agreements governing our long-term indebtedness restrict the amount of dividends that we may pay to our stockholders. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

**Have we had any sales of unregistered securities during the last year?**

We have had no sales of unregistered securities during the past three fiscal years.

**Have we purchased any of our securities during the past quarter?**

We have not, and no one on our behalf and no affiliated purchasers has, purchased any of our securities during the past fiscal quarter.

## ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected historical financial information as of and for the periods indicated. We have provided the following selected historical financial information for your reference. We have derived the selected statement of operations and balance sheet data as of January 31, 2012 and 2011 and for each of the years ended January 31, 2012, 2011, and 2010 from our audited consolidated financial statements. Balance sheet data as of January 31, 2010, 2009 and 2008 and statement of operations data for the years ended January 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements which do not appear in this Form 10-K.

| | Year Ended January 31, (dollars and shares in thousands, except per share amounts) | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Statement Operations:** | | | | | |
| Revenues: | | | | | |
| Product sales | $ 596,360 | $ 608,443 | $ 666,381 | $ 743,729 | $ 671,571 |
| Repair service agreement commissions (1) | 42,078 | 37,795 | 40,673 | 47,888 | 42,386 |
| Service revenues (2) | 15,246 | 16,487 | 22,115 | 21,121 | 22,997 |
| **Total net sales** | 653,684 | 662,725 | 729,169 | 812,738 | 736,954 |
| Finance charges and other (3) | 138,618 | 146,050 | 157,920 | 154,665 | 139,211 |
| **Total revenues** | 792,302 | 808,775 | 887,089 | 967,403 | 876,165 |
| Costs and expenses: | | | | | |
| Cost of goods sold, including warehousing and occupancy costs | 455,493 | 474,696 | 529,227 | 573,984 | 502,196 |
| Cost of parts sold, including warehousing and occupancy costs | 6,527 | 7,779 | 10,401 | 9,638 | 8,379 |
| Selling, general and administrative expense | 237,911 | 239,806 | 258,579 | 259,588 | 251,854 |
| Cost related to store closings (4) | 7,096 | - | - | - | - |
| Impairment of long-lived assets (4) | 2,019 | 2,321 | - | - | - |
| Goodwill impairment (5) | - | - | 9,617 | - | - |
| Provision for bad debts | 53,555 | 51,404 | 48,779 | 38,628 | 27,296 |
| **Total costs and expenses** | 762,601 | 776,006 | 856,603 | 881,838 | 789,725 |
| Operating income | 29,701 | 32,769 | 30,486 | 85,565 | 86,440 |
| Interest expense, net | 22,457 | 28,080 | 21,986 | 24,620 | 25,337 |
| Loss from early extinguishment of debt | 11,056 | - | - | - | - |
| Cost related to financing facilities terminated and transactions not completed | - | 4,283 | - | - | - |
| Other (income) expense (7) | 70 | 340 | (123) | 117 | (943) |
| Income (loss) before income taxes | (3,882) | 66 | 8,623 | 60,828 | 62,046 |
| Provision (benefit) for income taxes | (159) | 1,138 | 4,319 | 22,633 | 21,802 |
| **Net income (loss)** | $ (3,723) | $ (1,072) | $ 4,304 | $ 38,195 | $ 40,244 |
| Earnings (loss) per common share: | | | | | |
| Basic | $ (0.12) | $ (0.04) | $0.17 | $1.54 | $1.56 |
| Diluted | $ (0.12) | $ (0.04) | $0.17 | $1.53 | $1.53 |
| Average common shares outstanding | | | | | |
| Basic | 31,860 | 26,091 | 24,910 | 24,863 | 25,728 |
| Diluted | 31,860 | 26,091 | 25,081 | 25,044 | 26,260 |
| **Other Financial Data:** | | | | | |
| Stores open at end of period | 65 | 76 | 76 | 76 | 69 |
| Same stores sales growth (8) | 2.8% | (9.6%) | (13.8%) | 2.0% | 3.2% |
| Inventory turns (9) | 5.2 | 5.5 | 6.0 | 6.0 | 5.6 |
| Retail gross margin (10) | 28.7% | 26.5% | 25.2% | 27.5% | 29.7% |
| Gross margin percentage (11) | 41.7% | 40.3% | 39.2% | 39.7% | 41.7% |
| Operating margin (12) | 3.7% | 4.1% | 3.4% | 8.8% | 9.9% |
| Ratio of earnings to fixed charges (13) | - | 1.0 | 1.2 | 2.6 | 2.7 |
| Return on average equity (14) | (1.1%) | (0.3%) | 1.3% | 12.7% | 14.6% |
| Capital expenditures | $ 4,470 | $ 3,028 | $ 10,255 | $ 17,597 | $ 18,955 |
| Rent expense (15) | $ 22,132 | $ 23,334 | $ 23,703 | $ 22,242 | $ 18,905 |
| Percent of retail sales financed, including down payment | 60.4% | 61.2% | 62.5% | 67.2% | 69.3% |
| Net charge-offs as a percent of average oustanding balance (16) | 7.5% | 7.3% | 5.0% | 4.4% | 3.8% |
| Weighted average monthly payment rate (17) | 5.6% | 5.4% | 5.2% | 5.5% | 5.7% |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 357,884 | $ 389,022 | $ 329,325 | $ 266,118 | $ 378,376 |
| Cash and cash equivalents | $ 6,265 | $ 10,977 | $ 12,247 | $ 11,909 | $ 11,024 |
| Inventory | $ 62,540 | $ 82,354 | $ 63,499 | $ 95,971 | $ 81,495 |
| Total customer accounts receivable | $ 643,301 | $ 675,766 | $ 736,041 | $ 753,513 | $ 654,867 |
| Other accounts receivable, net | $ 38,715 | $ 30,476 | $ 23,254 | $ 32,505 | $ 27,722 |
| Total assets | $ 783,298 | $ 842,060 | $ 889,509 | $ 955,481 | $ 833,970 |
| Total debt, including current maturities | $ 321,704 | $ 373,736 | $ 452,304 | $ 505,417 | $ 468,119 |
| Total stockholders' equity | $ 353,371 | $ 352,897 | $ 328,366 | $ 321,606 | $ 279,372 |

(1) Includes commissions from sales of third-party repair service agreements and replacement product programs, and income from company-obligor repair service agreements.

(2) Includes revenues derived from parts sales and labor sales on products serviced for customers, both covered under manufacturer's warranty and outside manufacturer's warranty coverage.

(3) Includes primarily interest income and fees earned on credit accounts and commissions earned from the sale of third-party credit insurance products. The Company has revised its prior period consolidated financial statements to correct its accounting for interest income on installment contracts included in Customer receivables. See Note 2 to the Company's consolidated financial statements for further information. The impact of the revision was not material to any of the individual periods presented.

(4) Includes the costs related to future lease charges and other costs and the write-off of impaired assets associated with store closings.

(5) Includes the write-off of the carrying amount of goodwill after interim testing in the third quarter of fiscal 2010 determined that the goodwill was fully impaired.

(6) Includes the write-off of unamortized financing fees associated with the terminated securitization program and costs incurred related to financing alternatives considered, but not completed.

(7) Includes primarily gains or losses resulting from sales of fixed assets during the period.

(8) Same store sales is calculated by comparing the reported sales for all stores that were open during the entirety of a period and the entirety of the same period during the prior fiscal year. Sales from closed stores, if any, are removed from each period. Sales from one store that we plan to close in the upcoming year have also been removed from each period for the fiscal year ended January 31, 2012. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(9) Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the monthly average product inventory balance, excluding consigned goods.

(10) Retail gross margin percentage is defined as the sum of Product sales and Repair service agreement commissions less Cost of goods sold, divided by the sum of Product sales and Repair service agreement commissions.

(11) Gross margin percentage is defined as Total revenues less Cost of goods and parts sold, including warehousing and occupancy cost, divided by Total revenues.

(12) Operating margin is defined as Operating income divided by Total revenues.

(13) Ratio of earnings to fixed charges is calculated as income before provision for income taxes plus fixed charges (excluding capitalized interest), divided by fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense. Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1.

(14) Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.

(15) Rent expense includes rent expense incurred on our properties, equipment and vehicles, and is net of any rental income received.

(16) Net charge-offs for the fiscal year divided by the average balance of the credit portfolio for the fiscal year.

(17) Represents the weighted average of monthly gross cash collections received on the credit portfolio as a percentage of the average monthly beginning portfolio balance for each period.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward-Looking Statements

This report contains forward-looking statements. We sometimes use words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from these forward-looking statements include, but are not limited to:

- The success of our growth strategy and plans regarding opening new stores and entering adjacent and new markets, including our plans to continue expanding into existing markets;
- Our intention to update, relocate or expand existing stores;
- The effect of closing or reducing the hours of operating of existing stores;
- Our ability to obtain capital for required capital expenditures and costs related to the opening of new stores or to update, relocate or expand existing stores;
- Our ability to open and profitably operate new stores in existing, adjacent and new geographic markets;
- Our ability to introduce additional product categories;
- Technological and market developments, growth trends and projected sales in the home appliance and consumer electronics industry, including, with respect to digital products like Blu-ray players, HDTV, LED and 3-D televisions, tablets, home networking devices and other new products, and our ability to capitalize on such growth;
- The potential for price erosion or lower unit sales points that could result in declines in revenues;
- Our relationships with key suppliers and their ability to provide products at competitive prices and support sales of their products through their rebate and discount programs;
- The potential for deterioration in the delinquency status of our credit portfolio or higher than historical net charge-offs in the portfolio that could adversely impact earnings;
- Our inability to continue to offer existing customer financing programs or make new programs available that allow consumers to purchase products at levels that can support our growth;
- Our ability to renew or replace our existing borrowing facilities on or before the maturity dates of the facilities;
- Our ability to fund our operations, capital expenditures, debt repayment and expansion from cash flows from operations, borrowings from our asset-based revolving credit facility, and proceeds from securitizations or accessing other debt or equity markets;
- Our ability to obtain additional funding for the purpose of funding the customer receivables we generate;
- Our ability to profitably expand our credit operations;
- Our ability to maintain compliance with debt covenant requirements, including taking the actions necessary to maintain compliance with the covenants, such as obtaining amendments to the borrowing facilities that modify the covenant requirements, which could result in higher borrowing costs;
- Our ability to obtain capital to fund expansion of our credit portfolio;
- Reduced availability under our asset-based revolving credit facility as a result of borrowing base requirements and the impact on the borrowing base calculation of changes in the performance or eligibility of the customer receivables financed by that facility;
- The ability of the financial institutions providing lending facilities to us to fund their commitments;

- The effect of any downgrades by rating agencies of our lenders on borrowing costs;
- The effect on our borrowing cost of changes in laws and regulations affecting the providers of debt financing;
- The cost or terms of any amended, renewed or replacement credit facilities;
- The effect of rising interest rates or borrowing spreads that could increase our cost of borrowing;
- The effect of changes in our credit underwriting and collection practices and policies;
- General economic conditions in the regions in which we operate;
- Both the short-term and long-term impact of adverse weather conditions (e.g. hurricanes) that could result in volatility in our revenues and increased expenses and casualty losses;
- The outcome of litigation or government investigations affecting our business;
- The potential to incur expenses and non-cash write-offs related to decisions to close store locations and settling our remaining lease obligations and our initial investment in fixed assets and related store costs;
- The effect of rising interest rates or other economic conditions that could impair our customers' ability to make payments on outstanding credit accounts;
- The effect of changes in oil and gas prices that could adversely affect our customers' shopping decisions and patterns, as well as the cost of our delivery and service operations and our cost of products, if vendors pass on their additional fuel costs through increased pricing for products;
- The ability to attract and retain qualified personnel;
- Changes in laws and regulations and/or interest, premium and commission rates allowed by regulators on our credit, credit insurance and repair service agreements as allowed by those laws and regulations;
- The laws and regulations and interest, premium and commission rates allowed by regulators on our credit, credit insurance and repair service agreements in the states into which we may expand;
- The adequacy of our distribution and information systems and management experience to support our expansion plans;
- The accuracy of our expectations regarding competition and our competitive advantages;
- The potential for market share erosion that could result in reduced revenues;
- The accuracy of our expectations regarding the similarity or dissimilarity of our existing markets as compared to new markets we enter;
- The use of third-parties to complete certain of our distribution, delivery and home repair services; and
- Changes in our stock price or the number of shares we have outstanding;

Additional important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" in this Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not happen.

The forward-looking statements in this report reflect our views and assumptions only as of the date of this report. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

**General**

We intend the following discussion and analysis to provide you with a better understanding of the financial condition and performance of our retail and credit segments for the indicated periods, including an analysis of those key factors that contributed to our financial condition and performance and that are, or are expected to be, the key drivers of our business.

Through our 65 retail stores, we provide products and services to our customers in seven primary market areas, including Houston, San Antonio/Austin, Dallas/Fort Worth, southern Louisiana, Southeast and South Texas and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, repair service agreements, consumer installment credit programs, and various credit insurance products. These activities are supported through our extensive service, warehouse and distribution system. Our stores bear the "Conn's" name, after our founder's family, and deliver the same products and services to our customers. All of our stores follow the same procedures and methods in managing their operations. Our management evaluates performance and allocates resources based on the operating results of its retail and credit segments.

We derive the majority of our revenues from our product sales and repair service agreement commissions, which are generated by sales of third-party repair service agreements and product replacement policies. However, unlike many of our competitors, we provide in-house credit options for our customers' product purchases. Additionally, we derive a portion of our revenues from the sale of credit insurance products of third-party insurers to our customers.

In the last three years, we have financed, including down payments received, on average, approximately 61% of our retail sales through our credit programs. We offer our customers an interest-bearing installment financing program and, at times, we offer promotional credit programs to certain of our customers that provide for "same as cash" or deferred interest interest-free periods of varying terms, generally three, six, 12, 18, 24 and 36 months, and require monthly payments beginning in the month after the sale. In turn, we finance substantially all of our customer receivables from these credit options through our revolving credit facility. In addition to our own credit programs, we use third-party financing programs to provide a portion of the non-interest bearing financing for purchases made by our customers, as well as a Conn's-branded revolving charge card. We also use a third–party provider to offer a rent-to-own payment option to our customers.

While our warehouse and distribution system does not directly generate revenues, other than the fees paid by our customers for delivery and installation of the products to their homes, it is our extra, "value-added" program that our existing customers have come to rely on, and our new customers are hopefully sufficiently impressed with, to become repeat customers. We derive revenues from our repair services on the products we sell. Additionally, acting as an agent for unaffiliated companies, we sell credit insurance to protect our customers from credit losses due to death, disability, involuntary unemployment and damage to or loss of the products they have purchased.

**Application of critical accounting policies**

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. We could reasonably use different accounting estimates and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as critical accounting estimates. We believe that the critical accounting estimates discussed below are among those most important to an understanding of our consolidated financial statements.

*Restructured Customer Accounts Receivable.*

Effective April 5, 2011, the FASB issued ASU No. 2011-02, A Creditor's Determination of Whether Restructuring is a Troubled Debt Restructuring (TDR), which clarifies when a loan modification or restructuring is considered a TDR. This guidance clarifies what constitutes a concession and whether the debtor is experiencing financial difficulties, even if not currently in default. The amendments in ASU 2011-02 are effective for the first interim or annual period beginning on or after June 15, 2011, or for the third quarter of fiscal 2012 for us, and should be applied retrospectively to restructurings occurring on or after the beginning of the annual period of adoption with early adoption permitted. Loan modifications in which an economic concession has been granted to a borrower experiencing financial difficulty are accounted for and reported as TDRs. In the quarter ended October 31, 2011, we adopted new accounting guidance that provides clarification on whether a debtor is experiencing financial difficulties and whether a concession has been granted to the debtor for purposes of determining if a loan modification constitutes a TDR. The adoption applies retrospectively to our loan restructurings after January 31, 2011. The Company defines TDR accounts that originated in the current fiscal year as accounts that have been re-aged in excess of three months or refinanced. For accounts originating in prior fiscal years, the accounts must receive additional re-aging during this fiscal year and is considered a TDR if the cumulative re-aging exceeds three months. We recorded a pre-tax charge of $14.1 million, net of previously provided reserves, related to the required adoption of the accounting guidance related to TDR accounts.

*Customer accounts receivable.*

Customer accounts receivable are originated at the time of sale and delivery of the various products and services we offer. We include the amount of principal and accrued interest on those receivables that are expected to be collected within the next twelve months, based on contractual terms, in current assets on our consolidated balance sheet. Those amounts expected to be collected after twelve months, based on contractual terms, are included in long-term assets. Typically, customer receivables are considered delinquent if a payment has not been received on the scheduled due date. Additionally, we offer re-age programs to customers with past due balances that have experienced a financial hardship, if they meet the conditions of our re-age policy. Re-aging a customer's account can result in updating it from a delinquent status to a current status. During the quarter ended July 31, 2011, we implemented a new policy which limits the number of months that an account can be re-aged to a maximum of 18 months. During the quarter ended October 31, 2011, we further modified the policy to reduce the number of months that an account can be re-aged to a maximum of 12 months. As of July 31, 2011, we changed our charge-off policy so that an account that is delinquent more than 209 days at each month end is charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment is reversed and charged to the allowance for uncollectible interest. Prior to July 31, 2011, we charged off all accounts that were delinquent more than 120 days and for which no payment had been received in the past seven months. We have a secured interest in the merchandise financed by these receivables and therefore have the opportunity to recover a portion of any charged-off amount. As part of our customer retention and expansion efforts, we may modify loans for certain borrowers.

*Interest income on customer accounts receivable.*

Interest income is accrued using the interest method for installment contracts, and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and we provide an allowance for estimated uncollectible interest. We typically only place accounts in non-accrual status when legally required to do so. Interest accrual is resumed on those accounts once a legally-mandated settlement arrangement is reached or other payment arrangements are made with the customer. Interest income is recognized on our interest-free promotional accounts based on our historical experience related to customers who fail to satisfy the requirements of the interest-free programs. Additionally, for sales on deferred interest and "same as cash" programs, under our in-house finance program, that exceed one year in duration, we discount the sales to their present value, resulting in a reduction in sales and customer receivables, and amortize the discount amount into Finance charges and other over the term of the program. We recognize interest income on TDR accounts using the interest income method, which requires reporting interest income equal to the increase in the net carrying amount of the loan attributable to the passage of time. Cash proceeds and other adjustments are applied to the net carrying amount such that it always equals the present value of expected future cash flows.

*Allowance for doubtful accounts.*

We record an allowance for doubtful accounts, including estimated uncollectible interest, for our Customer and Other accounts receivable, based on our historical cash collection and net loss experience and expectations for future cash collections and losses. In addition to pre-charge-off cash collections and charge-off information, estimates of post-charge-off recoveries, including cash payments, amounts realized from the repossession of the products financed and, at times, payments received under credit insurance policies are also considered.

We determine reserves for those accounts that are TDRs based on the discounted present value of cash flows expected to be collected over the life of those accounts. The excess of the carrying amount over the discounted cash flow amount is recorded as a reserve for loss on those accounts. We estimate our allowance for bad debts by evaluating the credit portfolio based on number of months re-aged, if any. We monitor the aging of our past due accounts closely and focus our collection efforts on preventing accounts from becoming 60 days past due or greater, which is a leading indicator of potential charge-off. As a result of our practice of re-aging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off could be impacted. If these accounts had been charged-off sooner the historical net loss rates might have been higher. During the quarter ended July 31, 2011, we implemented a new policy which limits the number of months that an account can be re-aged to a maximum of 18 months which was further limited to a maximum of 12 months during the quarter ended October 31, 2011. As of July 31, 2011, we changed our charge-off policy such that an account that is delinquent more than 209 days as of the end of each month is charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment is reversed and charged against the allowance for uncollectible interest. Prior to July 31, 2011, we charged off all accounts that were delinquent more than 120 days and for which no payment had been received in the past seven months. The balance in the allowance for doubtful accounts and uncollectible interest for customer receivables was $49.9 million and $44.0 million, at January 31, 2012, and 2011, respectively. The adoption of the TDR guidance in the quarter ended October 31, 2011 resulted in a balance as of January 31, 2012 considered to be TDRs of $48.9 million. The amount included in the allowance for doubtful accounts associated with principal and interest on these loans was $25.4 million as of January 31, 2012. TDR accounts are segregated from the credit score stratification for reporting and measurement purposes. If the loss rate used to calculate the allowance for doubtful accounts on non-TDR loan principal and interest reserves was increased by 10% at January 31, 2012, we would have increased our Provision for bad debts by approximately $2.5 million for fiscal 2012. The impact of a 10% unfavorable change in the net present value calculation on TDR accounts would increase our Provision for bad debts by approximately $2.5 million as of January 31, 2012.

*Inventories.*

Inventories consist of finished goods or parts and are valued at the lower of cost (moving weighted average cost method) or fair market value through the establishment of inventory reserves. Our inventory reserve represents the excess of the carrying amount, typically weighted average cost, over the amount we expect to realize from the ultimate sale or other disposition of the inventory. The inventory reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding inventory aging, projected consumer demand and market availability and obsolescence of products on hand. If estimates regarding consumer demand or the net realizable value that can be obtained for certain products is affected in an unforeseen manner, we may be exposed to losses or gains that could be material. A 10% difference in our actual inventory reserve at January 31, 2012, would have affected our Cost of goods sold by approximately $0.4 million.

*Property and Equipment Impairment.*

Property and equipment are evaluated for impairment at the retail store level. The Company performs a periodic assessment of assets for impairment. Additionally, an impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store's performance. For property and equipment to be held and used, the Company recognizes an impairment loss if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Fair value is determined by discounting the anticipated cash flows over the remaining term of the lease utilizing certain unobservable inputs (Level 3) and a impairment charges of $2.0 million and $2.3 million were recorded for the years ended January 31, 2012 and 2011, related to stores being closed.

*Revenue recognition.*

Revenues from the sale of retail products are recognized at the time the customer takes possession of the product. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates, or other free products or services and discounts of promotional credit sales that will extend beyond one year. We sell repair service agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where the third-parties are the obligors on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. Where we sell repair service renewal agreements in which we are deemed to be the obligor on the contract at the time of sale, revenue is deferred and recognized ratably, on a straight-line basis, over the term of the repair service agreement. All of these agreements typically have terms ranging from 12 to 48 months. These agreements are separate units of accounting and are valued based on the agreed upon retail selling price. The amounts of repair service agreement revenues deferred at January 31, 2012 and 2011 were $2.8 million and $6.5 million, respectively, and are included in deferred revenues and allowances in the accompanying consolidated balance sheets.

*Vendor allowances.*

We receive funds from vendors for price protection, product rebates (earned upon purchase or sale of product), marketing, training and promotion programs which are recorded on the accrual basis as a reduction to the related product cost. We accrue rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits or payments are recorded as a reduction of product cost and if the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold. We received $62.7 million, $63.7 million and $51.3 million in vendor allowances during the fiscal years ended January 31, 2012, 2011 and 2010, respectively. Over the past three years we have received funds from approximately 50 vendors, with the terms of the programs ranging between one month and one year.

*Accounting for leases.*

We analyze each lease, at its inception and any subsequent renewal, to determine whether it should be accounted for as an operating lease or a capital lease. Additionally, monthly lease expense for each operating lease is calculated as the average of all payments required under the minimum lease term, including rent escalations. Generally, the minimum lease term begins with the date we take possession of the property and ends on the last day of the minimum lease term, and includes all rent holidays, but excludes renewal terms that are at our option. Any tenant improvement allowances received are deferred and amortized into income as a reduction of lease expense on a straight-line basis over the minimum lease term. The amortization of leasehold improvements is computed on a straight-line basis over the shorter of the remaining lease term or the estimated useful life of the improvements. For transactions that qualify for treatment as a sale-leaseback, any gain or loss is deferred and amortized as rent expense on a straight-line basis over the minimum lease term. Any deferred gain would be included in deferred gain on sale of property and any deferred loss would be included in other assets on the consolidated balance sheets. For locations that have ceased operation with remaining lease obligations, we record an accrual for the present value of the remaining lease obligations and anticipated ancillary occupancy costs, net of estimated sublease income. The estimate is based on our best projection of the sublease rates we believe can be obtained for those properties and our best estimate of the marketing time it will take to find tenants to sublet those stores. Revisions to these projections of the estimated buyout terms or sublease rates are made to the obligation as further information related to the actual terms and costs becomes available.

**Year ended January 31, 2012 compared to the year ended January 31, 2011**

***Executive overview***

This narrative is intended to provide an executive level overview of our operations for our fiscal year ended January 31, 2012. A detailed explanation of the changes in our operations for the period as compared to the prior year periods is included under Results of Operations. The following is a summary of some of the specific items impacting our retail and credit segments:

Retail Segment Review

- For the year ended January 31, 2012, total revenues decreased 1.3%, primarily due to the closing of five stores during the second quarter of the year. Same store sales increased 2.8% for the year, excluding the nine stores that have been closed, one store in the process of being closed and two stores with leases that expired in the current fiscal year. The increase in same store sales was driven by increases in furniture and mattresses and home appliances. Repair service agreement commissions increased on a higher sales penetration of repair service agreements during the current year;

- The retail gross margin (includes gross profit from both product and repair service agreement sales) for the year increased to 28.7% as compared to 26.5% in the prior year. The increase in the retail gross margin was driven by an increase in higher-margin furniture and mattress sales as a percent of total product sales, improved product gross margins and increased sales penetration of repair service agreements. The impact of an adjustment to the inventory reserve, which increased cost of goods sold by $4.7 million, decreased retail gross margin by 80 basis points in fiscal year 2012. An adjustment to the inventory reserve in fiscal 2011, which increased cost of goods sold by $1.7 million, decreased retail gross margin by 30 basis points during that period; and

- Selling, general and administrative (SG&A) expense increased by $4.9 million, and increased 110 basis points as a percent of segment revenues to 27.6% for the year ended January 31, 2012, compared to fiscal 2011. The total expense increase was driven by increased compensation and related expenses and contract delivery costs which were partially offset by decreased depreciation and bank fees. We increased our investments in advertising and sales staffing, in support of our growth initiatives, to drive sales expansion during the third and fourth quarter of the current fiscal year and on an ongoing basis.

Credit Segment Review

We changed our presentation of net charge-offs and the provision for bad debts to be more consistent with finance industry practice. The impact of the change was to reflect the charges for repair service and credit insurance agreements related to credit account charge-offs in net charge-offs and the provision for bad debts, rather than as a reduction of revenues for the credit segment. There was no effect on operating income or net income (loss) as a result of the presentation change.

- Total revenues for the year ended January 31, 2012 declined by $7.9 million, as compared to the prior year, as the declining customer accounts receivable balance resulted in lower interest income and fee revenues. As a result of the improved payment rate by our credit customers on their accounts and lower percent of sales financed under our credit programs, the average customer accounts receivable balance has fallen 10.4%, from $699.3 million during the year ended January 31, 2011, to $626.4 million during the year ended January 31, 2012;
- SG&A expense for the credit segment fell 10.6%, or $6.8 million, primarily due to reduced compensation and related expense. Continued improvement in the performance of the portfolio has allowed us to reduce the cost of servicing the portfolio. Additionally, we have reduced servicing costs, as highly re-aged and delinquent accounts are being charged off more quickly as a result of changes in charge-off and re-age policies made during fiscal 2012. Credit segment SG&A expense as a percent of revenues was 41.7% for the year ended January 31, 2012 as compared to 44.1% in the prior year;
- While we experienced continued improvement in our credit portfolio performance (specifically, the trends in the payment rate and percent of the portfolio re-aged), the Provision for bad debts increased by $2.4 million during the year ended January 31, 2012, from $50.6 million in the prior year. The increase is due primarily to the impact of the adoption of new accounting guidance for TDR within the fiscal quarter ended October 31, 2011, which increased the fiscal 2012 Provision for bad debts by $14.1 million;
- Net interest expense decreased in the year ended January 31, 2012 by $5.6 million over the prior year primarily due to the effect of a lower overall debt balance outstanding and the prior period payoff of the higher cost securitization borrowings.

**Operational changes and outlook**

We have implemented, continued to focus on or modified operating initiatives that we believe will positively impact future results, including:

- Reviewing our existing store locations to ensure the customer demographics and retail sales opportunity are sufficient to achieve our store performance expectations, and selectively closing or relocating stores to achieve those goals;
- Evaluating store opening plans for future years. We have begun the planning and preparation to open five to seven new locations during fiscal year 2013, all of which are expected to be in new markets;
- Augmenting our credit offerings through the use of third-party consumer credit providers to provide flexible financing options to meet the varying needs of our customers, while focusing the use of our credit program to offer credit to customers where third-party programs are not available;
- Limiting the number of months an account can be re-aged and reducing the period of time a delinquent account can remain outstanding before it is charged off. Additionally, we are utilizing shorter contract terms for higher-risk products and smaller-balances originated to continue to increase the payment rate and improve credit quality. We have increased credit lines to higher credit scored customers to allow them to purchase additional products given our furniture and mattress offerings expansion. In total, these changes are expected to continue to improve the performance of our portfolio and increase the cost-effectiveness of our collections operation; and
- We have closed 11 of the 12 underperforming retail locations that did not perform at the level we expect for mature store locations. After the remaining store is closed, we will have a total of 64 retail stores. One of the 12

stores was located in Oklahoma, with 11 of the stores located in Texas, with two located in the Austin market, five in the Dallas market, two in the Houston market and two in the San Antonio market. Five of the stores closed were closed during the fourth quarter of the 2012 fiscal year.

While we have benefited from our operations being concentrated in the Texas, Louisiana and Oklahoma region in the past, recent weakness in the national and state economies, including instability in the financial markets and the volatility of oil and natural gas prices, have and will present significant challenges to our operations in the coming quarters. Our customers continue to be pressured by higher gas and food prices and high levels of unemployment and, as a result, we have seen national average selling prices for televisions decline.

**Results of operations**

The following table sets forth certain statement of operations information as a percentage of total revenues for the periods indicated.

| | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Revenues:** | | | |
| Product sales | 75.3 % | 75.2 % | 75.1 % |
| Service maintenance agreement commissions | 5.3 | 4.7 | 4.6 |
| Service revenues | 1.9 | 2.0 | 2.5 |
| Total net sales | 82.5 | 81.9 | 82.2 |
| Finance charges and other | 17.5 | 18.1 | 17.8 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| **Cost and expenses:** | | | |
| Cost of goods sold, including warehousing and occupancy costs | 57.4 | 58.7 | 59.7 |
| Cost of parts sold, including warehousing and occupancy costs | 0.8 | 1.0 | 1.2 |
| Selling, general and administrative expense | 30.0 | 29.7 | 29.1 |
| Costs related to store closings | 0.9 | 0.0 | 0.0 |
| Impairment of long-lived assets | 0.3 | 0.3 | 0.0 |
| Goodwill impairment | 0.0 | 0.0 | 1.1 |
| Provision for bad debts | 6.8 | 6.3 | 5.5 |
| Total costs and expenses | 96.2 | 96.0 | 96.6 |
| **Operating income** | 3.8 | 4.0 | 3.4 |
| **Interest expense** | 2.9 | 3.5 | 2.4 |
| Loss from early extinguishment of debt | 1.4 | 0.0 | 0.0 |
| Cost related to financing transaction not completed | 0.0 | 0.5 | 0.0 |
| Other (income) expense | 0.0 | 0.0 | 0.0 |
| **Income (loss) before income taxes** | (0.5) | 0.0 | 1.0 |
| **Provision for income taxes** | 0.0 | 0.1 | 0.5 |
| **Net income (loss)** | (0.5)% | (0.1)% | 0.5 % |

***Analysis of consolidated statements of operations***

The presentation of our gross margins may not be comparable to other retailers since we include the cost of our in-home delivery service as part of selling, general and administrative expense. Similarly, we include the cost of merchandising our products, including amounts related to purchasing the product in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of cost of goods sold.

The following tables present certain operations information, on a consolidated and segment basis, in dollars and percentage changes from year to year:

**Total Consolidated:**

| (Dollars in thousands) | Year Ended January 31, | | | 2012 vs. 2011 Incr/(Decr) | | 2011 vs. 2010 Incr/(Decr) | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | Amount | Pct | Amount | Pct |
| **Revenues** | | | | | | | |
| Product sales | $596,360 | $608,443 | $666,381 | ($12,083) | (2.0)% | ($57,938) | (8.7)% |
| Repair service agreement commissions | 42,078 | 37,795 | 40,673 | 4,283 | 11.3 | (2,878) | (7.1) |
| Service revenues | 15,246 | 16,487 | 22,115 | (1,241) | (7.5) | (5,628) | (25.4) |
| **Total net sales** | 653,684 | 662,725 | 729,169 | (9,041) | (1.4) | (66,444) | (9.1) |
| Finance charges and other | 138,618 | 146,050 | 157,920 | (7,432) | (5.1) | (11,870) | (7.5) |
| **Total revenues** | 792,302 | 808,775 | 887,089 | (16,473) | (2.0) | (78,314) | (8.8) |
| **Cost and expenses** | | | | | | | |
| Cost of goods and parts sold | 462,020 | 482,475 | 539,628 | (20,455) | (4.2) | (57,153) | (10.6) |
| **Gross Profit** | 330,282 | 326,300 | 347,461 | 3,982 | 1.2 | (21,161) | (6.1) |
| ***Gross Margin*** | *41.7%* | *40.3%* | *39.2%* | | | | |
| Selling, general and administrative expense | 227,286 | 227,037 | 245,982 | 249 | 0.1 | (18,945) | (7.7) |
| Depreciation | 10,625 | 12,769 | 12,597 | (2,144) | (16.8) | 172 | 1.4 |
| Costs related to store closings | 7,096 | - | - | 7,096 | N/A | - | N/A |
| Impairment of long-lived assets | 2,019 | 2,321 | - | (302) | N/A | 2,321 | N/A |
| Goodwill impairment | - | - | 9,617 | - | N/A | (9,617) | N/A |
| Provision for bad debts | 53,555 | 51,404 | 48,779 | 2,151 | 4.2 | 2,625 | 5.4 |
| **Operating income** | 29,701 | 32,769 | 30,486 | (3,068) | (9.4) | 2,283 | 7.5 |
| ***Operating Margin*** | *3.7%* | *4.1%* | *3.4%* | | | | |
| Interest expense | 22,457 | 28,081 | 21,986 | (5,624) | (20.0) | 6,095 | 27.7 |
| Loss on early extinguishment of debt | 11,056 | - | - | 11,056 | N/A | - | N/A |
| Costs related to financing facilities terminated and transactions not completed | - | 4,283 | - | (4,283) | N/A | 4,283 | N/A |
| Other (income) expense | 70 | 339 | (123) | (269) | (79.4) | 462 | (376.4) |
| **Income (loss) before income taxes** | (3,882) | 66 | 8,623 | (3,948) | (5,981.8) | (8,557) | (99.2) |
| **Provision (benefit) for income taxes** | (159) | 1,138 | 4,319 | (1,297) | (114.0) | (3,181) | 130.0 |
| **Net income (loss)** | $ (3,723) | $ (1,072) | $ 4,304 | $ (2,651) | 247.3% | $ (5,376) | (161.6)% |

**Retail Segment:**

| (Dollars in thousands) | Year Ended January 31, | | | 2012 vs. 2011 Incr/(Decr) | | 2011 vs. 2010 Incr/(Decr) | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | Amount | Pct | Amount | Pct |
| **Revenues** | | | | | | | |
| Product sales | $ 596,360 | $ 608,443 | $ 666,381 | $ (12,083) | (2.0)% | $ (57,938) | (8.7)% |
| Repair service agreement commissions | 42,078 | 37,795 | 40,673 | 4,283 | 11.3 | (2,878) | (7.1) |
| Service revenues | 15,246 | 16,487 | 22,115 | (1,241) | (7.5) | (5,628) | (25.4) |
| **Total net sales** | 653,684 | 662,725 | 729,169 | (9,041) | (1.4) | (66,444) | (9.1) |
| Finance charges and other | 1,335 | 857 | 532 | 478 | 55.8 | 325 | 61.1 |
| **Total revenues** | 655,019 | 663,582 | 729,701 | (8,563) | (1.3) | (66,119) | (9.1) |
| **Costs and Expenses** | | | | | | | |
| Cost of goods and parts sold | 462,020 | 482,475 | 539,628 | (20,455) | (4.2) | (57,153) | (10.6) |
| Gross Profit | 192,999 | 181,107 | 190,073 | 11,892 | 6.6 | (8,966) | (4.7) |
| **Gross Margin** | 29.5% | 27.3% | 26.0% | | | | |
| Selling, general and administrative expense (a) | 170,561 | 163,462 | 184,608 | 7,099 | 4.3 | (21,146) | (11.5) |
| Depreciation | 10,080 | 12,316 | 12,288 | (2,236) | (18.2) | 28 | 0.2 |
| Impairment of long-lived assets | 2,019 | 2,321 | - | (302) | N/A | 2,321 | N/A |
| Costs related to store closings | 7,096 | - | - | 7,096 | N/A | - | N/A |
| Goodwill impairment | - | - | 9,617 | - | N/A | (9,617) | N/A |
| Provision for bad debts | 590 | 817 | 366 | (227) | (27.8) | 451 | 123.2 |
| **Operating income (loss)** | 2,653 | 2,191 | (16,806) | 462 | 21.1 | 18,997 | (113.0) |
| ***Operating Margin*** | *0.4%* | *0.3%* | *-2.3%* | | | | |
| Other (income) expense | 70 | 339 | (123) | (269) | (79.4) | 462 | (375.6) |
| **Segment income (loss) before income taxes** | $ 2,583 | $ 1,852 | $ (16,683) | $ 731 | 39.5 % | $ 18,535 | (111.1)% |

**Credit Segment:**

| (Dollars in thousands) | Year Ended January 31, | | | 2012 vs. 2011 Incr/(Decr) | | 2011 vs. 2010 Incr/(Decr) | |
|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | Amount | Pct | Amount | Pct |
| **Revenues** | | | | | | | |
| Finance charges and other | $ 137,283 | $ 145,193 | $ 157,388 | $ (7,910) | (5.4)% | $ (12,195) | (7.7)% |
| Selling, general and administrative expense | 56,725 | 63,575 | 61,374 | (6,850) | (10.8) | 2,201 | 3.6 |
| Depreciation | 545 | 453 | 309 | 92 | 20.3 | 144 | 46.6 |
| Provision for bad debts | 52,965 | 50,587 | 48,413 | 2,378 | 4.7 | 2,174 | 4.5 |
| **Operating income** | 27,048 | 30,578 | 47,292 | (3,530) | (11.5) | (16,714) | (35.3) |
| ***Operating Margin*** | *19.7%* | *21.1%* | *30.0%* | | | | |
| Interest expense | 22,457 | 28,081 | 21,986 | (5,624) | (20.0) | 6,095 | 27.7 |
| Loss on early extinguishment of debt | 11,056 | - | - | 11,056 | N/A | - | N/A |
| Costs related to financing facilities terminated and transactions not completed | - | 4,283 | - | (4,283) | N/A | 4,283 | N/A |
| **Segment income (loss) before income taxes** | $ (6,465) | $ (1,786) | $ 25,306 | $ (4,679) | 262.0 % | $ (27,092) | (107.1)% |

(a) Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $8.2 million, $7.5 million and $7.2 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $15.6 million, $17.5 million and $18.6 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

**Year ended January 31, 2012 compared to the year ended January 31, 2011.**

Refer to the above *Analysis of consolidated statements of operations* while reading the operations review on a year-by-year basis.

| (Dollars in millons) | Year ending January 31, 2012 | 2011 | Change $ | % |
|---|---|---|---|---|
| Net sales | $ 653.7 | $ 662.7 | $ (9.0) | (1.4) |
| Finance charges and other | 138.6 | 146.1 | (7.5) | (5.1) |
| Revenues | $ 792.3 | $ 808.8 | $ (16.5) | (2.0) |

The $9.0 million decrease in net sales was made up of the following:

- a $13.2 million increase resulted from a same store sales increase of 2.8% over the prior year;
- a $16.6 million decrease in sales related to the stores that have been or will be closed;
- a $4.4 million decrease resulted from an increase in discounts on promotional credit sales; and
- a $1.2 million decrease resulted from an decrease in service revenues.

The following table presents the makeup of net sales by product category in each period, including repair service agreement (RSA) commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

| (Dollars in millons) | Year Ended January 31, 2012 Amount | 2012 Percent | 2011 Amount | 2011 Percent | % Change | | Same store sales % change |
|---|---|---|---|---|---|---|---|
| **Category** | | | | | | | |
| Consumer electronics | $ 229.4 | 35.1 % | 258.2 | 39.0 % | (11.2) | (1) | (7.5) |
| Home appliances | 188.5 | 28.8 | 188.3 | 28.4 | 0.1 | (2) | 2.9 |
| Furniture and mattresses | 100.0 | 15.3 | 76.6 | 11.6 | 30.4 | (3) | 35.2 |
| Home office | 52.6 | 8.0 | 54.7 | 8.3 | (3.8) | (4) | (1.8) |
| Other | 25.9 | 4.0 | 30.6 | 4.6 | (15.4) | | (13.8) |
| Total product sales | 596.4 | 91.2 | 608.4 | 91.9 | (2.0) | | 1.0 |
| RSA commissions | 42.1 | 6.5 | 37.8 | 5.6 | 11.4 | (5) | 14.5 |
| Service revenues | 15.2 | 2.3 | 16.5 | 2.5 | (7.9) | | |
| Total net sales | $ 653.7 | 100.0 % | $ 662.7 | 100.0 % | (1.4) | | 2.8 |

(1) The sales decrease is due to a decline in total television units sold of 15.6%, partially offset by an average selling price increase of 6.3%. The unit sales decrease was driven largely by our decision not to compete for low-priced, low-margin sales during the fourth quarter of fiscal 2012, in general, and specifically on Black Friday. Television unit sales were also down in the second and third quarters of the fiscal year. Also contributing to the decrease was a reduction in gaming hardware and software sales, partially offset by an increase in home theater sales;

(2) Our increases in average selling price of 7.3% have been partially offset by a 6.1% decline in units sold. Laundry and refrigeration sales were up 2.9% and 2.1%, respectively, while cooking sales decreased 5.7%;

(3) Furniture and mattress sales were up as total units sold increased by 31.5% and the average selling price increased 6.9%. The increase was driven by enhanced displays and product selection, increased promotional activity, and dedicated furniture sales specialists;

(4) Home office declined due to a 20.7% decrease in the unit sales of computers and internet devices, partially offset by an increase in average selling prices of 21.2% and an increase in tablet sales, which represented 11.1% of home office sales during fiscal 2012; and

(5) The increase in repair service agreement commissions was driven largely by the higher penetration as a percentage of product sales.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| Interest income and fees | $ 117.1 | $ 125.3 | $ (8.2) | (6.5) |
| Insurance commissions | 20.2 | 19.9 | 0.3 | 1.5 |
| Other income | 1.3 | 0.9 | 0.4 | 44.4 |
| Finance charges and other | $ 138.6 | $ 146.1 | $ (7.5) | (5.1) |

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The decrease in Interest income and fees of the credit segment resulted primarily from a 10.4% decrease in the average balance of customer accounts receivable outstanding during the fiscal year ending January 31, 2012, compared to the prior year period. Additionally, the required adoption of TDR accounting guidance, which resulted in an increase in reserves for uncollectible interest, negatively impacted interest income and fees by $1.0 million and the interest income and fee yield by 16 basis points. Partially offsetting these decreases was an increase in the average interest income and fee yield from 17.9% for the fiscal year ended January 31, 2011 to 18.7% for the fiscal year ended January 31, 2012. The interest income and fee yield increased as a result of a reduction in the use of long-term cash option financing under our in-house financing program and lower charge-offs incurred in the current fiscal year.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 |
|---|---|---|
| Interest income and fees (a) | $ 117.1 | $ 125.3 |
| Net charge-offs (b) | (46.9) | (51.1) |
| Borrowing costs (c) | (22.5) | (28.1) |
| Net Portfolio yield | $ 47.7 | $ 46.1 |
| | | |
| Average portfolio balance | $ 626.4 | $ 699.3 |
| Interest income and fee yield % | 18.7% | 17.9% |
| Net charge-off % | 7.5% | 7.3% |

(a) Included in Finance charges and other.
(b) Included in Provision for bad debts.
(c) Total Interest expense.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Cost of goods sold** | $ 455.5 | $ 474.7 | $ (19.2) | (4.0) |
| Product gross margin percentage | 23.6% | 22.0% | | 1.6% |

Product gross margin increased as a percent of product sales from the 2011 to 2012 driven by our focus on improving pricing discipline on the sales floor while maintaining competitive pricing in the marketplace. The shift in our product mix to higher margin furniture and mattresses and improved margins generated in home appliances and home office categories also contributed to the increased product margins. A $4.7 million inventory reserve adjustment recorded during fiscal 2012 reduced product margins by approximately 80 basis points, compared to a $1.7 million adjustment recorded in the prior year, which reduced the product gross margin by approximately 30 basis points in that period.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Cost of service parts sold** | $ 6.5 | $ 7.8 | $ (1.3) | (16.1) |
| As a percent of service revenues | 42.8% | 47.2% | | -4.4% |

This decrease was due primarily to a 7.5% decrease in parts revenues.

| (Dollars in millions) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| Selling, general and administrative expense - Retail | $ 180.6 | $ 175.8 | 4.8 | 2.7% |
| Selling, general and administrative expense - Credit | 57.3 | 64.0 | (6.7) | (10.5) |
| **Selling, general and administrative expense - Total** | $ 237.9 | $ 239.8 | (1.9) | (0.8) |
| As a percent of total revenues | 30.0% | 29.6% | | (0.4%) |

During the fiscal year ended January 31, 2012, Selling, general and administrative (SG&A) expense increased as a percent of revenues to 30.0% from 29.6% in the prior year period, primarily due to the deleveraging effect of the 1.3% decline in total revenues. The reduction in SG&A expense was driven by the decrease in credit segment expenses, as we improved the efficiency of our collection operations and as the credit quality of the receivables in the portfolio improved. This decrease was partially offset by our investment in sales staffing, in support of our growth initiatives, to drive sales growth in the third and fourth quarter of the current fiscal year and on an ongoing basis. Additionally, reduced credit card fees, depreciation expense, benefit expenses, general insurance expense and postage costs were partially offset by higher professional fees, management bonuses and severance accruals.

Significant SG&A expense increases and decreases related to the specific business segments included the following:

**Retail Segment**

The following are the significant factors affecting the retail segment:

- Total compensation costs and related expenses increased approximately $3.0 million from the prior period, primarily as we increased sales staffing in the third and fourth quarters of our current fiscal year in support of our growth initiatives. Additionally, the shift of our product mix to furniture and mattresses contributed to the increase as those items have higher commissions rates; and
- Contract delivery, transportation and installation costs increased approximately $2.9 million from the prior period as we increased our use of third-parties to provide these services.

**Credit Segment**

The following are the significant factors affecting the credit segment:

- Total compensation costs and related expenses decreased approximately $3.9 million from the prior-year period due to a decrease in staffing as the performance of the portfolio improved and our credit portfolio balance dropped; and
- Form printing and purchases and related postage decreased approximately $1.1 million as collection efforts did not utilize letter mailings to the same extent as the prior-year period.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Costs related to store closings** | $ 7.1 | $ - | 7.1 | N/A |

During the fiscal year ended January 31, 2012, we closed 11 of the 12 underperforming retail locations that we had plans to close. As a result of the closure of the nine stores with unexpired leases, we recorded an accrual for the present value of remaining lease obligations and anticipated ancillary occupancy costs, net of estimated sublease income. We recognized $7.1 million of those and other costs related to the store closings in fiscal 2012.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Impairment of long-lived assets** | $ 2.0 | $ 2.3 | (0.3) | -13.1% |

During fiscal year 2012 and 2011, we decided to close 5 and 7 store locations, respectively. In conjunction with our review of long-lived assets for potential impairment, we determined that it was appropriate to record an impairment charge related to the long-lived assets, primarily leasehold improvements, at the stores that are closed.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Provision for bad debts** | $ 53.6 | $ 51.4 | $ 2.2 | 4.3 |
| As a percent of total revenues | 6.8% | 6.4% | | 0.4% |

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $0.6 million and $0.9 million for the periods ended January 31, 2012 and 2011, respectively, included in the results of operations for the retail segment.

We have experienced an improvement in our credit portfolio performance (specifically, the trends in the payment rate and percent of the portfolio re-aged) since fiscal 2011 and our total net charge-offs of customer and non-customer accounts receivable decreased by $4.2 million compared to the prior period. However, the provision for bad debts increased as we were required to record a charge of $14.1 million during fiscal 2012 related to the required adoption of new TDR accounting guidance. Additionally, on July 31, 2011, we revised our charge-off policy that requires an account that is delinquent more than 209 days at month end to be charged-off. The change in policy had the impact of accelerating approximately $5.9 million in net charge-offs, which were charged against previously provided bad debt reserves.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Interest expense net** | $ 22.5 | $ 28.1 | $ (5.6) | (20.0) |
| As a percent of total revenues | 2.8% | 3.5% | | (0.6) |

The decrease in interest expense was due to lower overall debt balance outstanding during the current year period, partially offset by the higher borrowing rates on term loan paid off during the second quarter. The entirety of our interest expense is included in the results of operations of our credit segment.

| (Dollars in millons) | Year ended January 31, 2012 | Year ended January 31, 2011 | Change $ | Change % |
|---|---|---|---|---|
| **Loss from early extinguishment of debt** | $ 11.1 | $ - | 11.1 | N/A |
| **Costs related to financing facilities terminated and transactions not completed** | $ - | $ 4.3 | (4.3) | N/A |

On July 28, 2011 we completed the repayment of our term loan with proceeds from a new real estate loan and borrowings under our expanded revolving credit facility. We recorded a charge of approximately $11.1 million during the fiscal 2012 period, including the prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and term loan deferred financing costs of $0.9 million.

During the prior year we incurred $4.3 million in financing costs related to financing facilities terminated and transactions that were not completed.

| | Year ended January 31, | | Change | |
|---|---|---|---|---|
| **(Dollars in millions)** | **2012** | **2011** | **$** | **%** |
| **Provision (benefit) for income taxes** | $ (0.2) | $ 1.1 | (1.3) | (118.2) |
| As a percent of income before taxes | 5.2% | 169.2% | | -164.1% |

The decline in provision for income taxes was primarily driven by the decline in income before income taxes. The effective tax rate in both periods are impacted because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

## Year ended January 31, 2011 compared to the year ended January 31, 2010.

Refer to the above *Analysis of consolidated statements of operations* while reading the operations review on a year-by-year basis.

| | Year ended January 31, | | Change | |
|---|---|---|---|---|
| **(Dollars in millions)** | **2011** | **2010** | **$** | **%** |
| Net sales | $ 662.7 | $ 729.2 | (66.5) | (9.1) |
| Finance charges and other | 146.1 | 157.9 | (11.8) | (7.5) |
| Revenues | $ 808.8 | $ 887.1 | (78.3) | (8.8) |

The $66.5 million decrease in net sales was made up of the following:

- a $65.4 million decrease resulted from a same store sales decrease of 9.6%,
- a $5.4 million increase generated by four retail locations that were not open for twelve consecutive months in each period. Two new locations were opened subsequent to February 1, 2009 and two of our clearance centers were closed subsequent to February 1, 2009;
- a $0.9 million decrease resulted from a decrease in discounts on promotional credit sales and
- a $5.6 million decrease resulted from a decrease in service revenues.

The following table presents the makeup of net sales by product category in each period, including repair service agreement (RSA) commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

| | Year ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | % | Same store sales |
| **(Dollars in millons)** | **Amount** | **%** | **Amount** | **%** | **change** | **% change** |
| Consumer electronics | $ 258.2 | 39.0% | $ 298.0 | 40.9% | (13.4) (1) | (14.1) |
| Home appliances | 188.3 | 28.4 | 213.8 | 29.3 | (11.9) (2) | (12.3) |
| Furniture and mattresses | 76.6 | 11.6 | 68.6 | 9.4 | 11.7 (3) | 10.7 |
| Home office | 54.7 | 8.2 | 55.2 | 7.6 | (0.9) (4) | (1.5) |
| Other | 30.6 | 4.6 | 30.8 | 4.2 | (0.6) | (1.1) |
| Total product sales | 608.4 | 91.8 | 666.4 | 91.4 | (8.7) | (9.1) |
| RSA commissions | 37.8 | 5.7 | 40.7 | 5.6 | (7.1) (5) | (7.8) |
| Service revenues | 16.5 | 2.5 | 22.1 | 3.0 | (25.3) | |
| Total net sales | $ 662.7 | 100.0% | $ 729.2 | 100.0% | (9.1) | (9.6) |

(1) This decrease is due to a 13.6% decline in average selling prices on flat-panel televisions and a 1.6% decrease in total units sold.

(2) The home appliance category declined due to lower unit sales across the category as the appliance market in general showed continued weakness.

(3) The growth in furniture and mattress sales was driven by the addition of in-store specialists focused on this category, improved store displays and expanded product selection.

(4) Decline in home office is due to the lower number of computer units sold compared to prior year.

(5) The decline in repair service agreement commissions was driven largely by the decline in product sales.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| Interest income and fees | $ 125.3 | $ 138.5 | (13.2) | (9.5) |
| Insurance commissions | 19.9 | 18.9 | 1.0 | 5.3 |
| Other income | 0.9 | 0.5 | 0.4 | 80.0 |
| Finance charges and other | $ 146.1 | $ 157.9 | (11.8) | (7.5) |

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The decrease in Interest income and fees of the credit segment resulted primarily from a 6.0% decrease in the average balance of customer accounts receivable outstanding for fiscal year 2011 and a decline in the average interest income and fee yield from 18.6% for the fiscal year ended January 31, 2010 to 17.9% for the fiscal year ended January 31, 2011. The interest income and fee yield dropped as a result of the higher level of charge-offs experienced, resulting in an increase in the reversal of accrued interest and increased reserves for uncollectible interest.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 |
|---|---|---|
| Interest income and fees (a) | $ 125.3 | $ 138.5 |
| Net charge-offs (b) | (51.1) | (37.4) |
| Borrowing costs (c) | (28.1) | (22.0) |
| Net portfolio yield | $ 46.1 | $ 79.1 |
| | | |
| Average portfolio balance | $ 699.3 | $ 743.8 |
| Interest income and fee yield % | 17.9% | 18.6% |
| Net charge-off % | 7.3% | 5.0% |

(a) Included in Finance charges and other.
(b) Included in Provision for bad debts.
(c) Total interest expense.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| **Cost of goods sold** | $ 474.7 | $ 529.2 | (54.5) | (10.3) |
| Product gross margin percentage | 22.0% | 20.6% | | 1.4% |

Product gross margin increased as a percent of product sales from the 2010 to 2011 driven by our focus on improving pricing discipline on the sales floor while maintaining competitive pricing in the marketplace, partially offset by a $1.7 million inventory write-down related to a realignment of our small electronics and appliances product lines.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| **Cost of service parts sold** | $ 7.8 | $ 10.4 | 2.6 | 33.3 |
| As a percent of service revenues | 47.3% | 47.0% | | -0.3% |

This decrease was due primarily to a 34.6% decrease in parts revenues. Parts sales decreased slightly as a percentage of service revenues from 37.9% in the 2010 period to 37.8% in the 2011 period.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| Selling, general and administrative expense - Retail | $ 175.8 | $ 196.9 | (21.1) | (10.7) |
| Selling, general and administrative expense - Credit | 64.0 | 61.7 | 2.3 | 3.7 |
| **Selling, general and administrative expense - Total** | $ 239.8 | $ 258.6 | (18.8) | (7.3) |
| As a percent of total revenues | 29.6% | 29.2% | | -0.5% |

During the fiscal year ended January 31, 2011, Selling, general and administrative (SG&A) expense increased as a percent of revenues to 29.6% from 29.2% in the prior year period, primarily due to the deleveraging effect of the decline in total revenues. The litigation reserve accrual recorded in the prior year period accounted for $4.9 million of the change in SG&A expense. The remainder of the reduction in SG&A expense was driven primarily by lower compensation and related expense, reduced depreciation expense and reduced property and casualty insurance expense. These decreases were partially offset by increased expense from the increased use of contract delivery and installation services and increased advertising agency fees.

Significant SG&A expense increases and decreases related to specific business segments included the following:

**Retail Segment**

The following are the significant factors affecting the retail segment:

- Total compensation costs and related expenses decreased approximately $18.9 million from the prior year, primarily due to reduced sales volume and as we increased our use of third parties to provide certain delivery and transportation services;
- Contract delivery and installation costs increased approximately $4.5 million from the prior year as we increased our use of third parties to provide these services; and
- Vehicle expenses decreased by approximately $1.4 million as we reduced the age and size of our vehicle fleet related to the outsourcing of a portion of delivery and installation services.

**Credit Segment**

The following are the significant factors affecting the credit segment:

- Total compensation costs and related expenses increased approximately $2.9 million from the prior year as staffing was increased to address increased levels of delinquencies in the challenging economic environment;
- Bank and credit card fees increased approximately $0.4 million from the prior year as more customers made payments using credit cards; and
- Form printing and purchases and related postage decreased approximately $0.6 million as collection efforts did not utilize letter mailings to the same extent as the prior period.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| **Goodwill impairment** | $ - | 9.6 | (9.6) | 100.0 |

During fiscal year 2010, we determined, as a result of the sustained decline in our market capitalization and the current challenging economic environment and its impact on our comparable store sales, credit portfolio performance and operating results, that an interim goodwill impairment test was necessary. We concluded from our analysis that our goodwill was impaired and recorded a $9.6 million charge to write-off the carrying amount of our goodwill. Since our goodwill was attributable to our acquisition of credit insurance operations and a portion of the credit portfolio, the impairment charge is reflected in our credit segment.

| | Year ended January 31, | | | Change | |
|---|---|---|---|---|---|
| **(Dollars in millions)** | **2011** | | **2010** | **$** | **%** |
| **Impairment of long-lived assets** | $ | 2.3 | - | 2.3 | 100.0 |

During fiscal year 2011, based on our decision to close five store locations, in conjunction with our review of long-lived assets for potential impairment, we determined that it was appropriate to record an impairment charge related to the long-lived assets, primarily leasehold improvements, at the stores we decided to close.

| | Year ended January 31, | | | Change | |
|---|---|---|---|---|---|
| **(Dollars in millions)** | **2011** | | **2010** | **$** | **%** |
| **Costs related to financing facilities terminated and transactions not completed** | $ | 4.3 | - | 4.3 | 100.0 |

During the past year we explored multiple opportunities in the capital markets to allow us to refinance our borrowing facilities. As a result, we incurred expenses related to working with bankers, lawyers, accountants and other professional service providers to review and pursue the various alternatives presented. Given our decision to pursue the financing transactions that were completed in the fourth quarter, we wrote off the costs incurred related to financing alternatives considered, but not completed and the unamortized financing fees associated with the terminated securitization program.

| | Year ended January 31, | | | | Change | |
|---|---|---|---|---|---|---|
| **(Dollars in millions)** | **2011** | | **2010** | | **$** | **%** |
| **Provision for bad debts** | $ | 51.4 | $ | 48.8 | 2.6 | 5.3 |
| As a percent of total revenues | | 6.4% | | 5.5% | | 0.9% |

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $0.8 million and $0.4 million for the year ended January 31, 2011 and 2010, respectively, included in the results of operations for the retail segment.

Although we experienced an improvement in our credit portfolio performance (specifically, the trends in the delinquency rate, payment rate and percent of the portfolio re-aged) since fiscal 2010, the Provision for bad debts increased by $2.6 million for the year ended January 31, 2011, from $48.8 million in the prior year, as our total net charge-offs of customer and non-customer accounts receivable increased by $13.7 million compared to the prior fiscal year.

| | Year ended January 31, | | | | Change | |
|---|---|---|---|---|---|---|
| **(Dollars in millions)** | **2011** | | **2010** | | **$** | **%** |
| **Interest expense net** | $ | 28.1 | $ | 22.0 | 6.1 | 27.7 |
| As a percent of total revenues | | 3.5% | | 2.5% | | 1.0% |

All of our interest expense, net, is included in the results of operations for the credit segment.

The increase in interest expense was due primarily to fees paid to the lenders providing the variable funding note under our former securitization facility and an increase deferred financing fee amortization expense. Interest expense was also impacted by the higher interest rate incurred on the term note that was entered into in November 2010.

| (Dollars in millions) | Year ended January 31, 2011 | 2010 | Change $ | % |
|---|---|---|---|---|
| **Provision for income taxes** | $ 1.1 | $ 4.3 | (3.2) | (74.4) |
| As a percent of income before taxes | 169.2% | 49.9% | | 119.4% |

The decline in provision for income taxes was primarily driven by the decline in income before income taxes. The effective tax rate was impacted in both periods because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

**Impact of inflation and changing prices**

We do not believe that inflation has had a material effect on our net sales or results of operations. However, price deflation, primarily in consumer electronics has impacted our net sales and results of operations. A significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next-day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not affect our competitors in the same manner as it affects us.

**Seasonality and quarterly results of operations**

Our business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. In addition, historically our results of operations and portfolio performance for our first fiscal quarter are stronger than for our second fiscal quarter. Our quarterly results may fluctuate materially depending on factors such as the following:

- timing of new product introductions, new store openings and store relocations;
- sales contributed by new stores;
- increases or decreases in comparable store sales;
- adverse weather conditions;
- shifts in the timing of certain holidays or promotions;
- one-time charges incurred, such as financing cost write-offs incurred in the third quarter of fiscal 2011; and
- changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full year.

| (Dollars in thousands, except per share amounts) | Fiscal Year 2012 Quarter Ended Apr. 30 | Jul. 31 | Oct. 31 | Jan. 31 | Fiscal Year 2012 |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Product sales | $144,279 | $138,231 | $140,404 | $173,446 | $ 596,360 |
| Repair service agreement commissions (net) | 8,902 | 9,945 | 10,602 | 12,629 | 42,078 |
| Service revenues | 3,889 | 3,811 | 3,950 | 3,596 | 15,246 |
| Total net sales | 157,070 | 151,987 | 154,956 | 189,671 | 653,684 |
| Finance charges and other | 34,912 | 35,039 | 31,667 | 37,000 | 138,618 |
| **Total revenues** | 191,982 | 187,026 | 186,623 | 226,671 | 792,302 |
| Percent of annual revenues | 24.2% | 23.6% | 23.6% | 28.6% | 100.0% |
| **Cost and expenses** | | | | | |
| Cost of goods sold, including warehousing and occupancy costs | 106,453 | 105,477 | 112,844 | 130,719 | 455,493 |
| Cost of service parts sold, including warehousing and occupancy costs | 1,730 | 1,596 | 1,647 | 1,554 | 6,527 |
| Selling, general and administrative expense | 59,445 | 56,174 | 59,801 | 62,491 | 237,911 |
| Store closing costs | - | 3,658 | (313) | 3,751 | 7,096 |
| Impairment of long-lived assets | - | - | 688 | 1,331 | 2,019 |
| Provision for bad debts | 9,564 | 7,151 | 26,400 | 10,440 | 53,555 |
| **Total cost and expenses** | 177,192 | 174,056 | 201,067 | 210,286 | 762,601 |
| **Operating income (loss)** | 14,790 | 12,970 | (14,444) | 16,385 | 29,701 |
| Operating profit (loss) as a % total revenues | 7.7 % | 6.9 % | (7.7)% | 7.2 % | 3.7 % |
| Interest expense | 7,556 | 7,004 | 3,919 | 3,978 | 22,457 |
| Loss from early extinguishment of debt | - | 11,056 | - | - | 11,056 |
| Other (income) expense | 52 | 34 | (5) | (11) | 70 |
| **Income (loss) before income taxes** | 7,182 | (5,124) | (18,358) | 12,418 | (3,882) |
| **Provision (benefit) for income taxes** | 2,781 | (2,022) | (5,635) | 4,717 | (159) |
| **Net income (loss)** | $ 4,401 | $ (3,102) | $ (12,723) | $ 7,701 | $ (3,723) |
| **Net income (loss) as a % of revenue** | 2.3 % | (1.7)% | (6.8)% | 3.4 % | (0.5)% |
| **Retail gross margin** | 30.5 % | 28.8 % | 25.3 % | 29.7 % | 28.7 % |
| **SG&A expense as a % of revenue** | 31.0 % | 30.0 % | 32.0 % | 27.6 % | 30.0 % |
| **Same store sales increase (decrease) %** | (3.9)% | (12.8)% | 18.9 % | 12.1 % | 2.8 % |
| Earnings (loss) per share: | | | | | |
| Basic | $ 0.14 | $ (0.10) | $ (0.40) | $ 0.24 | $ (0.12) |
| Diluted | $ 0.14 | $ (0.10) | $ (0.40) | $ 0.24 | $ (0.12) |
| Outstanding shares: | | | | | |
| Basic | 31,768 | 31,808 | 31,881 | 31,997 | 31,860 |
| Diluted | 31,772 | 31,808 | 31,881 | 32,572 | 31,860 |

The following tables set forth certain unaudited quarterly statement of operations information for the eight quarters ended January 31, 2012. The unaudited quarterly information has been prepared on a consistent basis, includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

| (Dollars in thousands, except per share amounts) | Fiscal Year 2011 Quarter Ended Apr. 30 | Jul. 31 | Oct. 31 | Jan. 31 | Fiscal Year 2011 |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Product sales | $149,015 | $164,660 | $125,817 | $168,951 | $ 608,443 |
| Repair service agreement commissions | 9,851 | 10,490 | 8,275 | 9,179 | 37,795 |
| Service revenues | 4,757 | 4,183 | 3,769 | 3,778 | 16,487 |
| Total net sales | 163,623 | 179,333 | 137,861 | 181,908 | 662,725 |
| Finance charges and other | 37,007 | 36,476 | 35,819 | 36,748 | 146,050 |
| **Total revenues** | 200,630 | 215,809 | 173,680 | 218,656 | 808,775 |
| Percent of annual revenues | 24.8% | 26.7% | 21.5% | 27.0% | 100.0% |
| **Cost and expenses** | | | | | |
| Cost of goods sold, including warehousing and occupancy costs | 110,647 | 129,779 | 99,238 | 135,032 | 474,696 |
| Cost of service parts sold, including warehousing and occupancy costs | 2,376 | 2,116 | 1,642 | 1,645 | 7,779 |
| Selling, general and administrative expense | 61,901 | 61,407 | 55,596 | 60,902 | 239,806 |
| Impairment of long-lived assets | - | - | | 2,321 | 2,321 |
| Provision for bad debts | 10,216 | 13,348 | 13,928 | 13,912 | 51,404 |
| **Total cost and expenses** | 185,140 | 206,650 | 170,404 | 213,812 | 776,006 |
| **Operating income** | 15,490 | 9,159 | 3,276 | 4,844 | 32,769 |
| Operating profit as a % total revenues | 7.7 % | 4.2 % | 1.9 % | 2.2 % | 4.1 % |
| Interest expense | 5,783 | 6,729 | 7,722 | 7,847 | 28,081 |
| Costs relating to financing transactions terminated and transactions not completed | - | - | 2,896 | 1,387 | 4,283 |
| Other (income) expense | 171 | 12 | (16) | 172 | 339 |
| **Income (loss) before income taxes** | 9,536 | 2,418 | (7,326) | (4,562) | 66 |
| **Provision (benefit) for income taxes** | 3,653 | 1,017 | (2,548) | (984) | 1,138 |
| **Net income (loss)** | $ 5,883 | $ 1,401 | $ (4,778) | $ (3,578) | $ (1,072) |
| **Net income (loss) as a % of revenue** | 2.9 % | 0.6 % | (2.8)% | (1.6)% | (0.1)% |
| **Retail gross margin** | 30.4 % | 25.9 % | 26.0 % | 24.2 % | 26.5 % |
| **SG&A expense as a % of revenue** | 30.9 % | 28.5 % | 32.0 % | 27.9 % | 29.7 % |
| **Same store sales increase (decrease) %** | (19.7)% | (6.4)% | (16.3)% | 5.2 % | (9.6)% |
| Earnings (loss) per share: | | | | | |
| Basic | $ 0.24 | $ 0.06 | $ (0.19) | $ (0.12) | $ (0.04) |
| Diluted | $ 0.24 | $ 0.06 | $ (0.19) | $ (0.12) | $ (0.04) |
| Outstanding shares: | | | | | |
| Basic | 24,834 | 24,941 | 24,951 | 29,459 | 26,091 |
| Diluted | 24,836 | 24,945 | 24,951 | 29,459 | 26,091 |

**Liquidity and Capital Resources**

*Current Activities*

We require capital to finance our growth as we add new stores and markets to our operations, which in turn requires additional working capital for increased customer receivables and inventory. We have historically financed our operations through a combination of cash flow generated from earnings and external borrowings, including primarily bank debt, extended terms provided by our vendors for inventory purchases, acquisition of inventory under consignment arrangements and transfers of customer receivables to asset-backed securitization facilities.

On July 28, 2011, we completed an amendment and extension of our asset-based revolving credit facility, increasing the capacity from $375 million to $430 million and extending the maturity date from November 2013 to July 2015. On November 18, 2011 we obtained an increase in the total commitments under our asset-based revolving credit facility, increasing the capacity from $430 million to $450 million with no change in maturity dates. Our asset-based revolving credit facility provides funding based on a borrowing base calculation that includes customer accounts receivable and inventory. The credit facility bears interest at LIBOR plus a spread ranging from 350 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). In addition to the leverage ratio, the revolving credit facility includes a fixed charge coverage requirement, a minimum customer receivables cash recovery percentage requirement and a net capital expenditures limit. The leverage ratio covenant requirement is a required maximum of 2.00 to 1.00. The current fixed charge coverage ratio is a minimum of 1.10 to 1.00. We expect, based on current facts and circumstances that we will be in compliance with the above covenants for at least the next 12 months. The weighted average interest rate on borrowings outstanding under the asset-based revolving credit facility at January 31, 2012, was 4.2%.

We entered into an $8.0 million real estate loan on July 28, 2011, collateralized by three of our owned store locations, that will mature in July 2016 and requires monthly principal payments based on a 15-year amortization schedule. The loan was then amended on October 31, 2011 to adjust the interest rate. The interest rate on the loan is the Prime rate plus 100 basis points. The floor on the total rate was reduced from 6% to 5%, effective October 31, 2011.

During the quarter ended July 31, 2011, we completed the repayment of our term loan with proceeds from the new real estate loan and borrowings under our expanded revolving credit facility.

During the quarter ended October 31, 2011 we entered into interest rate cap option transactions with a notional amount of $100 million. These cap options are held for the purpose of hedging against variable interest rate risk related to the variability of cash flows in the interest payments on a portion of its variable-rate debt, based on the benchmark one-month LIBOR interest rate exceeding 1.0%. These cap options have monthly caplets extending through August 2014.

The weighted average effective interest rate on borrowings outstanding under all our credit facilities for the year ended January 31, 2012 was 4.11%, including the interest expense associated with our interest rate caps and amortization of deferred financing costs.

A summary of the significant financial covenants that govern our new credit facilities compared to our actual compliance status at January 31, 2012 is presented below:

| | Actual | Required Minimum/ Maximum |
|---|---|---|
| Fixed charge coverage ratio must exceed required minimum | 2.00 to 1.00 | 1.10 to 1.00 |
| Total liabilities to tangible net worth ratio must be lower than required maximum | 1.22 to 1.00 | 2.00 to 1.00 |
| Cash recovery percentage must exceed stated amount | 5.15% | 4.74% |
| Capital expenditures, net must be lower than required maximum | $4.4 million | $25.0 million |

Note: All terms in the above table are defined by the revolving credit facility and may or may not agree directly to the financial statement captions in this document. The covenants are calculated quarterly on a trailing 12-month basis, except for the Cash recovery percentage, which is calculated monthly on a trailing three-month basis.

As of January 31, 2012, we had immediately available borrowing capacity of $79.1 million under our asset-based revolving credit facility, net of standby letters of credit issued, available to us for general corporate purposes. In addition to the $79.1 million currently available under the revolving credit facility, an additional $56.3 million may become available if we grow the balance of eligible customer receivables and total eligible inventory balances. The principal payments received on customer receivables averaged approximately $32.1 million per month during the fiscal year ended January 31, 2012, and are available each month to fund new customer receivables generated. During fiscal 2013, we expect to grow the balance of the credit portfolio.

We will continue to finance our operations and future growth through a combination of cash flow generated from operations and external borrowings, including bank debt and securitization facilities, extended vendor terms for purchases of inventory and acquisition of inventory under consignment arrangements. Based on our current operating plans, we believe that cash generated from operations, available borrowings under our revolving credit facility, extended vendor terms for purchases of inventory and acquisition of inventory under consignment arrangements will be sufficient to fund our operations, store expansion and updating activities and capital programs for at least the next 12 months, subject to continued compliance with the covenants in our credit facilities. Additionally, if there is a default under any of the facilities that is not waived by the various lenders, it could result in the requirement to immediately begin repayment of all amounts owed under our credit facilities, as all of the facilities have cross-default provisions that would result in default under all of the facilities if there is a default under any one of the facilities. If the repayment of amounts owed under our credit facilities is accelerated for any reason, we may not have sufficient cash and liquid assets at such time to be able to immediately repay all the amounts owed under the facilities.

The revolving credit facility is a significant factor relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use this program because of a failure to comply with its covenants would adversely affect our business operations. Funding of current and future customer receivables under the borrowing facilities can be adversely affected if we exceed certain predetermined levels of re-aged customer receivables, write-offs, bankruptcies or other ineligible customer receivable amounts.

*Capital expenditures.*

We lease 62 of our 65 stores, and our plans for future store locations include primarily leases, but do not exclude store ownership. Our capital expenditures for future new store projects should primarily be for our tenant improvements to the property leased (including any new distribution centers and warehouses), the cost of which is estimated to be between $1.0 million and $1.5 million per store, and for our existing store remodels, in the range of $500,000 per store remodel, depending on store size. In the event we purchase existing properties, our capital expenditures will depend on the particular property and whether it is improved when purchased. We are continuously reviewing new relationship and funding sources and alternatives for new stores, which may include "sale-leaseback" or direct "purchase-lease" programs, as well as other funding sources for our purchase and construction of those projects. If we are successful in these relationship developments, our direct cash needs should include only our capital expenditures for tenant improvements to leased properties and our remodel programs for existing stores, but could include full ownership. In addition to remodeling existing stores, we have re-initiated our store opening program with plans to open five to seven new stores during fiscal year 2013. All of these stores will be in new markets, and is expected to include our entrance into at least one new state. Our anticipated capital expenditure budget for fiscal year 2013 is $16 million to $20 million, net of landlord allowances.

***Cash flow***

*Operating activities.*

During the year ended January 31, 2012, net operating cash flows increased to $64.5 million provided by operating activities, from $63.1 million provided by operating activities in the twelve months ended January 31, 2011. Operating cash flows for the year ended January 31, 2012 were driven primarily by cash flows from operating activities (primarily net loss plus depreciation, loss from early extinguishment of debt and costs and impairment charges related to store closings) and reductions in the balance of customer accounts receivable.

*Investing activities.*

Net cash used by investing activities increased $8.2 million, from the prior fiscal year due to slightly increased expenditures for property and equipment from fiscal year 2011 and the release of restricted cash balances upon the termination of the securitization program in fiscal year 2011.

*Financing activities.*

Net cash used in financing activities decreased by $3.2 million from $68.0 million used during the year ended January 31, 2011, to $64.8 million used during the year ended January 31, 2012, as we used net cash flows from operating activities to pay down total amounts under our financing facilities. Additionally, we used proceeds from our $8.0 million real estate loan and draws from our expanded revolving credit facility to complete the repayment of our term loan.

*Contractual obligations*

The following table presents a summary of our known contractual obligations as of January 31, 2012, with respect to the specified categories, classified by payments due per period.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| **(Dollars in thousands)** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| Long term debt: | | | | | |
| Revolving credit facility (1) | $ 313,250 | $ - | $ - | $ 313,250 | $ - |
| Real estate note (2) | 7,826 | 428 | 925 | 6,473 | - |
| Other notes | 628 | 298 | 330 | - | - |
| Operating leases: | | | | | |
| Real estate | 129,858 | 23,508 | 41,914 | 33,942 | 30,494 |
| Equipment | 3,847 | 1,313 | 1,604 | 722 | 208 |
| Purchase obligations | 3,575 | 1,477 | 1,685 | 413 | - |
| Total contractual cash obligations | $ 458,984 | $ 27,024 | $ 46,458 | $ 354,800 | $ 30,702 |

(1) If the outstanding balance as of January 31, 2012 and the interest rate in effect at that time were to remain the same over the remaining life of the facility, interest payments on the facility would be approximately $13.0 million for the fiscal years ended January 31, 2013, 2014 and 2015 and $6.5 million for the fiscal year ended January 31, 2016, respectively.

(2) Includes interest payments due on the note.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

Interest rates under our expanded asset-based revolving credit facility are variable and bear interest at LIBOR plus a spread ranging from 350 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). Accordingly, changes in LIBOR will affect the interest rate on, and therefore our costs under, these credit facilities.

Since January 31, 2011, the balance outstanding under our asset-based revolving credit facility has increased from $279.3 million to $313.3 million at January 31, 2012. The notional balance of interest caps used to fix the rate on a portion of asset-based revolving credit facility balance was $100 million at January 31, 2012. These interest rate caps will offset any interest rate increases once the LIBOR rate exceeds 1.0%. Accordingly, a 100 basis point increase in interest rates on the asset-based revolving credit facility would increase our borrowing costs by $2.8 million over a 12-month period, based on the balance outstanding at January 31, 2012, after considering the impact of the interest rate caps.

We entered into an $8.0 million real estate loan on July 28, 2011, collateralized by three of our owned store locations, that will mature in July 2016 and requires monthly principal payments based on a 15-year amortization schedule. The loan was then amended on October 31, 2011, to adjust the interest rate. The floor on the total rate was reduced from 6% to 5% effective October 31, 2011. The interest rate on the loan is the Prime rate plus 100 basis points, with a floor on the total rate of 5%. Because Prime is more than 100 basis points below the minimum 5.0% rate under the real estate loan, a 100 basis point change in the Prime rate would not impact the current anticipated interest expense under that loan.

*Interest Rate Risk Management*

We did not enter into any risk management trading activities during the year ended January 31, 2012. Our market risk sensitive instruments and positions have been determined to be "other than trading."

Our risk management activities primarily attempt to mitigate price risks related to fluctuations in interest payments on LIBOR-based floating rate debt instruments through the use of financial derivative instruments.

Our risk management strategy involves capping floating interest rates through the use of a series of purchased swaps and/or purchased put option caps. These caps seek to mitigate the impact of upward floating interest rates on future cash flows when the LIBOR rate exceeds 1.0%. These financial derivatives are designated as cash flow hedges.

Our risk management activities include the use of financial derivative instruments including, but not limited to, price swaps and options to seek protection from adverse price movements and to minimize potential increases to interest expenses. We enter into these financial derivative instruments directly with third parties in the over-the-counter market.

*Market risks associated with fluctuations in interest rates are monitored by senior management.*

We have prepared a sensitivity analysis to estimate the exposure to market risk related to floating rate debt. Any swaps and options outstanding as of January 31, 2012 and 2011 that were used in our risk management activities were analyzed using a hypothetical 100 basis point adverse change in LIBOR rates for all forward months within the terms of the risk management derivatives. There was no potential loss in future earnings from these positions due to a 100 basis point adverse movement in LIBOR interest rates as of January 31, 2012. The transactions being hedged are subject to increased interest payments on increasing interest rates up to the hedging cap rate of a LIBOR rate of 1.0%. The preceding hypothetical analysis is limited because changes in prices may or may not equal 100 basis points, thus actual results may differ.

Our sensitivity analysis includes designated hedging and the anticipated transactions associated with these hedging transactions. These hedging transactions are anticipated to be very close to 100% effective once the hedged cap level is reached; therefore, there is essentially no effect on our sensitivity analysis from these hedging positions. To the extent option contracts are used as hedging instruments for anticipated transactions we have included the offsetting effect of the anticipated transactions, only to the extent the option contracts are in the money, or would become in the money as a result of the 100 basis point hypothetical movements in prices.

*Credit Risk*

We maintain credit policies with regard to our counterparties for financial hedging derivative instruments that we believe significantly minimize overall credit risk. These policies include an evaluation of counterparties' financial condition (including credit ratings), and entering into agreements with counterparties that govern credit guidelines. These counterparties consist of major financial institutions. The overall impact due to certain changes in economic, regulatory and other events may impact our overall exposure to credit risk, either positively or negatively in that counterparties may similarly be impacted. Based on our policies, exposures, credit and other reserves, management does not anticipate a material adverse effect on financial position or results of operations as a result of counterparty performance.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management (with the participation of our principal executive officer and our principal financial officer) assessed the effectiveness of our internal control over financial reporting as of January 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment and those criteria, management believes that, as of January 31, 2012, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of January 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Conn's, Inc.
Beaumont, Texas
April 11, 2012

/s/ Michael J. Poppe

Michael J. Poppe
*Chief Financial Officer*

/s/ Theodore M. Wright

Theodore M. Wright
*Chief Executive Officer*

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders of Conn's, Inc.

We have audited Conn's, Inc.'s internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Conn's, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Conn's, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Conn's, Inc. as of January 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2012 of Conn's, Inc. and our report dated April 11, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
April 11, 2012

**Report Of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders of Conn's, Inc.

We have audited the accompanying consolidated balance sheets of Conn's, Inc. as of January 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conn's, Inc. at January 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in the third quarter of the year ended January 31, 2012 the Company changed its method of accounting for customer accounts receivables as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2011-02, A Creditor's Determination of Whether Restructuring is a Troubled Debt Restructuring.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Conn's, Inc.'s internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
April 11, 2012

*Conn's, Inc.*
**CONSOLIDATED BALANCE SHEETS**
**(In thousands, except share data)**

| Assets | January 31, 2012 | January 31, 2011 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 6,265 | $ 10,977 |
| Customer accounts receivable, net of allowance of $28,979 and $28,400, respectively | 316,385 | 337,673 |
| Other accounts receivable, net of allowance of $54 and $60, respectively | 38,715 | 30,476 |
| Inventories | 62,540 | 82,354 |
| Deferred income taxes | 17,111 | 19,478 |
| Federal income taxes recoverable | 5,256 | 3,942 |
| Prepaid expenses and other assets | 6,286 | 6,476 |
| **Total current assets** | 452,558 | 491,376 |
| **Long-term portion of customer accounts receivable, net of allowance of $24,999 and $24,026, respectively** | 272,938 | 285,667 |
| **Property and equipment** | | |
| Land | 7,264 | 7,264 |
| Buildings | 10,455 | 10,379 |
| Equipment and fixtures | 24,787 | 25,394 |
| Transportation equipment | 1,468 | 1,558 |
| Leasehold improvements | 83,969 | 85,415 |
| Subtotal | 127,943 | 130,010 |
| Less accumulated depreciation | (89,459) | (83,120) |
| **Total property and equipment, net** | 38,484 | 46,890 |
| **Non-current deferred income tax asset** | 9,754 | 8,009 |
| **Other assets, net** | 9,564 | 10,118 |
| **Total assets** | $ 783,298 | $ 842,060 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Current portion of long-term debt | $ 726 | $ 167 |
| Accounts payable | 44,711 | 57,740 |
| Accrued compensation and related expenses | 7,213 | 5,477 |
| Accrued expenses | 24,030 | 16,045 |
| Income taxes payable | 2,028 | 2,103 |
| Deferred revenues and allowances | 15,966 | 20,822 |
| **Total current liabilities** | 94,674 | 102,354 |
| **Long-term debt** | 320,978 | 373,569 |
| **Other long-term liabilities** | 13,576 | 12,395 |
| **Deferred gain on sale of property** | 699 | 845 |
| **Stockholders' equity** | | |
| Preferred stock ($0.01 par value, 1,000,000 shares authorized; none issued or outstanding) | - | - |
| Common stock ($0.01 par value, 40,000,000 shares authorized; 32,139,524 and 33,488,565 shares issued at January 31, 2012 and 2011, respectively) | 321 | 335 |
| Accumulated other comprehensive loss | (293) | (71) |
| Additional paid-in capital | 136,006 | 131,590 |
| Retained earnings | 217,337 | 258,114 |
| Treasury stock at cost (1,723,205 shares at January 31, 2011) | - | (37,071) |
| **Total stockholders' equity** | 353,371 | 352,897 |
| **Total liabilities and stockholders' equity** | $ 783,298 | $ 842,060 |

See notes to consolidated financial statements.

*Conn's, Inc.*

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**(In thousands, except earnings per share)**

| | Year Ended January 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Revenues** | | | |
| Product sales | $ 596,360 | $ 608,443 | $ 666,381 |
| Repair service agreement commissions (net) | 42,078 | 37,795 | 40,673 |
| Service revenues | 15,246 | 16,487 | 22,115 |
| Total net sales | 653,684 | 662,725 | 729,169 |
| Finance charges and other | 138,618 | 146,050 | 157,920 |
| **Total revenues** | 792,302 | 808,775 | 887,089 |
| **Cost and expenses** | | | |
| Cost of goods sold, including warehousing and occupancy costs | 455,493 | 474,696 | 529,227 |
| Cost of service parts sold, including warehousing and occupancy costs | 6,527 | 7,779 | 10,401 |
| Selling, general and administrative expense | 237,911 | 239,806 | 258,579 |
| Store closing costs | 7,096 | - | - |
| Impairment of long-lived assets | 2,019 | 2,321 | - |
| Goodwill impairment | - | - | 9,617 |
| Provision for bad debts | 53,555 | 51,404 | 48,779 |
| **Total cost and expenses** | 762,601 | 776,006 | 856,603 |
| **Operating income** | 29,701 | 32,769 | 30,486 |
| Interest expense, net | 22,457 | 28,081 | 21,986 |
| Loss from early extinguismant of debt | 11,056 | | - |
| Cost of financing costs not complete | | 4,283 | |
| Other (income) expense, net | 70 | 339 | (123) |
| **Income (loss) before income taxes** | (3,882) | 66 | 8,623 |
| **Provision for income taxes** | (159) | 1,138 | 4,319 |
| **Net income (loss)** | $ (3,723) | $ (1,072) | $ 4,304 |
| **Earnings (loss) per share** | | | |
| Basic | ($0.12) | ($0.04) | $0.17 |
| Diluted | ($0.12) | ($0.04) | $0.17 |
| **Average common shares outstanding** | | | |
| Basic | 31,860 | 26,091 | 24,910 |
| Diluted | 31,860 | 26,091 | 25,081 |

*Conn's, Inc.*

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

**(in thousands)**

| | Common Stock | | Accum. Other Comprehensive Income (Loss) | Paid-in Capital | Retained Earnings | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | | | | **Shares** | **Amount** | |
| **Balance January 31, 2009** | **24,167** | **$ 242** | **$ -** | **$ 103,553** | **$ 254,882** | **(1,723)** | **$ (37,071)** | **$ 321,606** |
| Issuance of common stock under Employee Stock Purchase Plan | 27 | | | 228 | | | | 228 |
| Stock-based compensation | | | | 2,445 | | | | 2,445 |
| Net income | | | | | 4,304 | | | 4,304 |
| Other comprehensive income (loss): | | | | | | | | |
| Adjustment of fair value of interest rate swaps, net of tax benefit of $118 | | | (218) | | | | | (218) |
| Other comprehensive loss | | | (218) | | | | | (218) |
| Total comprehensive income | | | | | | | | 4,086 |
| **Balance January 31, 2010** | **24,194** | **242** | **(218)** | **106,226** | **259,186** | **(1,723)** | **(37,071)** | **328,365** |
| Issuance of common stock | 9,259 | 93 | | 23,019 | | | | 23,112 |
| Issuance of common stock under Employee Stock Purchase Plan | 35 | | | 166 | | | | 166 |
| Stock-based compensation | | | | 2,179 | | | | 2,179 |
| Net loss | | | | | (1,072) | | | (1,072) |
| Other comprehensive income (loss): | | | | | | | | |
| Adjustment of fair value of interest rate swaps, net of tax of $80 | | | 147 | | | | | 147 |
| Other comprehensive income | | | 147 | | | | | 147 |
| Total comprehensive loss | | | | | | | | (925) |
| **Balance January 31, 2011** | **33,488** | **335** | **(71)** | **131,590** | **258,114** | **(1,723)** | **(37,071)** | **352,897** |
| Common stock issuance expenses | | | | (70) | | | | (70) |
| Exercise of options, net of tax | 303 | 3 | | 1,997 | | | | 2,000 |
| Issuance of common stock under Employee Stock Purchase Plan | 28 | | | 135 | | | | 135 |
| Cancellation of treasury stock | (1,723) | (17) | | | (37,054) | 1,723 | 37,071 | - |
| Common stock converted from vested restricted stock units | 43 | | | | | | | |
| Stock-based compensation | | | | 2,354 | | | | 2,354 |
| Net loss | | | | | (3,723) | | | (3,723) |
| Other comprehensive income (loss): | | | | | | | | |
| Adjustment of fair value of interest rate hedge, net of tax of $120 | | | (222) | | | | | (222) |
| Other comprehensive loss | | | (222) | | | | | (222) |
| Total comprehensive loss | | | | | | | | (3,945) |
| **Balance January 31, 2012** | **32,139** | **$ 321** | **$ (293)** | **$ 136,006** | **$ 217,337** | **-** | **$ -** | **$ 353,371** |

See notes to consolidated financial statements.

*Conn's, Inc.*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**(In thousands)**

| | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (3,723) | $ (1,072) | $ 4,304 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation | 10,625 | 12,769 | 13,516 |
| Amortization, net | 2,244 | 4,680 | 496 |
| Provision for bad debts and uncollectible interest | 62,597 | 60,631 | 56,842 |
| Stock-based compensation | 2,354 | 2,179 | 2,445 |
| Excess tax benefits from stock-based compensation | (50) | - | - |
| Loss from early extinguishment of debt | 11,056 | - | - |
| Goodwill impairment | - | - | 9,617 |
| Costs and impairment charges related to store closings | 9,115 | 2,321 | - |
| Costs related to financing facilities terminated and transactions not completed | - | 4,283 | - |
| Provision (benefit) for deferred income taxes | 741 | (978) | (3,274) |
| Loss (gain) from sale of property and equipment | 53 | 167 | (123) |
| Discounts and accretion on in-house promotional credit | (1,246) | (2,180) | (639) |
| Change in operating assets and liabilities: | | | |
| Customer accounts receivable | (26,744) | 5,284 | (21,950) |
| Other accounts receivable | (8,762) | (8,018) | 8,885 |
| Inventory | 19,814 | (18,855) | 32,472 |
| Prepaid expenses and other assets | 692 | 1,543 | (2,087) |
| Accounts payable | (13,029) | 17,796 | (17,866) |
| Accrued expenses | 2,030 | (17,155) | (7,756) |
| Income taxes payable | (1,612) | 3,700 | (10,586) |
| Deferred revenues and allowances | (1,638) | (4,037) | (57) |
| **Net cash provided by operating activities** | 64,517 | 63,058 | 64,239 |
| **Cash flows from investing activities** | | | |
| Purchase of property and equipment | (4,386) | (3,028) | (10,255) |
| Proceeds from sales of property | - | 709 | 152 |
| Changes in restricted cash balances | - | 6,000 | - |
| **Net cash provided by (used in) investing activities** | (4,386) | 3,681 | (10,103) |
| **Cash flows from financing activities** | | | |
| Net proceeds from stock issued under employee benefit plans, including tax benefit | 2,135 | 166 | 228 |
| Excess tax benefits from stock-based compensation | 50 | - | - |
| Proceeds from (cost related to) issuance of common stock | (70) | 23,379 | - |
| Cash paid for interest rate caps | (699) | - | - |
| Borrowings under lines of credit | 224,383 | 658,629 | 270,838 |
| Payments on lines of credit | (190,608) | (737,048) | (324,340) |
| Borrowings of real estate note | 8,000 | - | - |
| Payment of term note | (100,000) | - | - |
| Increase in deferred financing costs | (2,937) | - | - |
| Payment of prepayment premium | (4,830) | (12,986) | (440) |
| Payment of promissory notes | (267) | (149) | (84) |
| **Net cash used in financing activities** | (64,843) | (68,009) | (53,798) |
| **Net change in cash** | (4,712) | (1,270) | 338 |
| **Cash and cash equivalents** | | | |
| Beginning of the year | 10,977 | 12,247 | 11,909 |
| End of the year | $ 6,265 | $ 10,977 | $ 12,247 |
| **Supplemental disclosure of cash flow information** | | | |
| Cash interest paid | $ 20,523 | $ 22,446 | $ 20,538 |
| Cash income taxes paid (recovered), net | (3,108) | (1,570) | 18,163 |
| **Supplemental disclosure of non-cash activity** | | | |
| Deferred financing costs recovered through proceeds from issuance of common stock | - | 267 | - |
| Purchases of property and equipment with debt financing | 639 | - | 473 |

See notes to consolidated financial statements.

**1. Summary of Significant Accounting Policies**

***Principles of Consolidation.*** The consolidated financial statements include the accounts of Conn's, Inc. and all of its wholly-owned subsidiaries (the Company). Conn's, Inc. is a holding company with no independent assets or operations other than its investments in its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation

***Business Activities.*** The Company, through its retail stores, provides products and services to its customer base in seven primary market areas, including southern Louisiana, southeast Texas, Houston, South Texas, San Antonio/Austin, Dallas/Fort Worth and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, repair service agreements, installment credit programs and various credit insurance products. These activities are supported through an extensive service, warehouse and distribution system. The Company's business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. For the reasons discussed below, the Company has aggregated its results into two operating segments: credit and retail. The Company's retail stores bear the "Conn's" name and deliver the same products and services to a common customer group. The Company's customers generally are individuals rather than commercial accounts. All of the retail stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of its retail and credit segments. The separate financial information is disclosed in Note 15 - "Segment Reporting".

***Use of Estimates.*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

***Vendor Programs.*** The Company receives funds from vendors for price protection, product rebates (earned upon purchase or sale of product), marketing, training and promotional programs which are recorded on the accrual basis, as a reduction of the related product cost. The Company accrues rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits, or payments are recorded as a reduction of product cost and if the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold. Vendor rebates earned and recorded as a reduction of product cost and cost of goods sold totaled $62.7 million, $63.7 million and $51.3 million for the years ended January 31, 2012, 2011 and 2010, respectively. Over the past three years the Company has received funds from approximately 50 vendors, with the terms of the programs ranging between one month and one year.

***Earnings per Share.*** The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of any stock options and restricted stock units granted, to the extent not anti-dilutive, which is calculated using the treasury-stock method. Due to the net loss incurred for periods ended January 31, 2012 and 2011, no stock options or restricted stock units were included in the computation of diluted loss per share for those periods. As discussed in Note 2, during the second quarter, the Company revised its fiscal year 2010 and 2011 consolidated financial statements to correct its calculation of the number of shares used in calculating its basic and diluted earnings (loss) per share for the impact of a stock rights offering, which required basic and diluted earnings (loss) per share to be adjusted retroactively for all periods presented for the bonus element contained in the rights offering.

The following table sets forth the shares outstanding for the earnings (loss) per share calculations:

| (Shares in thousands) | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Common stock outstanding, net of treasury stock, beginning of period | 31,765 | 22,471 | 22,444 |
| Weighted average common stock issued in stock option exercises | 78 | - | - |
| Weighted average common stock issued to employee stock purchase plan | 13 | 17 | 12 |
| Weighted average common stock converted from restricted stock units | 4 | - | |
| Weighted average common stock issued in rights offering | - | 1,573 | - |
| Adjustment based on retrospective application of rights offering | - | 2,030 | 2,454 |
| Shares used in computing basic earnings per share | 31,860 | 26,091 | 24,910 |
| Dilutive effect of stock options and restricted stock units, net of assumed repurchase of treasury stock | - | - | 154 |
| Adjustment based on retrospective application of rights offering | - | - | 17 |
| Shares used in computing diluted earnings per share | 31,860 | 26,091 | 25,081 |

During the periods presented, options with an exercise price in excess of the average market price of the Company's common stock, or that are otherwise anti-dilutive, are excluded from the calculation of the dilutive effect of stock options and restricted stock units for diluted earnings per share calculations. The weighted average number of options not included in the calculation of the dilutive effect of stock options and restricted stock units was 2.3 million, 2.7 million and 1.5 million for each of the years ended January 31, 2012, 2011 and 2010, respectively.

***Cash and Cash Equivalents.*** The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Credit card deposits in-transit of $2.2 million and $4.5 million, as of January 31, 2012 and 2011, respectively, are included in cash and cash equivalents.

***Inventories.*** Inventories consist of finished goods or parts and are valued at the lower of cost (moving weighted average cost method) or fair market value through the establishment of inventory loss reserves. The Company's inventory reserve represents the excess of the carrying amount, typically weighted average cost, over the amount it expects to realize from the ultimate sale or other disposition of the inventory. The inventory reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding inventory aging, projected consumer demand and market availability and obsolescence of products on hand.

At January 31, 2011, the Company increased its reserves for inventory valuation to adjust for the Company's recent experience selling aged items, both through store locations and external sources. The recent sales activity indicated the recoverable value for those items was less than originally estimated and that many items had minimal value through any distribution channel. An additional reserve in the amount of $4.7 million was recorded during the three months ended October 31, 2011 as an adjustment to appropriately value inventory. This adjustment reduced operating income by $4.7 million and net income by $3.0million during fiscal 2012 and basic and diluted earnings per share by $0.09.

***Property and Equipment.*** Property and equipment are recorded at cost. Costs associated with major additions and betterments that increase the value or extend the lives of assets are capitalized and depreciated. Normal repairs and maintenance that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation, which includes amortization of capitalized leases, is computed on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the shorter of the estimated useful lives or the remaining terms of the respective leases.

The estimated lives used to compute depreciation expense are summarized as follows:

| | |
|---|---|
| Buildings | 30 years |
| Equipment and fixtures | 3-5 years |
| Transportation equipment | 3 years |
| Leasehold improvements | 5-15 years |

Gains and losses on sale of assets are included in Other (income) expense in the consolidated statements of operations, and totaled approximately $(53,000), $(167,000) and $123,000, respectively for the years ended January 31, 2012, 2011 and 2010.

***Property and Equipment Impairment.*** Property and equipment are evaluated for impairment at the retail store level. The Company performs a periodic assessment of assets for impairment. Additionally, an impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store's performance. For property and equipment to be held and used, the Company recognizes an impairment loss if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Fair value is determined by discounting the anticipated cash flows over the remaining term of the lease utilizing certain unobservable inputs (Level 3), and impairment charges of $2.0 million and $2.3 million were recorded for the years ended January 31, 2012 and 2011, respectively, related to store closures.

***Goodwill.*** During the year ended January 31, 2010 as a result of the sustained decline in the Company's market capitalization, the increasingly challenging economic environment, and its impact on the Company's comparable store sales, credit portfolio performance and operating results, the Company determined that an interim goodwill impairment test was necessary. A two-step method was utilized for determining goodwill impairment. The valuation of the Company was performed utilizing the services of outside valuation consultants using both an income approach utilizing discounted debt-free cash flows of the Company and comparable valuation multiples. Upon completion of the impairment test, the Company concluded that the carrying value of the Company's recorded goodwill was impaired. As a result, the Company recorded a goodwill impairment charge of $9.6 million reducing the balance of goodwill on its balance sheet to zero.

***Restructured Customer Accounts Receivable.*** Effective April 5, 2011, the FASB issued ASU No. 2011-02, A Creditor's Determination of Whether Restructuring is a Troubled Debt Restructuring (TDR), which clarifies when a loan modification or restructuring is considered a TDR. This guidance clarifies what constitutes a concession and whether the debtor is experiencing financial difficulties, even if not currently in default. The amendments in ASU 2011-02 were effective for the first interim or annual period beginning on or after June 15, 2011, or for the third quarter of fiscal 2012 for the Company, and were required to be applied retrospectively to restructurings occurring on or after the beginning of the annual period of adoption with early adoption permitted. The Company defines TDR accounts that originated in the current fiscal year as accounts that have been re-aged in excess of three months or refinanced. For accounts originating in prior fiscal years, if the cumulative re-aging exceeds three months and the accounts were re-aged in fiscal year 2012 then the account is considered a TDR account. The Company recorded a pre-tax charge during the fiscal year 2012 of $14.1 million, net of previously provided reserves, related to the required adoption of the accounting guidance related to TDR accounts.

***Customer Accounts Receivable.*** Customer accounts receivable are originated at the time of sale and delivery of the various products and services. The Company records the amount of principal and accrued interest on customer receivables that is expected to be collected within the next twelve months, based on contractual terms, in current assets on its consolidated balance sheet. Those amounts expected to be collected after twelve months, based on contractual terms, are included in long-term assets. Typically, customer receivables are considered delinquent if a payment has not been received on the scheduled due date. Additionally, the Company offers re-age programs to customers with past due balances that have experienced a financial hardship, if they meet the conditions of the Company's re-age policy. Re-aging a customer's account can result in updating an account from a delinquent status to a current status. During the quarter ended July 31, 2011, the Company implemented a new policy which limits the number of months that an account can be re-aged to a maximum of 18 months. During the quarter ended October 31, 2011, the Company further modified the policy to reduce the number of months that an account can be re-aged to a maximum of 12 months. As of July 31, 2011, the Company changed its charge-off policy so that any account that is delinquent more than 209 days as of the end of a month is charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment is reversed and charged against the allowance for uncollectible interest. Prior to July 31, 2011, the Company charged off all accounts that were delinquent more than 120 days and for which no payment had been received in the past seven months. The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off amount.

***Interest Income on Customer Accounts Receivable.*** Interest income is accrued using the interest method for installment contracts and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and the Company provides an allowance for estimated uncollectible interest. Interest income on the Company's installment contracts with its customers is calculated using the rule of 78s. In order to convert its interest income recognized to the interest method, the Company has recorded the excess earnings of rule of 78s over the interest method as deferred revenue on its balance sheet. This deferred interest will ultimately be brought into income as the accounts pay off or accounts amortize to the point that interest income under the interest method exceeds that which is being earned under rule of 78s. At January 31, 2012 and 2011, there was approximately $7.1 million and $8.4 million, respectively, of deferred interest included in Deferred revenue and allowances. Additionally, there was $7.4 million and $8.0 million of deferred interest included in Other long-term liabilities as January 31, 2012 and 2011, respectively. The Company typically only places accounts in non-accrual status when legally required to do so. Payment received on non-accrual loans will be applied to principal and reduce the amount of the loan. Interest accrual is resumed on those accounts once a legally-mandated settlement arrangement is reached or other payment arrangements are made with the customer. Interest income is recognized on interest-free promotional credit programs based on the Company's historical experience related to customers that fail to satisfy the requirements of the interest-free programs. Additionally, for sales on deferred interest and "same as cash" programs, under the Company's in-house finance program, that exceed one year in duration, the Company discounts the sales to present value, resulting in a reduction in sales and customer receivables, and amortizes the discount amount to Finance charges and other over the term of the program. The amount of customer receivables carried on the Company's balance sheet that were in non-accrual status was $9.8 million and $10.5 million at January 31, 2012 and 2011, respectively. The amount of customer receivables carried on the Company's consolidated balance sheet that were past due 90 days or more and still accruing interest was $39.5 million and $43.5 million at January 31, 2012 and 2011, respectively. The Company recognizes interest income on TDR accounts using the interest income method, which requires reporting interest income equal to the increase in the net carrying amount of the loan attributable to the passage of time. Cash proceeds and other adjustments are applied to the net carrying amount such that it always equals the present value of expected future cash flows.

***Allowance for Doubtful Accounts***. The Company records an allowance for doubtful accounts, including estimated uncollectible interest, for its Customer and Other accounts receivable, based on its historical cash collections and net loss experience and expectations for future cash collections and losses. In addition to pre-charge-off cash collections and charge-off information, estimates of post-charge-off recoveries, including cash payments, amounts realized from the repossession of the products financed and, at times, payments received under credit insurance policies are also considered.

The Company determines reserves for those accounts that are TDRs based on the present value of cash flows expected to be collected over the life of those accounts. The excess of the carrying amount over the discounted cash flow amount is recorded as a reserve for loss on those accounts. The Company estimates its allowance for bad debts by evaluating the credit portfolio based on the number of months re-aged, if any. As a result of the Company's practice of re-aging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off could be impacted. If these accounts had been charged-off sooner the historical net loss rates might have been higher. During the quarter ended July 31, 2011, the Company implemented a new policy which limits the number of months that an account can be re-aged to a cumulative maximum of 18 months, which during the quarter ended October 31, 2011 was further limited to a cumulative maximum of 12 months. This change in the re-age policy had the impact of increasing delinquencies and accelerating charge-offs. The Company expects higher levels of charge-offs in the near-term as the changes in the re-age policy are fully implemented and then expects charge-off levels to decline in the latter part of fiscal 2013. The Company monitors the aging of its past due accounts closely and focuses its collection efforts on preventing accounts from becoming 60 days past due or greater, which is a leading indicator of potential charge-offs. As of July 31, 2011, the Company changed its charge-off policy such that an account that is delinquent more than 209 days as of the end of each month is charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment is reversed and charged against the allowance for uncollectible interest. Prior to July 31, 2011, the Company charged off all accounts that were delinquent more than 120 days and for which no payment had been received in the past seven months. As a result of the change, approximately $5.9 million in charge-offs were accelerated and charged against the allowance for doubtful accounts and approximately $1.4 million in accrued interest was charged off and charged against the allowance for uncollectible interest during the second quarter. The balance in the allowance for doubtful accounts and uncollectible interest for customer receivables was $49.9 million and $44.0 million, at January 31, 2012 and January 31, 2011, respectively. The adoption of the TDR guidance for the year ended January 31, 2012 resulted in determining the balance of accounts considered to be TDRs of $48.9 million. The amount included in the allowance for doubtful accounts associated with principal and interest on these loans was $25.4 million as of January 31, 2012. TDR accounts are segregated from the credit score stratification for reporting and measurement purposes.

***Revenue Recognition***. Revenues from the sale of retail products are recognized at the time the customer takes possession of the product. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates or other free products or services and discounts of sales on promotional credit that extend beyond one year. The Company sells repair service agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. When the Company sells repair service agreements in which it is deemed to be the obligor on the contract at the time of sale, revenue is deferred and recognized ratably, on a straight-line basis, over the term of the repair service agreement. All of these agreements typically have terms ranging from 12 months to 48 months. These agreements are separate units of accounting and are valued based on the agreed upon retail selling price. Under the contracts, the Company defers and amortizes its direct selling expenses over the contract term and records the cost of the service work performed as products are repaired. The Company additionally sold repair service agreements on its furniture products at the point of sale for which it was obligor at the time of sale. On January 31, 2012, the Company transferred the outstanding repair service agreements on its furniture products and the liability for those agreements to a third-party provider.

The following table presents a reconciliation of the beginning and ending balances of the deferred revenue under the Company's repair service agreements, included in Deferred revenues and allowances in the accompanying consolidated balance sheet, and the amount of claims paid under those agreements:

| | Year ended January 31, | |
|---|---|---|
| **(Dollars in thousands)** | **2012** | **2011** |
| Balance in deferred revenues at beginning of period | $ 6,486 | $ 7,268 |
| Revenues earned during the period | (5,897) | (6,873) |
| Revenues deferred on sales of new agreements | 6,893 | 6,091 |
| Liability transferred to third-party | (4,713) | - |
| Balance in deferred revenues at end of period | $ 2,769 | $ 6,486 |
| Total claims incurred during the period, excludes selling expenses | $ 2,693 | $ 3,550 |

Sales on interest-free promotional credit programs under the Company's in-house financing program are recognized at the time the customer takes possession of the product, consistent with the above stated policy. Considering the short-term nature of interest-free programs for terms less than one year, sales are recorded at full value and are not discounted. Sales financed by longer-term (18-, 24- and 36-month) interest-free programs are recorded at their net present value. The discount to net present value results in a reduction in net sales, which totaled approximately $40,000, $1.4 million and $4.8 million for the years ended January 31, 2012, 2011 and 2010, respectively. Customer receivables arising out of the interest-free programs are carried on the consolidated balance sheet net of the discount, which is amortized into income over the life of the receivable as an adjustment to Finance charges and other. Sales on interest-free promotional programs under third-party programs typically require the Company to pay the third-party a fee on each completed sale. The fee is recorded as a reduction of net sales.

The Company classifies amounts billed to customers relating to shipping and handling as revenues. Costs of $18.8 million, $19.5 million and $19.3 million associated with shipping and handling revenues are included in Selling, general and administrative expense for the years ended January 31, 2012, 2011 and 2010, respectively.

***Share-Based Compensation.*** For stock option grants, the Company has used the Black-Scholes model to determine fair value. For grants of restricted stock units, the fair value of the grant is the market value of the Company's stock at the date of issuance. Share-based compensation expense is recorded, net of estimated forfeitures, on a straight-line basis over the vesting period of the applicable grant.

***Self-insurance.*** The Company is self-insured for certain losses relating to group health, workers' compensation, automobile, general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred, but not reported, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using development factors based on historical experience.

***Expense Classifications.*** The Company records Cost of goods sold as the direct cost of products sold, any related out-bound freight costs, and receiving costs, inspection costs, internal transfer costs, and other costs associated with the operations of its distribution system, including occupancy related to its warehousing operations. Advertising costs are expensed as incurred. Advertising expense included in Selling, general and administrative expense for the years ended January 31, 2012, 2011 and 2010, was $29.7 million, $30.3 million and $30.6 million, respectively.

In addition, the Company records as Cost of service parts sold the direct cost of parts used in its service operation and the related inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs, and other costs associated with the parts distribution operation.

The costs associated with the Company's merchandising function, including product purchasing, advertising, sales commissions, and all store occupancy costs are included in Selling, general and administrative expense.

***Income Taxes***. The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse. To the extent penalties and interest are incurred, the Company records these charges as a component of its Provision for income taxes. Tax returns for the fiscal years subsequent to January 31, 2008, remain open for examination by the Company's major taxing jurisdictions.

***Sales Taxes.*** The Company records and reports all sales taxes collected on a net basis in the financial statements.

***Fair Value of Financial Instruments***. The fair value of cash and cash equivalents and accounts payable approximate their carrying amounts because of the short maturity of these instruments. The fair value of customer accounts receivables, determined using a discounted cash flow analysis, approximates their carrying amount. The discounted cash flow analysis was prepared using historical portfolio performance and a discount rate determined based on 50% debt funding of the receivables and a 15% equity return requirement. The fair value of the Company's asset-based revolving credit facility approximated its carrying value at January 31, 2012 due to the fact that the facility was amended and extended in July 2011 at current market rates. The fair value of the Company's real estate loan approximated its carrying value at January 31, 2012 due to the fact that the loan rate was amended on October 31, 2011 at current market rates. The carrying amount of the debt as of January 31, 2012 was approximately $321.7 million. The Company's interest rate cap options are presented on the balance sheet at fair value.

***Reclassifications***. Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. Approximately $8.0 million of deferred interest at January 31, 2011 was reclassified from Deferred revenue and allowances to Other long-term liabilities on the consolidated balance sheets. Approximately $4.3 million of Costs related to financing facilities terminated and transactions not completed for the fiscal year ended January 31, 2011, was reclassified from Cost and expenses to Other (income) expense.

Vendor rebates of $4.7 million and $5.1 million, for the years ended January 31, 2011 and 2010, respectively, that were previously included in SG&A expense as a reduction of advertising expense, have been reclassified and are now reflected as a reduction of Cost of goods sold.

In fiscal 2012, the Company changed its presentation of the provision for bad debts to be more consistent with finance industry practice. The impact of the change was to reflect the charges for repair service and credit insurance agreements related to credit account charge-offs in the provision for bad debts, instead of as a reduction in revenues. There was no effect on operating income or net income (loss) as a result of the presentation change. See footnote 15 – *Segment Reporting* for tables reflecting the impact of the reclassification for fiscal years ended January 31, 2011 and 2010. In conjunction with this change, the Company also reclassified $9.4 million of reserves at January 31, 2011 that were previously included in Accrued expenses to Customer receivables, net.

***Recently Issued Accounting Pronouncements*** *Presentation of Comprehensive Income*. In June 2011, the FASB issued new accounting guidance that revises the manner in which comprehensive income is required to be presented in financial statements. The new guidance, when effective, will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. The guidance eliminates the option to present components of other comprehensive income in the statement of changes in stockholders' equity. It does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified from other comprehensive income to net income. The guidance requires retrospective application and is effective for interim and annual periods beginning on or after December 15, 2011. The Company intends to adopt the guidance in the first quarter of fiscal 2013, ending April 30, 2012. The adoption of the guidance will have no effect on its financial condition, results of operations or liquidity since it impacts presentation only.

## 2. Revision of Financial Statements.

The Company revised its fiscal year 2010 and 2011 consolidated financial statements to correct its accounting for interest income on installment contracts included in customer accounts receivable when it released its audited January 31, 2011 annual report. Subsequent to its year-end report, the Company determined, based on a detailed analysis with the assistance of its credit accounts processor, that its original estimate to revise its interest income accounting was incorrect. As a result, the Company is revising its consolidated financial statements to correct its previous estimate, shown as "Revision - interest adjustment" in the tables below. The Company also revised its fiscal year 2010 and 2011 consolidated financial statements in the fiscal quarter ended April 30, 2011 to correct its accounting for interest income on customer accounts receivable related to the charge-off of those accounts. As a result, revisions have been made that have increased revenue from Finance charges and other and Repair service agreement commissions, net for those periods, shown as "Revision – charge-off interest reclass" in the tables below. The net effect of the revision in the first quarter was no change to Operating income, Income before income taxes or Net income for any period. The Company revised its fiscal year 2010 and 2011 consolidated financial statements in the second quarter to correct its calculation of the number of shares used in calculating its basic and diluted earnings (loss) per share for the impact of a stock rights offering, which required basic and diluted earnings (loss) per share to be adjusted retroactively for all periods presented for the bonus element contained in the rights offering, shown as "Shares Revision" in the table below.

Management has concluded that the impact of these revisions on the prior reporting periods is not material to the Company's consolidated financial statements. The revision to the individual financial statement line items impacted for the prior periods presented are as follows:

| (Dollars in thousands, except share amounts) | Year Ended January 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Quarter Ended | | | | |
| | 4/30/2010 | 7/31/2010 | 10/31/2010 | 1/31/2011 | Total |
| **Consolidated Statements of Operations:** | | | | | |
| **As Reported** | | | | | |
| Finance charges and other | $ 34,860 | $ 34,640 | $ 33,141 | 34,165 | $ 136,806 |
| Repair service agreement commissions, net | 7,917 | 8,341 | 6,035 | 6,495 | 28,788 |
| Total revenues | 196,549 | 211,825 | 168,761 | 213,389 | 790,524 |
| **Revision - charge-off interest reclass - interest income** | 1,216 | 1,264 | 1,412 | 1,842 | 5,734 |
| **Revision - charge-off interest reclass - repair service agreement commissions, net** | 144 | 27 | 29 | 80 | 280 |
| **Revision - interest adjustment** | 139 | (315) | 362 | (285) | (99) |
| **As Revised** | | | | | |
| Finance charges and other | 36,215 | 35,589 | 34,915 | 35,722 | 142,441 |
| Repair service agreement commissions, net | 8,061 | 8,368 | 6,064 | 6,575 | 29,068 |
| Total revenues | 198,048 | 212,801 | 170,564 | 215,026 | 796,439 |
| **As Reported** | | | | | |
| Operating income (a) | 15,351 | 9,475 | 2,913 | 5,129 | 32,868 |
| Income (loss) before income taxes | 9,397 | 2,734 | (7,689) | (4,277) | 165 |
| **Revision - interest adjustment** | 139 | (316) | 363 | (285) | (99) |
| **As Revised** | | | | | |
| Operating income | 15,490 | 9,159 | 3,276 | 4,844 | 32,769 |
| Income (loss) before income taxes | 9,536 | 2,418 | (7,326) | (4,562) | 66 |
| **As Reported** | | | | | |
| Provision (benefit) for income taxes | 3,604 | 1,128 | (2,674) | (884) | 1,174 |
| **Revision - interest adjustment** | 49 | (111) | 126 | (100) | (36) |
| **As Revised** | | | | | |
| Provision (benefit) for income taxes | 3,653 | 1,017 | (2,548) | (984) | 1,138 |
| **As Reported** | | | | | |
| Net Income (loss) | 5,793 | 1,605 | (5,014) | (3,393) | (1,009) |
| **Revision - interest adjustment** | 90 | (204) | 236 | (185) | (63) |
| **As Revised** | | | | | |
| Net Income (loss) | $ 5,883 | $ 1,401 | $ (4,778) | $ (3,578) | $ (1,072) |
| **Shares** | | | | | |
| **As Reported** | | | | | |
| Basic | 22,475 | 22,484 | 22,484 | 28,741 | 24,061 |
| Diluted | 22,477 | 22,488 | 22,484 | 28,741 | 24,061 |
| **Shares Revision - Basic** | 2,456 | 2,457 | 2,457 | 750 | 2,030 |
| **Shares Revision - Diluted** | 2,457 | 2,459 | 2,457 | 750 | 2,030 |
| **As Revised** | | | | | |
| Basic | 24,931 | 24,941 | 24,941 | 29,491 | 26,091 |
| Diluted | 24,934 | 24,947 | 24,941 | 29,491 | 26,091 |
| **As Reported** | | | | | |
| **Earnings (loss) per share** | | | | | |
| Basic | $0.26 | $0.07 | ($0.22) | ($0.12) | ($0.04) |
| Diluted | $0.26 | $0.07 | ($0.22) | ($0.12) | ($0.04) |
| **As Revised** | | | | | |
| **Earnings (loss) per share** | | | | | |
| Basic | $0.24 | $0.06 | ($0.19) | ($0.12) | ($0.04) |
| Diluted | $0.24 | $0.06 | ($0.19) | ($0.12) | ($0.04) |

| (Dollars in thousands, except share amounts) | Year Ended January 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Quarter Ended | | | | |
| | 4/30/2009 | 7/31/2009 | 10/31/2009 | 1/31/2010 | Total |
| **Consolidated Statements of Operations:** | | | | | |
| **As Reported:** | | | | | |
| Finance charges and other | $ 39,439 | $ 39,903 | $ 36,064 | $ 36,805 | $ 152,211 |
| Total revenues | 239,590 | 229,929 | 197,190 | 207,270 | 873,979 |
| **Revision:** | | | | | |
| **Charge-off interest reclass** | **397** | **651** | **719** | **281** | **2,048** |
| **Interest adjustment** | **596** | **(153)** | **226** | **505** | **1,174** |
| **As Revised:** | | | | | |
| Finance charges and other | 40,432 | 40,401 | 37,009 | 37,591 | 155,433 |
| Total revenues | 240,583 | 230,427 | 198,135 | 208,056 | 877,201 |
| **As Reported:** | | | | | |
| Operating income (loss) | 23,101 | 13,987 | (13,764) | 5,988 | 29,312 |
| Income (loss) before income taxes | 17,755 | 8,310 | (19,379) | 763 | 7,449 |
| **Revision:** | | | | | |
| **Interest adjustment** | **596** | **(153)** | **226** | **505** | **1,174** |
| **As Revised:** | | | | | |
| Operating income (loss) | 23,697 | 13,834 | (13,538) | 6,493 | 30,486 |
| Income (loss) before income taxes | 18,351 | 8,157 | (19,153) | 1,268 | 8,623 |
| **As Reported:** | | | | | |
| Provision (benefit) for income taxes | 6,568 | 3,232 | (4,973) | (922) | 3,905 |
| **Revision:** | | | | | |
| **Interest adjustment** | **211** | **(54)** | **80** | **178** | **413** |
| **As Revised:** | | | | | |
| Provision (benefit) for income taxes | 6,779 | 3,178 | (4,893) | (744) | 4,319 |
| **As Reported** | | | | | |
| Net Income (loss) | 11,187 | 5,078 | (14,406) | 1,685 | 3,544 |
| **Revision:** | | | | | |
| **Interest adjustment** | **385** | **(99)** | **146** | **327** | **760** |
| **As Revised:** | | | | | |
| Net Income (loss) | $ 11,572 | $ 4,979 | $ (14,260) | $ 2,012 | $ 4,304 |
| **Shares** | | | | | |
| **As Reported:** | | | | | |
| Basic | 22,447 | 22,454 | 22,459 | 22,466 | 22,456 |
| Diluted | 22,689 | 22,660 | 22,459 | 22,467 | 22,610 |
| **Revision:** | | | | | |
| **Basic** | **2,453** | **2,454** | **2,455** | **2,455** | **2,454** |
| **Diluted** | **2,480** | **2,477** | **2,455** | **2,455** | **2,471** |
| **As Revised:** | | | | | |
| Basic | 24,900 | 24,908 | 24,914 | 24,921 | 24,910 |
| Diluted | 25,169 | 25,137 | 24,914 | 24,922 | 25,081 |
| **Earnings (loss) per share** | | | | | |
| **As Reported:** | | | | | |
| Basic | $0.50 | $0.23 | ($0.64) | $0.08 | $0.16 |
| Diluted | $0.49 | $0.22 | ($0.64) | $0.07 | $0.16 |
| **As Revised:** | | | | | |
| **Earnings (loss) per share** | | | | | |
| Basic | $0.46 | $0.20 | ($0.57) | $0.08 | $0.17 |
| Diluted | $0.46 | $0.20 | ($0.57) | $0.08 | $0.17 |

(a) Costs relating to financing transactions not completed of $2.9 million during the quarter ended October 31, 2010 and $1.4 million during the quarter ended January 31, 2011 were previously included in Cost and expenses and are now reclassified to Other (income) expense to conform to current presentation.

| | January 31, 2011 | | | |
|---|---|---|---|---|
| **(Dollars in thousands)** | As reported | Revision - charge-off interest | Revision - interest adjustment | As revised |
| **Consolidated Balance Sheet:** | | | | |
| Deferred income taxes | $ 16,681 | $ - | $ 2,796 | $ 19,477 |
| Total current assets | $493,870 | $ (210) | $ 2,796 | $496,456 |
| Long term portion of customer accounts receivable | $290,142 | $ (177) | $ - | $289,965 |
| Total assets | $849,029 | $ (387) | $ 2,796 | $851,438 |
| Deferred revenues and allowances | $ 20,870 | $ - | $ (48) | $ 20,822 |
| Total current liabilities | $112,167 | $ (387) | $ (48) | $111,732 |
| Other long-term liabilities | $ 4,403 | $ - | $ 7,992 | $ 12,395 |
| Retained earnings | $263,262 | $ - | $ (5,148) | $258,114 |
| Total stockholders' equity | $358,045 | $ - | $ (5,148) | $352,897 |
| Total liabilities and stockholders' equity | $849,029 | $ (387) | $ 2,796 | $851,438 |

Additionally, beginning retained earnings for the fiscal year ended January 31, 2010 was decreased by $5.1 million.

## 3. Supplemental Disclosure of Finance Charges and Other Revenue

The following is a summary of the classification of the amounts included as Finance charges and other for the year ended January 31, 2012, 2011 and 2010:

| | Year ended January 31, | | |
|---|---|---|---|
| **(Dollars in Thousands)** | 2012 | 2011 | 2010 |
| Interest income and fees on customer receivables | $ 117.1 | $ 125.3 | $ 138.5 |
| Insurance commissions | 20.2 | 19.9 | 18.9 |
| Other | 1.3 | 0.9 | 0.5 |
| Finance charges and other | $ 138.6 | $ 146.1 | $ 157.9 |

The amount included in Interest income and fees on customer receivables related to TDR accounts for the fiscal year ended January 31, 2012 is $3.9 million. The Company recognizes interest income on TDR accounts using the interest income method, which requires reporting interest income equal to the increase in the net carrying amount of the loan attributable to the passage of time. Cash proceeds and other adjustments are applied to the net carrying amount such that it always equals the present value of expected future cash flows.

## 4. Supplemental Disclosure of Customer Receivables

As part of the Company's collection efforts, it may modify loans for certain borrowers experiencing financial difficulty that are intended to maximize the net cash flow from the account, after expenses, and avoid the need for repossession of collateral. The Company may extend the loan term, refinance or otherwise re-age an account. Effective during the year ended January 31, 2012, the Company limited the accumulated number of months an account can be re-aged to a maximum of 12 months. These modifications may result in receiving the full amount due, or certain installments due, under the loan over a period of time that is longer than originally provided under the terms of the loan. Loan modifications in which an economic concession has been granted to a borrower experiencing financial difficulty are accounted for and reported as TDRs.

For the year ended January 31, 2012, the Company was required to adopt new accounting guidance that provides clarification on whether a debtor is experiencing financial difficulties and whether a concession has been granted to the debtor for purposes of determining if a loan modification constitutes a TDR. The adoption applies retrospectively to its loan restructurings after January 31, 2011. The related increase in the allowance for doubtful accounts associated with principal and interest on these accounts was $14.1 million as of October 31, 2011, the date of adoption. The total balance of TDR as of January 31, 2012 was $48.9 million with total principal and interest reserves of $25.4 million.

The Company segregates the population of accounts within its receivables portfolio is into two classes of accounts – those with origination credit scores less than 575 and those with origination scores equal to or greater than 575. The Company uses credit scoring criteria to differentiate underwriting requirements, potentially requiring differing down payment and initial application and documentation criteria. The following tables present quantitative information about the receivables portfolio managed by the Company, segregated by class:

| | Total Outstanding Balance | | | | | |
|---|---|---|---|---|---|---|
| | Customer Accounts Receivable | | 60 Days Past Due (1) | | Re-aged (1) | |
| | Year ended January 31, | | Year ended January 31, | | Year ended January 31, | |
| (Dollars in Thousands) | 2012 | 2011 | 2012 | 2011 | 2012 | 2011 |
| Customer Accounts Receivable: | | | | | | |
| >= 575 credit score at origination | $ 479,301 | $ 507,568 | $ 23,424 | $ 33,154 | $ 26,005 | $ 72,790 |
| < 575 credit score at origination | 115,128 | 168,198 | 11,278 | 24,888 | 14,033 | 60,770 |
| Subtotal | 594,429 | 675,766 | 34,702 | 58,042 | 40,038 | 133,560 |
| Restructured Accounts (2): | | | | | | |
| >= 575 credit score at origination | 27,760 | - | 11,428 | - | 27,749 | - |
| < 575 credit score at origination | 21,112 | - | 9,060 | - | 21,076 | - |
| Subtotal | 48,872 | - | 20,488 | - | 48,825 | - |
| Total receivables managed | $ 643,301 | $ 675,766 | $ 55,190 | $ 58,042 | $ 88,863 | $ 133,560 |
| Allowance for uncollectible accounts related to the credit portfolio | (49,904) | (44,015) | | | | |
| Allowances for promotional credit programs | (4,074) | (8,411) | | | | |
| Current portion of customer accounts receivable, net | (316,385) | (337,673) | | | | |
| Long-term customer accounts receivable, net | $ 272,938 | $ 285,667 | | | | |

(1) Amounts are based on end of period balances. Due to the fact that an account can become past due after having been re-aged, accounts could be represented in both the past due and re-aged columns shown above. The amounts included within both the past due and re-aged columns shown above as of January 31, 2012 and 2011 was $32.5 million and $36.7 million, respectively. The January 31, 2011 re-aged portfolio data was adjusted to include $8.4 million for certain refinanced account balances not previously included. The total amount of customer receivables past due one day or greater was $152.4 million and $161.0 million as of January 31, 2012 and 2011, respectively. These amounts include the 60 days past due totals shown above.

(2) In addition to the amounts included in Restructured Accounts, there are $7.9 million of accounts re-aged four or more months, included in the re-aged balance above, which did not qualify as TDRs at January 31, 2012 because they were not re-aged during the current fiscal year. There are also approximately $47,000 of bankrupt accounts that qualify as TDRs that are not included in the re-aged balance above as of January 31, 2012.

| (Dollars in thousands) | Average Balances Year ended January 31, 2012 | 2011 | Net Credit Charge-offs (3) Year ended January 31, 2012 | 2011 |
|---|---|---|---|---|
| Customer Accounts Receivable: | | | | |
| >= 575 credit score at origination | $ 457,552 | $ 508,538 | $ 19,705 | $ 26,615 |
| < 575 credit score at origination | 130,024 | 190,746 | 15,157 | 24,502 |
| Subtotal | 587,576 | 699,284 | 34,862 | 51,117 |
| Restructured Accounts: | | | | |
| >= 575 credit score at origination | 22,074 | - | 6,391 | - |
| < 575 credit score at origination | 16,788 | - | 5,686 | - |
| Subtotal | 38,862 | - | 12,077 | - |
| Total receivables managed | $ 626,438 | $ 699,284 | $ 46,939 | $ 51,117 |

(3) Amounts represent total credit principal charge-offs, net of recoveries, on total customer receivables. Charge-offs of restructured accounts include activity for the full fiscal year to reflect retrospective application.

As of July 31, 2011, the Company changed its charge-off policy such that an account that is delinquent more than 209 days as of the end of each month is charged-off against the allowance for doubtful accounts and interest accrued subsequent to the last payment is reversed and charged against the allowance for uncollectible interest. The change in policy had the impact of accelerating $5.9 million in principal charge-offs and $1.4 million in charge-offs of accrued interest in the quarter ended July 31, 2011.

Following is the activity in the Company's balance in the allowance for doubtful accounts and uncollectible interest for customer receivables for the year ended January 31, 2012 and 2011:

| | Year ended January 31, 2012 | | | Year ended January 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Customer Accounts Receivable | Restructured Accounts | Total | Customer Accounts Receivable | Restructured Accounts | Total |
| Allowance at beginning of period | $ 44,015 | $ - | $ 44,015 | $ 44,624 | $ - | $ 44,624 |
| Provision (a) | 21,778 | 39,684 | 61,462 | 59,856 | - | 59,856 |
| Principal charge-offs (b) | (37,181) | (12,881) | (50,062) | (53,233) | - | (53,233) |
| Interest charge-offs | (6,413) | (2,221) | (8,634) | (9,348) | - | (9,348) |
| Recoveries (b) | 2,319 | 804 | 3,123 | 2,116 | - | 2,116 |
| Allowance at end of period | $ 24,518 | $ 25,386 | $ 49,904 | $ 44,015 | $ - | $ 44,015 |

(a) Includes provision for uncollectible interest, which is included in Finance charges and other.
(b) Charge-offs include the principal amount of losses (excluding accrued and unpaid interest), and recoveries include principal collections during the period shown of previously charged-off balances. These amounts represent net charge-offs.

### 5. Accrual for Store Closures

During the fiscal year ended January 31, 2012, the Company closed 11 of the 12 underperforming retail locations that it had plans to close, with five of those stores being closed during the fourth quarter. The stores being closed did not perform at a level the Company expects for mature store locations. As a result of the closure of the eight stores with unexpired leases, the Company recorded an accrual for the present value of remaining lease obligations and anticipated ancillary occupancy costs, net of estimated sublease income. This Level 2 fair value estimate is based on the Company's best projection of the sublease rates it believes can be obtained for such properties and its best estimate of the marketing time it will take to find tenants to sublet such stores. Revisions to these projections of the estimated buyout terms or sublease rates will be made to the obligation as further information related to the actual terms and costs become available. The following table presents detail of the activity in the accrual for store closures during the fiscal year ended January 31, 2012:

| (Dollars in thousands) | Accrual for Store Closures |
|---|---|
| Balance at January 31, 2011 | $ - |
| Accrual for closures | 8,780 |
| Cash payments on lease obligations | (632) |
| Change in estimate | (42) |
| Balance at January 31, 2012 | $ 8,106 |

The current portion of the store closing accrual at January 31, 2012 is approximately $4.3 million and is included in Accrued expenses on the accompanying balance sheet. The long-term portion at January 31, 2012 is approximately $3.8 million and is included in Other long-term liabilities. The Company estimates that it will incur additional store closing and lease exit costs of approximately $0.5 million in the next fiscal year in connection with one remaining store closure to be completed.

**6. Debt. Letters of Credit and Derivatives**

The Company's long-term debt consisted of the following at the period ended:

| (Dollars in thousands) | Year Ended January 31, 2012 | 2011 |
|---|---|---|
| Asset-based revolving credit facility maturing in July 2015 | $ 313,250 | $ 279,300 |
| Term loan (net of OID of $5,820) | - | 94,180 |
| Real estate loan | 7,398 | - |
| Other long-term debt | 1,056 | 256 |
| Total debt | 321,704 | 373,736 |
| Less current portion of debt | 726 | 167 |
| Long-term debt | $ 320,978 | $ 373,569 |

On July 28, 2011, the Company completed an amendment and extension of its asset-based revolving credit facility, increasing the capacity from $375 million to $430 million and extending the maturity date from November 2013 to July 2015. On November 18, 2011, the Company obtained an increase in the total commitments under its asset-based revolving credit facility, increasing the capacity from $430 million to $450 million, with no change in maturity dates. The Company's asset-based revolving credit facility provides funding based on a borrowing base calculation that includes customer accounts receivable and inventory. The credit facility bears interest at LIBOR plus a spread ranging from 350 basis points to 400 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). In addition to the leverage ratio, the revolving credit facility includes a fixed charge coverage requirement, a minimum customer receivables cash recovery percentage requirement and a net capital expenditures limit. Additionally, the agreement contains cross-default provisions, such that, any default under another of the Company's credit facilities would result in a default under this agreement, and any default under this agreement would result in a default under those agreements. The asset-based revolving credit facility restricts the amount of dividends the Company can pay and is secured by the assets of the Company not otherwise encumbered. The Company was in compliance with the covenants at January 31, 2012. The Company expects, based on current facts and circumstances that it will be in compliance with the above covenants for at least the next 12 months.

On July 28, 2011, the Company completed an $8.0 million real estate loan, collateralized by three of its owned store locations, that will mature in July 2016 and requires monthly principal payments based on a 15-year amortization schedule. The interest rate on the loan is the Prime rate plus 100 basis points, with a floor on the total rate of 6%. On October 31, 2011, this note was amended to a new floor rate of 5%.

On July 28, 2011 the Company completed the repayment of the $100 million term loan with proceeds from the new real estate loan and borrowings under its expanded revolving credit facility. The Company recorded a charge of approximately $11.1 million, including the prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and term loan deferred financing costs of $0.9 million.

During the year ended January 31, 2011, the Company paid off the debt balances outstanding under a securitization program with proceeds from its Asset-based revolving credit facility and the Term loan.

As of January 31, 2012, the Company had approximately $79.1 million under its asset-based revolving credit facility, net of standby letters of credit issued, immediately available for general corporate purposes. The Company also had $56.3 million that may become available under its asset-based revolving credit facility if it grows the balance of eligible customer receivables and its total eligible inventory balances. The Company pays additional fees in the amount of 25 basis points for the additional commitment amount.

Interest expense including amortization of deferred financing costs incurred on notes payable and long-term debt totaled $22.4, $28.1 and $21.9 million for the years ended January 31, 2012, 2011 and 2010, respectively. The Company capitalized borrowing costs of $21,000 and $18,000 during the years ended January 31, 2012 and 2011, respectively.

Aggregate maturities of long-term debt as of January 31, in the year indicated are as follows:

| **(Dollars in thousands)** | |
|---|---|
| **Year ended January 31,** | |
| 2013 | $ 726 |
| 2014 | 671 |
| 2015 | 584 |
| 2016 | 313,748 |
| 2017 | 5,975 |
| Total | $ 321,704 |

The Company's asset-based revolving credit facility provides it the ability to utilize letters of credit to secure its deductibles under the Company's property and casualty insurance programs and risk reserves for certain of its third-party financing alternatives, among other acceptable uses. At January 31, 2012, the Company had outstanding letters of credit of $1.3 million under this facility. The maximum potential amount of future payments under these letter of credit facilities is considered to be the aggregate face amount of each letter of credit commitment, which totals $1.3 million as of January 31, 2012.

The Company's risk management activities primarily attempt to mitigate price risk related to fluctuations in interest payments on LIBOR-based floating rate debt instruments through the use of financial derivative instruments. The Company's risk management strategy involves capping floating interest rates through the use of a series of purchased swaps and/or purchased put option caps. These capping transactions seek to mitigate the impact of upward floating interest rates on future cash flows. These financial derivatives are designated as cash flow hedges. The Company's risk management activities include the use of financial derivative instruments including, but not limited to, price swaps and options to seek protection from adverse price movements and to minimize potential increases to interest expenses. The Company enters into these financial derivative instruments directly with third parties in the over-the-counter market.

*Cash Flow Hedging Activity*

The Company uses financial derivative instruments for risk management purposes to hedge a portion of its exposure to market fluctuations in LIBOR rates. These financial derivative instruments are designated as cash flow hedging instruments, thus the effective portions of changes in the fair value of the financial derivatives are recorded in other comprehensive income (loss) prior to settlement and are subsequently recognized in the consolidated statements of operations in Interest expense when the actual LIBOR based interest expenses impact earnings. The effectiveness of cash flow hedges is evaluated at inception and on an on-going basis. Changes in the fair value of cash flow hedges due to hedge ineffectiveness, if any, are recognized in Interest expense. During the twelve months ended January 31, 2012 and 2011, the Company did not recognize any gain or loss in earnings related to hedge ineffectiveness and did not exclude any component of the financial derivative contract gain or loss from the assessment of hedge effectiveness related to these cash flow hedges. The Company had recorded in Prepaid expenses and other assets on its balance sheet $0.2 million as of January 31, 2012 and recorded in Accrued expenses on its balance sheet $0.1 million as of January 31, 2011 for the fair value of its cash flow hedges.

The Company no longer held any interest rate swaps as of July 31, 2011, as the last of those instruments expired during that quarter. They were held for the purpose of hedging against variable interest rate risk related to the variability of cash flows in the interest payments on a portion of its variable-rate debt, based on changes in the benchmark one-month LIBOR interest rate. Changes in the cash flows of the interest rate swaps exactly offset the changes in cash flows (changes in base interest rate payments) attributable to fluctuations in the LIBOR interest rate. During the year ended January 31, 2011, the Company recognized income of approximately $0.1 million as a component of other comprehensive income (loss) related to the interest rate swaps and reclassified approximately $0.1 million into current earnings as the swaps expired during the period.

For the year ended January 31, 2012 the Company entered into interest rate cap option transactions with notional amounts of $100 million. These cap options are held for the purpose of hedging against variable interest rate risk related to the variability of cash flows in the interest payments on a portion of its variable-rate debt, based on the benchmark one-month LIBOR interest rate exceeding 1.0%. These cap options have monthly caplets extending through August, 2014. Changes in the cash flows of the interest rate cap transactions primarily offset the changes in cash flows (changes in base interest rate payments) attributable to fluctuations in the LIBOR interest rate. For the year ending January 31, 2012, the Company recognized a fair value loss of approximately $0.2 million as a component of other comprehensive income (loss) net of tax effect related to time value of the interest rate caps. In addition, the Company reclassified a loss of approximately $78 thousand into current earnings as a portion of the caps expired during the fiscal year, which is included in interest expense in the accompanying statement of operations.

The Company expects to reclassify net losses of $0.2 million to earnings during the next 12 months.

For the year ended January 31, 2012, 2011 and 2010, the Company had no reclassifications to earnings resulting from the discontinuance of any cash flow hedges arising from the probability of the original forecasted transactions not occurring within the originally specified period of time defined within the hedging relationship.

In accordance with GAAP, the Company determines the fair value of its assets and liabilities subject to fair value measurement by using the highest possible "Level" as defined within the ASC 815 GAAP hierarchy. The three levels defined by the ASC 815 hierarchy are as follows:

- Level 1 – Quoted prices available in active markets for identical assets or liabilities
- Level 2 – Pricing inputs not quoted in active markets but either directly or indirectly observable
- Level 3 – Significant inputs to pricing that have little or no transparency with inputs requiring significant management judgment or estimation.

The Company considers these over-the-counter derivative instruments entered into with third parties as Level 2 valuation since both the LIBOR pricing and valuations for these derivatives are obtained through third-party sources within active markets which are both directly and indirectly observable. At January 31, 2012 and 2011, all derivative assets and liabilities qualified for classification as Level 2 as defined by the GAAP hierarchy. All financial derivates assets and liabilities were non-trading positions.

**7. Income Taxes**

Deferred income taxes reflect the net effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets result primarily from differences between financial and tax methods of accounting for income recognition on service contracts and interest income on customer accounts receivable, capitalization of costs in inventory, amortization of goodwill, deductions for depreciation and doubtful accounts. In evaluating the need for a valuation allowance on deferred tax assets, all available evidence is considered to determine whether a valuation allowance is needed. Future realization of deferred tax assets depends in part of the existence of sufficient taxable income within the carryback and carryforward period available under the tax law. Other criteria which are considered include the existence of deferred tax liabilities that can be used to realize deferred tax assets. Based upon the Company's review of all evidence in existence at January 31, 2012, the Company believes it is more likely than not that all deferred tax assets will be fully realized, based primarily on the assumption of future taxable income. Accordingly, no valuation allowance has been provided on deferred tax assets.

The deferred tax assets and liabilities are summarized as follows:

| (Dollars in Thousands) | January 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Deferred Tax Assets** | | |
| Allowance for doubtful accounts | $ 14,638 | $ 13,238 |
| Deferred revenue | 1,371 | 7,519 |
| Stock-based compensation | 2,624 | 2,444 |
| Property and equipment | 2,692 | 1,631 |
| Inventories | 603 | 722 |
| Goodwill | 406 | 676 |
| Straight-line rent accrual | 1,980 | 2,221 |
| Accrual for store closures | 2,853 | - |
| Margin tax | 714 | 740 |
| Accrued vacation and other | 1,150 | 1,324 |
| Total deferred tax assets | 29,031 | 30,515 |
| **Deferred Tax Liabilities** | | |
| Sales tax receivable | (1,485) | (1,664) |
| Other | (681) | (1,364) |
| Total deferred tax liabilities | (2,166) | (3,028) |
| **Net Deferred Tax Asset** | $ 26,865 | $ 27,487 |

During fiscal year 2012, the Company changed its tax method of accounting for interest income on customer accounts receivable so that the method used for income tax reporting is the same as is used for financial reporting purposes. As a result, the Company reduced the deferred tax asset and increased the deferred provision it had recorded on its books for deferred revenue by approximately $5.8 million.

The significant components of income taxes were as follows:

| (Dollars in Thousands) | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current: | | | |
| Federal | $ (1,826) | $ 1,607 | $ 6,376 |
| State | 926 | 510 | 1,217 |
| Total current | (900) | 2,117 | 7,593 |
| Deferred: | | | |
| Federal | 751 | (969) | (3,234) |
| State | (10) | (9) | (40) |
| Total deferred | 741 | (978) | (3,274) |
| Total tax provision (benefit) | $ (159) | $ 1,139 | $ 4,319 |

During fiscal year 2010, as a result of the goodwill impairment charge taken during the third quarter, the Company recorded an increase in current tax expense and a decrease in deferred tax expense of $2.5 million.

A reconciliation of the tax provision at the statutory tax rate and the total tax provision for each of the periods presented in the statements of operations is as follows:

| | Year ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Provision (benefit) at U.S. Federal statutory rate | $ (1,359) | $ 23 | $ 3,018 |
| State and local income taxes, net of federal benefit | 594 | 322 | 833 |
| Non-deductible entertainment, non-deductible stock-based compensation, non-deductible goodwill impairment, tax-free interest income and other | 606 | 794 | 468 |
| Total tax provision | $ (159) | $ 1,139 | $ 4,319 |

Income taxes for the state of Texas are based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailers and wholesalers is 0.5% on taxable margin. During the fourth quarter of the fiscal year ended January 31, 2010, the Company recorded a tax benefit related to litigation costs that had been accrued in prior quarters of the fiscal year ended January 31, 2010. The resulting impact was approximately a $1.6 million benefit to the provision for income taxes.

## 8. Leases

The Company leases certain of its facilities and operating equipment from outside parties. The real estate leases generally have initial lease periods of from 5 to 15 years with renewal options at the discretion of the Company; the equipment leases generally provide for initial lease terms of three to seven years and provide for a purchase right by the Company at the end of the lease term at the fair market value of the equipment.

The following is a schedule of future minimum base rental payments required under the operating leases that have initial non-cancelable lease terms in excess of one year:

**(Dollars in thousands)**

| Year Ended January 31, | Total |
|---|---|
| 2013 | 24,821 |
| 2014 | 22,642 |
| 2015 | 20,876 |
| 2016 | 18,718 |
| 2017 | 15,945 |
| Thereafter | 30,702 |
| Total | $ 133,704 |

Total lease expense was approximately $22.6 million, $23.6 million and $23.9 million for the years ended January 31, 2012, 2011 and 2010, respectively.

Certain of the Company's leases are subject to scheduled minimum rent increases or escalation provisions, the cost of which is recognized on a straight-line basis over the minimum lease term. At January 31, 2012 and 2011, the Company had a straight-line lease accrual of approximately $5.6 million and $6.3 million, respectively, included in Accrued expenses on the accompanying balance sheet. Tenant improvement allowances, when granted by the lessor, are deferred and amortized as contra-lease expense over the term of the lease.

## 9. Common Stock

During the fiscal year ended January 31, 2012, the Company cancelled 1.7 million shares of treasury stock, which was accounted for under the cost method. The cancellation resulted in the cost of the treasury stock of approximately $37.1 million in excess of par value being written off to retained earnings.

During the fiscal year ended January 31, 2011, the Company completed a common stock subscription rights offering, issuing one right to each shareholder of record as of the close of business on November 1, 2010, for each outstanding share of common stock on that day. The rights provided the holder with one basic subscription privilege and one oversubscription privilege. The basic subscription privilege entitled the holder to purchase .41155 shares of common stock at a price of $2.70 per share. The oversubscription privilege entitled the rights holder to purchase additional shares of stock at $2.70 per share, to the extent all basic subscription privileges were not exercised. The Company received gross proceeds of approximately $25.0 million and issued 9,259,390 shares of common stock in completing the rights offering. The proceeds from the rights were used in conjunction with the proceeds of other financing transactions completed in November 2010 to retire the debt outstanding under the Company's prior securitization program.

**10. Share-Based Compensation**

The Company has an Incentive Stock Option Plan, a Non-Employee Director Stock Option Plan, an Omnibus Incentive Plan and a Director Restricted Stock Plan to provide for grants of stock options and restricted stock units to various officers, employees and directors, as applicable, at prices equal to the market value on the date of the grant. The options and restricted stock units vest over one to five year periods (depending on the grant) and, typically, expire ten years after the date of grant. The shares available are 3,859,767 under the Incentive Stock Option Plan, 600,000 under the Non-Employee Director Stock Option Plan, 1,200,000 under the Omnibus Incentive Plan and 300,000 under the Director Restricted Stock Plan. On May 24, 2011, the Company issued six non-employee directors 57,336 restricted stock units that will vest one year from the date of grant. The market value of the stock at the date of the director's grant was $5.23. At January 31, 2012, the Company had 50,000 options available for grant under the Non-Employee Director Stock Option Plan and 242,664 shares available for issuance under the Director Restricted Stock Plan.

The Company's Employee Stock Purchase Plan is available to a majority of the employees of the Company and its subsidiaries, subject to minimum employment conditions and maximum compensation limitations. At the end of each calendar quarter, employee contributions are used to acquire shares of common stock at 85% of the lower of the fair market value of the common stock on the first or last day of the calendar quarter. During the years ended January 31, 2012, 2011 and 2010, the Company issued 27,753, 34,620 and 27,110 shares of common stock, respectively, to employees participating in the plan, leaving 1,111,632 shares remaining reserved for future issuance under the plan as of January 31, 2012.

A summary of the Company's Incentive Stock Option Plan activity during the year ended January 31, 2012 is presented below (shares in thousands):

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding, beginning of year | 2,613 | $ 12.60 | | |
| Options granted | 175 | 11.86 | | |
| Options exercised | (303) | 6.43 | | |
| Forfeited | (122) | 5.36 | | |
| Expired | (26) | 11.10 | | |
| Outstanding, end of year | 2,337 | $ 13.74 | 5.7 | $6.4 million |
| Exercisable, end of year | 1,456 | $ 17.84 | 4.2 | $1.9 million |

A summary of the vesting activity under the Company's Incentive Stock Option Plan during the year ended January 31, 2012 is presented below (shares in thousands):

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested, beginning of year | 1,182 | $ 3.74 |
| Options granted | 175 | 5.46 |
| Options vested | (354) | 5.00 |
| Canceled | (122) | 3.12 |
| Nonvested, end of year | 881 | $ 3.67 |

A summary of the restricted stock units granted under the Company's Omnibus Incentive Plan activity during the year ended January 31, 2012 is presented below (shares in thousands):

| | Shares | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
|---|---|---|---|
| Outstanding, beginning of year | - | | |
| Restricted stock units granted | 356 | | |
| Restricted stock units vested and converted to common stock | (43) | | |
| Outstanding, end of year | 313 | 9.6 | $3.6 million |

During the years ended January 31, 2012, 2011 and 2010, the Company recognized total compensation cost for share-based compensation of approximately $2.4 million, $2.2 million and $2.4 million, respectively, and recognized tax benefits related to that compensation cost of approximately $0.5 million, $0.3million, and $0.4 million, respectively.

For grants of restricted stock units, the fair value of the grant is the market value of the Company's stock at the date of issuance.

The assumptions used in stock pricing model and valuation information for stock options and restricted stock units granted for the years ended January 31, 2012, 2011 and 2010 are as follows:

| | Year Ended January 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Weighted average risk free interest rate | 0.4% | 2.2% | 2.8% |
| Weighted average expected lives in years | 3.5 | 6.5 | 6.5 |
| Weighted average volatility | 65.0% | 62.2% | 59.4% |
| Expected Dividends | - | - | - |
| Weighted average grant date fair value of options granted during the period | $ 5.46 | $ 2.01 | $ 3.77 |
| Weighted average grant date fair value of restricted stock units granted during the period | $ 8.66 | $ - | $ - |
| Weighted average grant date fair value of options vested during the period | $ 5.00 | $ 6.76 | $ 7.59 |
| Weighted average grant date fair value of restricted stock units vested during the period | $ 5.23 | $ - | $ - |
| Total fair value of options vested during the period | $1.8 million | $2.0 million | $2.2 million |
| Total fair value of restricted stock units vested during the period | $0.2 million | - | - |
| Intrinsic value of options exercised during the period (1) | $1.2 million | $0.0 million | $0.0 million |
| Intrinsic value of restricted stock units vested and converted during the period | $0.5 million | - | - |

(1) Does not include pre-IPO options that were valued using the minimum value option-pricing method.

The Company used a shortcut method to compute the weighted average expected life for the stock options granted in the years ended January 31, 2010, 2011 and 2012. The shortcut method is an average based on the vesting period and the contractual term. The Company uses the shortcut method due to the lack of adequate historical experience or other comparable information. The weighted average volatility for the years ended January 31, 2010, 2011, and 2012 was calculated using the Company's historical volatility. As of January 31, 2012, the total compensation cost related to non-vested awards of stock options not yet recognized totaled $3.3 million and is expected to be recognized over a weighted average period of 2.8 years. As of January 31, 2012, the total compensation costs related to non-vested restricted stock units totaled $2.5 million and is expected to be recognized over a weighted average period of 3.9 years.

**11. Significant Vendors**

As shown in the table below, a significant portion of the Company's merchandise purchases for years ended January 31, 2012, 2011 and 2010 were made from six vendors:

| | Year ended January 31, | | |
|---|---|---|---|
| Vendor | 2012 | 2011 | 2010 |
| A | 26.4 % | 22.4 % | 12.6 % |
| B | 22.2 | 18.7 | 10.7 |
| C | 9.4 | 9.0 | 10.2 |
| D | 8.0 | 8.0 | 9.3 |
| E | 3.0 | 7.5 | 8.9 |
| F | 3.0 | 3.0 | 6.6 |
| Totals | 72.0 % | 68.6 % | 58.3 % |

The vendors shown above represent the top six vendors with the highest volume in each period shown. The same vendor may not necessarily be represented in all periods presented.

**12. Related Party Transactions**

During fiscal year 2012, the Company continued to engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of its direct mailing advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant stockholders of the Company, and Messrs. Jacoby and Martin are members of its board of directors. The total paid to DMS for fees and postage during the fiscal years ended January 31, 2012, 2011 and 2010 amounted to approximately $2.3 million, $2.4 million and $2.4 million, respectively.

In connection with the Company's rights offering, completed during the year ended January 31, 2011, the Company engaged Stephens Inc. to act as its financial advisor and paid it a advisory fee of $937,500 plus reimbursed them for approximately $22,000 of fees and expenses. Stephens Inc. and its affiliates, owned approximately 24.9% of the Company's outstanding common stock at the time of the rights offering, and Douglas H. Martin, one of its directors, is a Senior Managing Director of Stephens Inc. The engagement of Stephens Inc. as financial advisor was approved by both the rights committee of the Company's board and the full board of directors after full disclosure of the conflicts of interests of the related parties in the transaction.

**13. Benefit Plans**

The Company has established a defined contribution 401(k) plan for eligible employees who are at least 21 years old and have completed at least one-year of service. Employees may contribute up to 20% of their eligible pretax compensation to the plan. The Company matches 100% of the first 3% of the employees' contributions. At its option, the Company may make supplemental contributions to the Plan, but has not made such contributions in the past three years. The matching contributions made by the Company totaled $0.8 million, $1.0 million and $1.3 million during the years ended January 31, 2012, 2011 and 2010, respectively.

**14. Contingencies**

The Company has recently been included in various patent infringement claims and litigation, the outcomes of which are difficult to predict at this time. Due to the timing of these matters, the Company has determined that no reasonable estimates of probable costs for resolution can be ascertained at this time, and it is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company's assumptions or the effectiveness of its strategies related to these proceedings. The Company is also involved in routine litigation and claims incidental to its business from time to time and, as required, has accrued its estimate of the probable costs for the resolution of these matters, which are not expected to be material. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

***Insurance.*** Because of its inventory, vehicle fleet and general operations, the Company has purchased insurance covering a broad variety of potential risks. The Company purchases insurance policies covering general liability, workers compensation, real property, inventory and employment practices liability, among others. Additionally, the Company has umbrella policies with an aggregate limit of $50.0 million. The Company has retained a portion of the risk under these policies and its group health insurance program. See additional discussion under Note 1. The Company has a $1.3 million letter of credit outstanding supporting its obligations under the property and casualty portion of its insurance program.

***Repair Service Agreement Obligations.*** The Company sells repair service agreements under which it is the obligor for payment of qualifying claims. The Company is responsible for administering the program, including setting the pricing of the agreements sold and paying the claims. The pricing is set based on historical claims experience and expectations about future claims. While the Company is unable to estimate maximum potential claim exposure, it has a history of overall profitability upon the ultimate resolution of agreements sold. The revenues related to the agreements sold are deferred at the time of sales and recorded in revenues in the statement of operations over the life of the agreements. The amounts deferred are reflected on the face of the consolidated balance sheet in Deferred revenues and allowances; see also Note 1 for additional discussion.

## 15. Segment Reporting

The Company changed its presentation of net charge-offs and the provision for bad debts to be more consistent with finance industry practice. The impact of the change was to reflect the charges for repair service agreement (RSA) and credit insurance agreements related to credit account charge-offs in net charge-offs and the provision for bad debts. There was no effect on operating income or net income (loss) as a result of the presentation change. Additionally, as discussed in Note 2, other reclassifications and revisions were made during the fiscal year that impacted prior period presentation. See the table below for the impacted lines in both segments in Company totals for fiscal years ended January 31, 2011 and 2010:

| | Year Ended January 31, 2011 | | | Year Ended January 31, 2010 | | |
|---|---|---|---|---|---|---|
| | Retail | Credit | Total | Retail | Credit | Total |
| (Dollars in thousands) | | | | | | |
| **As reported in prior 10-K:** | | | | | | |
| RSA commissions | $ 42,305 | $ (13,517) | $ 28,788 | $ 44,119 | $ (10,847) | $ 33,272 |
| Total net sales | 667,235 | (13,517) | 653,718 | 732,615 | (10,847) | 721,768 |
| Finance charges and other | 857 | 135,949 | 136,806 | 532 | 151,679 | 152,211 |
| Total revenues | 668,092 | 122,432 | 790,524 | 733,147 | 140,832 | 873,979 |
| Selling, general and administrative expense | 158,747 | 63,584 | 222,331 | 179,861 | 61,049 | 240,910 |
| Provision for bad debts | 500 | 32,554 | 33,054 | 97 | 36,746 | 36,843 |
| Total cost and expenses | 661,065 | 100,874 | 761,939 | 746,563 | 98,104 | 844,667 |
| Operating income | 7,027 | 25,841 | 32,868 | (13,416) | 42,728 | 29,312 |
| Segment income (loss) before income taxes | 6,688 | (6,523) | 165 | (13,293) | 20,742 | 7,449 |
| **Revision/Reclassifications:** | | | | | | |
| Interest charge-off reclass (1) | - | 280 | 280 | - | - | - |
| Interest charge-off reclass (2) | - | 5,735 | 5,735 | - | 2,048 | 2,048 |
| Change in RSA charge-off allocation (3) | (4,510) | 4,510 | - | (3,446) | 3,446 | - |
| Revision in interest adjustment (4) | - | (99) | (99) | - | 1,174 | 1,174 |
| Change in provision for bad debts presentation (5) | - | 8,727 | 8,727 | - | 7,401 | 7,401 |
| Change in provision for bad debts presentation (6) | - | 3,608 | 3,608 | - | 2,487 | 2,487 |
| Change in RSA charge-off allocation (7) | 317 | (317) | - | 269 | (269) | - |
| Change in costs of financing transactions terminated presentation (8) | | (4,283) | (4,283) | - | - | - |
| Reclass of selling, general and administrative expense (9) | 9 | (9) | - | (325) | 325 | - |
| **As revised:** | | | | | | |
| RSA commissions (1) (3) (5) | 37,795 | - | 37,795 | 40,673 | - | 40,673 |
| Total net sales (1) (3) (5) | 662,725 | - | 662,725 | 729,169 | - | 729,169 |
| Finance charges and other (2) (4) (6) | 857 | 145,193 | 146,050 | 532 | 157,388 | 157,920 |
| Total revenues (1) (2) (3) (4) (5) (6) | 663,582 | 145,193 | 808,775 | 729,701 | 157,388 | 887,089 |
| Provision for bad debts (1) (2) (5) (6) (7) | 817 | 50,587 | 51,404 | 366 | 48,413 | 48,779 |
| Selling, general and administrative expense (9) | 158,756 | 63,575 | 222,331 | 179,536 | 61,374 | 240,910 |
| Total cost and expenses (1) (2) (5) (6) (7) (8) | 661,321 | 114,615 | 776,006 | 746,507 | 110,096 | 856,603 |
| Operating income (3) (4) (7) (8) | 2,191 | 34,861 | 37,052 | (16,806) | 47,292 | 30,486 |
| Segment income (loss) before income taxes (3) (4) (7) | 1,852 | (1,786) | 66 | (16,683) | 25,306 | 8,623 |

(1) (2) The Company revised its financial statements to correct its accounting for interest income on customer accounts receivable related to the charge-off of those accounts (See Note 2).

(3) (7) The Company changed the allocation of repair service agreement charge-offs between the retail and credit segment with no overall change in the consolidated line item. The allocation of the charge-offs was adjusted in the prior period presentation to conform to the current period's presentation, which is consistent with the basis that management uses internally to allocate those items.

(4) The Company revised its financial statements to correct its accounting for interest income on installment contracts included in customer accounts receivable (See Note 2).

(5) (6) As discussed above and in Note 1, the Company changed its presentation of provision for bad debts to be more consistent with finance industry practice.

(8) The Company revised its presentation of costs related to financing facilities terminated and transactions not completed to reflect it after operating income.

(9) Certain reclassifications were made to conform to current year presentation.

Financial information by segment is presented in the following tables for fiscal years ended January 31, 2012, 2011 and 2010 (in thousands):

| | Year ended January 31, 2012 | | |
|---|---|---|---|
| | **Retail** | **Credit** | **Total** |
| **(Dollars in thousands)** | | | |
| **Revenues** | | | |
| Product sales | $ 596,360 | $ - | $ 596,360 |
| Repair service agreement commissions | 42,078 | - | 42,078 |
| Service revenues | 15,246 | - | 15,246 |
| Total net sales | 653,684 | - | 653,684 |
| Finance charges and other | 1,335 | 137,283 | 138,618 |
| **Total revenues** | 655,019 | 137,283 | 792,302 |
| **Cost and expenses** | | | |
| Cost of goods sold, including warehousing and occupancy costs | 462,020 | - | 462,020 |
| Selling, general and administrative expense (a) | 170,561 | 56,725 | 227,286 |
| Depreciation | 10,080 | 545 | 10,625 |
| Impairment of long-lived assets | 2,019 | - | 2,019 |
| Costs related to store closings | 7,096 | - | 7,096 |
| Provision for bad debts | 590 | 52,965 | 53,555 |
| **Total cost and expenses** | 652,366 | 110,235 | 762,601 |
| **Operating income** | 2,653 | 27,048 | 29,701 |
| Interest expense, net | - | 22,457 | 22,457 |
| Loss from early extinguishment of debt | - | 11,056 | 11,056 |
| Other expense, net | 70 | - | 70 |
| **Income (loss) before income taxes** | $ 2,583 | $ (6,465) | $ (3,882) |
| | | | |
| **Total assets** | $ 159,239 | $ 624,059 | $ 783,298 |
| **Property and Equipment additions** | $ 4,236 | $ 150 | $ 4,386 |

| | As revised | | |
|---|---|---|---|
| | Year ended January 31, 2011 | | |
| | Retail | Credit | Total |
| **(Dollars in thousands)** | | | |
| **Revenues** | | | |
| Product sales | $ 608,443 | $ - | $ 608,443 |
| Repair service agreement commissions | 37,795 | - | 37,795 |
| Service revenues | 16,487 | - | 16,487 |
| Total net sales | 662,725 | - | 662,725 |
| Finance charges and other | 857 | 145,193 | 146,050 |
| **Total revenues** | 663,582 | 145,193 | 808,775 |
| **Cost and expenses** | | | |
| Cost of goods sold, including warehousing and occupancy costs | 482,475 | - | 482,475 |
| Selling, general and administrative expense (a) | 163,462 | 63,575 | 227,037 |
| Depreciation | 12,316 | 453 | 12,769 |
| Impairment of long-lived assets | 2,321 | - | 2,321 |
| Provision for bad debts | 817 | 50,587 | 51,404 |
| **Total cost and expenses** | 661,391 | 114,615 | 776,006 |
| **Operating income** | 2,191 | 30,578 | 32,769 |
| Interest expense, net | - | 28,081 | 28,081 |
| Cost related to financing facilities terminated and transactions not completed | - | 4,283 | 4,283 |
| Other expense, net | 339 | - | 339 |
| **Income (loss) before income taxes** | $ 1,852 | $ (1,786) | $ 66 |
| | | | |
| **Total assets** | $ 199,541 | $ 642,519 | $ 842,060 |
| **Property and Equipment additions** | $ 2,243 | $ 785 | $ 3,028 |

| | As revised | | |
|---|---|---|---|
| | Year ended January 31, 2010 | | |
| | Retail | Credit | Total |
| **(Dollars in thousands)** | | | |
| **Revenues** | | | |
| Product sales | $ 666,381 | $ - | $ 666,381 |
| Repair service agreement commissions | 40,673 | - | 40,673 |
| Service revenues | 22,115 | - | 22,115 |
| Total net sales | 729,169 | - | 729,169 |
| Finance charges and other | 532 | 157,388 | 157,920 |
| **Total revenues** | 729,701 | 157,388 | 887,089 |
| **Cost and expenses** | | | |
| Cost of goods sold, including warehousing and occupancy costs | 539,628 | - | 539,628 |
| Selling, general and administrative expense (a) | 184,608 | 61,374 | 245,982 |
| Depreciation | 12,288 | 309 | 12,597 |
| Goodwill impairment | 9,617 | - | 9,617 |
| Provision for bad debts | 366 | 48,413 | 48,779 |
| **Total cost and expenses** | 746,507 | 110,096 | 856,603 |
| **Operating income (loss)** | (16,806) | 47,292 | 30,486 |
| Interest expense, net | - | 21,986 | 21,986 |
| Other income, net | (123) | - | (123) |
| **Income (loss) before income taxes** | $ (16,683) | $ 25,306 | $ 8,623 |
| | | | |
| **Total assets** | $ 192,692 | $ 696,817 | $ 889,509 |
| **Property and Equipment additions** | $ 9,807 | $ 448 | $ 10,255 |

(a) — Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $8.3 million, $7.5 million and $7.2 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $15.6 million, $17.5 million and $18.6 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Based on management's evaluation (with the participation of our interim Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

### Management's Report on Internal Control over Financial Reporting

Please refer to Management's Report on Internal Control over Financial Reporting under Item 8 of this report.

### Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred in the quarter ended January 31, 2012, which have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

The information required by Items 10 through 14 is included in our definitive Proxy Statement relating to our 2012 Annual Meeting of Stockholders, and is incorporated herein by reference.

CROSS REFERENCE TO ITEMS 10-14 LOCATED IN THE PROXY STATEMENT

| | Item | Caption in the Conn's, Inc. 2012 Proxy Statement |
|---|---|---|
| ITEM 10. | DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE | BOARD OF DIRECTORS; EXECUTIVE OFFICERS; CORPORATE GOVERNANCE |
| ITEM 11. | EXECUTIVE COMPENSATION | EXECUTIVE COMPENSATION |
| ITEM 12. | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT | STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS |
| ITEM 13. | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS |
| ITEM 14. | PRINCIPAL ACCOUNTANT FEES AND SERVICES | INDEPENDENT PUBLIC ACCOUNTANTS |

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in response to Item 8 of this report are as follows:

Consolidated Balance Sheets as of January 31, 2011 and 2012

Consolidated Statements of Operations for the Years Ended January 31, 2010, 2011 and 2012

Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 2010, 2011 and 2012

Consolidated Statements of Cash Flows for the Years Ended January 31, 2010, 2011 and 2012

Notes to Consolidated Financial Statements

(2) Financial Statement Schedule: Schedule II -- Valuation and Qualifying Accounts. The financial statement schedule and the related Report of Independent Registered Public Accounting Firm should be read in conjunction with the consolidated financial statements filed as a part of this report. Financial statement schedules not included in this report have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits: A list of the exhibits filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CONN'S, INC.**
(Registrant)

Date: April 11, 2012

/s/ Theodore M. Wright
Theodore M. Wright
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Theodore M. Wright<br>Theodore M. Wright | Chairman of the Board, Chief Executive Officer And President (Principal Executive Officer) | April 11, 2012 |
| /s/ Michael J. Poppe<br>Michael J. Poppe | Chief Financial Officer (Principal Financial and Accounting Officer) | April 11, 2012 |
| /s/ Marvin D. Brailsford<br>Marvin D. Brailsford | Director | April 11, 2012 |
| /s/ Jon E. M. Jacoby<br>Jon E. M. Jacoby | Director | April 11, 2012 |
| /s/ Bob L. Martin<br>Bob L. Martin | Director | April 11, 2012 |
| /s/ Douglas H. Martin<br>Douglas H. Martin | Director | April 11, 2012 |
| /s/ Scott L. Thompson<br>Scott L. Thompson | Director | April 11, 2012 |
| /s/ William T. Trawick<br>William T. Trawick | Director | April 11, 2012 |

## Schedule II — Valuation and Qualifying Accounts
## Conn's, Inc.

| (Dollars in thousands)<br>Description | Balance at Beginning of Period (a) | Additions: Charged to Costs and Expenses | Additions: Charged to other Accounts (b) | Deductions (c) | Balance at End of Period |
|---|---|---|---|---|---|
| **Year ended January 31, 2010** | | | | | |
| Reserves and allowances from asset accounts: | | | | | |
| Allowance for doubtful accounts | $ 35,137 | $ 47,830 | $ 8,063 | $ (46,356) | $ 44,674 |
| **Year ended January 31, 2011** | | | | | |
| Reserves and allowances from asset accounts: | | | | | |
| Allowance for doubtful accounts | 44,674 | 51,433 | 9,227 | (61,259) | 44,075 |
| **Year ended January 31, 2012** | | | | | |
| Reserves and allowances from asset accounts: | | | | | |
| Allowance for doubtful accounts | 44,075 | 52,605 | 9,448 | (56,170) | 49,958 |

(a) See Notes 2 and 15 to the financial statements. In fiscal 2012, the Company changed its presentation of the provision for bad debts to be more consistent with finance industry practice. As a result, certain reserves were reclassified from Accrued expenses to Allowance for doubtful accounts.
(b) Includes provision for uncollectible interest, which is included in Finance charges and other.
(c) Uncollectible principal and interest written off, net of recoveries.

**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| 2 | Agreement and Plan of Merger dated January 15, 2003, by and among Conn's, Inc., Conn Appliances, Inc. and Conn's Merger Sub, Inc. (incorporated herein by reference to Exhibit 2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003). |
| 3.1 | Certificate of Incorporation of Conn's, Inc. (incorporated herein by reference to Exhibit 3.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003). |
| 3.1.1 | Certificate of Amendment to the Certificate of Incorporation of Conn's, Inc. dated June 3, 2004 (incorporated herein by reference to Exhibit 3.1.1 to Conn's, Inc. Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004). |
| 3.2 | Amended and Restated Bylaws of Conn's, Inc. effective as of June 3, 2008 (incorporated herein by reference to Exhibit 3.2.3 to Conn's, Inc. Form 10-Q for the quarterly period ended April 30, 2008 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 4, 2008). |
| 4.1 | Specimen of certificate for shares of Conn's, Inc.'s common stock (incorporated herein by reference to Exhibit 4.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on October 29, 2003). |
| 10.1 | Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[t] |
| 10.1.1 | Amendment to the Conn's, Inc. Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 to Conn's Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).[t] |
| 10.1.2 | Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[t] |
| 10.1.3 | 2011 Omnibus Incentive Plan as filed with the Securities and Exchange Commission on April 1, 2011. |
| 10.1.4 | Form of Restricted Stock Award Agreement from Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1.4 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2011 (File No. 000-50421) as filed with the Security and Exchange Commission on September 8, 2011). |
| 10.2 | 2003 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046)as filed with the Securities and Exchange Commission on September 23, 2003).[t] |
| 10.2.1 | Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.2.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[t] |
| 10.2.2 | Non-Employee Director Restricted Stock Plan as filed with the Securities and Exchange Commission on April 1, 2011. |
| 10.3 | Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.3 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).t |

10.4 Conn's 401(k) Retirement Savings Plan (incorporated herein by reference to Exhibit 10.4 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).t

10.5 Amended and Restated Loan and Security Agreement dated November 30, 2010, by and among Conn's, Inc. and the Borrowers thereunder, the Lenders party thereto, Bank of America, N.A., a national banking association, as Administrative Agent and Collateral Agent for the Lenders, JPMorgan Chase Bank, National Association, as Co-Syndication Agent, Joint Book Runner and Co-Lead Arranger for the Lenders, Wells Fargo Preferred Capital, Inc., as Co-Syndication Agent for the Lenders, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Book Runner and Co-Lead Arranger for the Lenders, Capital One, N.A., as Co-Documentation Agent for the Lenders, and Regions Business Capital, a division of Regions Bank, as Co-Documentation Agent for the Lenders incorporated herein by reference to Exhibit 10.9.4 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2010 (File No. 000-50421) as filed with the Security and Exchange Commission on December 2, 2010).

10.5.1 Amended and Restated Security Agreement dated November 30, 2010, by and among Conn's, Inc. and the Existing Grantors thereunder, and Bank of America, N.A., in its capacity as Agent for Lenders (incorporated herein by reference to Exhibit 10.9.6 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2010 (File No. 000-50421) as filed with the Security and Exchange Commission on December 2, 2010).

10.5.2 Amended and Restated Continuing Guaranty dated as of November 30, 2010, by Conn's, Inc. and the Existing Guarantors thereunder, in favor of Bank of America, N.A., in its capacity as Agent for Lenders (incorporated herein by reference to Exhibit 10.9.7 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2010 (File No. 000-50421) as filed with the Security and Exchange Commission on December 2, 2010).

10.5.3 First Amendment to Amended and Restated Security Agreement dated July 28, 2011, by and among Conn's, Inc. and the Existing Grantors thereunder, and Bank of America, N.A., in its capacity as Agent for Lenders (incorporated herein by reference to Form 8-K (File No. 000-50421) as filed with the Security and Exchange Commission on August 11, 2011).

10.5.4 Second Amendment to Amended and Restated Security Agreement dated March 15, 2012, by and among Conn's, Inc. and the Existing Grantors thereunder, and Bank of America, N.A., in its capacity as Agent for Lenders (filed herewith).

10.6 Non-Executive Employment Agreement between Conn's, Inc. and Thomas J. Frank, Sr., approved by the Board of Directors June 19, 2009 (incorporated herein by reference to Exhibit 10.14.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2009 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 27, 2009).[t]

10.7 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.16 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[t]

10.8 Description of Compensation Payable to Non-Employee Directors (incorporated herein by reference to Form 8-K (file no. 000-50421) filed with the Securities and Exchange Commission on June 2, 2005).[t]

10.9 Executive Severance Agreement between Conn's, Inc. and Michael J. Poppe, approved by the Board of Directors August 31, 2011 (incorporated herein by reference to Exhibit 10.9 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2011 (File No. 000-50421) as filed with the Security and Exchange Commission on September 8, 2011).

10.10 Executive Severance Agreement between Conn's, Inc. and David W. Trahan, approved by the Board of Directors August 31, 2011 (incorporated herein by reference to Exhibit 10.10 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2011 (File No. 000-50421) as filed with the Security and Exchange Commission on September 8, 2011).

10.11 Executive Severance Agreement between Conn's, Inc. and Reymundo de la Fuente, approved by the Board of Directors August 31, 2011 (incorporated herein by reference to Exhibit 10.11 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2011 (File No. 000-50421) as filed with the Security and Exchange Commission on September 8, 2011).

| | |
|---|---|
| 10.12 | Executive Severance Agreement between Conn's, Inc. and Theodore M. Wright, approved by the Board of Directors December 05, 2011 (incorporated herein by reference to Exhibit 10.12 to Form 8-K (File No. 000-50421) as filed with the Security and Exchange Commission on December 8, 2011). |
| 11.1 | Statement re: computation of earnings per share is included under Note 1 to the financial statements. |
| 12.1 | Statement of computation of Ratio of Earnings to Fixed Charge (filed herewith) |
| 21 | Subsidiaries of Conn's, Inc. (incorporated herein by reference to Exhibit 21 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2007 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2007). |
| 23.1 | Consent of Ernst & Young LLP (filed herewith). |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith). |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith). |
| 32.1 | Section 1350 Certification (Chief Executive Officer and Chief Financial Officer) (furnished herewith). |
| t | Management contract or compensatory plan or arrangement. |

## Statement of Computation of Ratio of Earnings to Fixed Charges

| | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Income (loss) before minority interest and income taxes | $ (3,882) | $ 66 | $ 8,623 | $ 60,828 | $ 62,046 |
| Fixed charges | 34,430 | 40,699 | 34,880 | 37,105 | 36,560 |
| Capitalized interest | (21) | (18) | (89) | (164) | (252) |
| Total earnings | $ 30,527 | $ 40,747 | $ 43,414 | $ 97,769 | $ 98,354 |
| Interest expense (including capitalized interest) | $ 19,893 | $ 24,553 | $ 20,666 | $ 24,072 | $ 25,853 |
| Amortized premiums and expenses | 2,586 | 3,546 | 1,414 | 1,022 | 498 |
| Estimated interest within rent expense | 11,951 | 12,600 | 12,800 | 12,011 | 10,209 |
| Total fixed charges | $ 34,430 | $ 40,699 | $ 34,880 | $ 37,105 | $ 36,560 |
| Ratio of earnings to fixed charges (1) | - | 1.0 | 1.2 | 2.6 | 2.7 |

(1) Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-111280) pertaining to the Non-Employee Director Stock Option Plan of Conn's, Inc.

(2) Registration Statement (Form S-8 No. 333-111281) pertaining to the Incentive Stock Option Plan of Conn's, Inc.

(3) Registration Statement (Form S-8 No. 333-111282) pertaining to the Employee Stock Purchase Plan of Conn's, Inc.

(4) Registration Statement (Form S-8 No. 333-139208) pertaining to the Non-Employee Director Stock Option Plan and Restated Incentive Stock Option Plan of Conn's, Inc.

(5) Registration Statement (Form S-8 No. 333-174997) pertaining to the Omnibus Incentive Plan of Conn's, Inc.

(6) Registration Statement (Form S-8 No. 333-174998) pertaining to the Non-Employee Director Restricted Stock Plan of Conn's, Inc.

(7) Registration Statement (Form S-3 No. 333-157390) of Conn's, Inc.

of our reports dated Aprill1, 2012, with respect to the consolidated financial statements and schedule of Conn's, Inc., and the effectiveness of internal control over financial reporting of Conn's, Inc., included in this Annual Report (Form 10-K) of Conn's, Inc. for the year ended January 31, 2012.

/s/ Ernst & Young LLP

Houston, Texas
April 11, 2012

EXHIBIT 31.1

**RULE 13a-14(a)/15d-14(a) CERTIFICATION**
**(CHIEF EXECUTIVE OFFICER)**

I, Theodore M. Wright, certify that:

1. I have reviewed this annual report on Form 10-K of Conn's, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Theodore M. Wright
Theodore M. Wright
Chief Executive Officer and President

Date: April 11, 2012

EXHIBIT 31.2

**RULE 13a-14(a)/15d-14(a) CERTIFICATION**
**(CHIEF FINANCIAL OFFICER)**

I, Michael J. Poppe, certify that:

1. I have reviewed this annual report on Form 10-K of Conn's, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michael J. Poppe
Michael J. Poppe
Chief Financial Officer

Date: April 11, 2012

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Conn's, Inc. (the "***Company***") on Form 10-K for the period ended January 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "***Report***"), we, Theodore M. Wright, Chief Executive Officer and President of the Company and Michael J. Poppe, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Theodore M. Wright
Theodore M. Wright
Chief Executive Officer and President

/s/ Michael J. Poppe
Michael J. Poppe
Chief Financial Officer

Dated: April 11, 2012

A signed original of this written statement required by Section 906 has been provided to Conn's, Inc. and will be retained by Conn's, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

**CONN'S, INC.**
**3295 College St.**
**Beaumont, TX 77701**
**409-832-1696**

**NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS**
**To Be Held May 30, 2012**

To the Stockholders of Conn's, Inc.:

*NOTICE IS HEREBY GIVEN that the 2012 annual meeting of stockholders of Conn's, Inc. will be held on* Wednesday, May 30, 2012, at 3295 College Street, Beaumont, Texas 77701, commencing at 11:00 A.M., local time, for the following purposes:

1. to elect seven (7) directors nominated by our board of directors;
2. *to consider a proposal to approve an amendment to our certificate of incorporation to* increase the number of authorized shares of our common stock from 40 million (40,000,000) to fifty million (50,000,000);
3. to consider a proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer;
4. to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013;
5. to hold an advisory vote to approve the compensation of our named executive officers; and
6. to transact such other business as may properly come before the meeting.

Only stockholders of record at the close of business on April 2, 2012, are entitled to notice of and to vote at the 2012 annual meeting of stockholders or any postponement or adjournment thereof. A list of such stockholders, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each such stockholder, will be available for examination by any stockholder for any purpose relating to the meeting during ordinary business hours for a period of at least ten days prior to the meeting at our principal offices located at 3295 College Street, Beaumont, Texas 77701.

*We are pleased to take advantage of the U.S. Securities and Exchange Commission rule* that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, we are mailing to our stockholders, other than those who previously requested electronic or paper delivery of the proxy materials, a **Notice of Internet Availability of Proxy Materials** (the "Notice") for the fiscal year ended January 31, 2012, on or about April 20, 2012. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our Annual Report on Form 10-K for the fiscal year ended January 31, 2012 and a form of proxy card or voting instruction card.

**The vote of each stockholder is important. You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card or voting instruction card.**

By Order of the Board of Directors,

/s/ Sydney K. Boone, Jr.
SYDNEY K. BOONE, JR.
*Corporate Secretary*

April 20, 2012
Beaumont, Texas

## PROXY STATEMENT
## 2012 ANNUAL MEETING OF STOCKHOLDERS

**Date:** May 30, 2012

**Time:** 11:00 A.M., local time

**Location:** Conn's, Inc., 3295 College Street, Beaumont, Texas 77701

**Record Date and Number of Votes:** April 2, 2012. Holders of our common stock are entitled to one vote for each share of common stock they owned as of the close of business on April 2, 2012. You may not cumulate votes.

**Agenda:**

1. to elect seven (7) directors nominated by our board of directors;
2. to consider a proposal to approve an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock from forty million (40,000,000) to fifty million (50,000,000);
3. to consider a proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer
4. a proposal to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013;
5. to hold an advisory vote to approve the compensation of our named executive officers; and
6. to transact such other business as may properly come before the meeting.

**Proxies:** Unless you tell us on the form of proxy to vote differently, the named proxies will vote signed returned proxies:

1. "FOR" the election of the seven (7) directors nominated by the board of directors and named in this proxy statement;
2. "FOR" the proposal to approve an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock from forty million (40,000,000) to fifty million (50,000,000);
3. "FOR" the proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer
4. "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013; and
5. "FOR" the approval, on an advisory basis, of the compensation of our named executive officers.

The proxy holders will use their discretion on other matters. If a nominee for the board of directors cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.

**Proxies Solicited By:** The board of directors

**Distribution Date:** The Notice or the proxy materials, including this proxy statement, proxy card or voting instruction card and our Annual Report on Form 10-K, are being distributed and made available on or about April 20, 2012.

**YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.**
**Prompt return of your proxy will help reduce the costs of re-solicitation.**

## TABLE OF CONTENTS

## GENERAL INFORMATION REGARDING THE 2012 ANNUAL MEETING OF STOCKHOLDERS

**What constitutes a quorum? What is the Record Date? How many shares are outstanding?**

The holders of a majority of the outstanding shares of common stock entitled to vote at the 2012 annual meeting of stockholders, represented in person or by proxy, will constitute a quorum at the meeting. However, if a quorum is not present or represented at the meeting, the stockholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the meeting, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

On April 2, 2012, Record Date, there were 32,281,495 shares of our common stock issued and outstanding and entitled to vote, meaning that 16,140,748 shares of our common stock must be present in person or by proxy to have a quorum.

**What matters will be voted on at the Annual Meeting?**

The following matters will be voted on at the Annual Meeting:

1. to elect seven (7) directors nominated by our board of directors;

2. to consider a proposal to approve an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock from forty million (40,000,000) to fifty million (50,000,000);

3. a proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer

4. a proposal to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013;an advisory vote to approve the compensation of our named executive officers; and

5. such other business as may properly come before the meeting.

**How does the board of directors recommend that I vote?**

The board of directors recommends that you vote:

1. FOR the election of the seven (7) directors nominated by the board of directors and named in this proxy statement;
2. FOR the proposal to approve an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock from forty million (40,000,000) to fifty million (50,000,000);
3. FOR the proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer
4. FOR the ratification of the appointment of Ernst & Young LLP, as our independent registered public accounting firm for the fiscal year ending January 31, 2013; and
5. FOR the approval, on an advisory basis, of the compensation of our named executive officers.

**What vote is required to approve the proposals?**

Provided a quorum exists, the following votes are required for each Proposal:

Proposal One - To be elected, each director must receive a *plurality* of the shares voting in person or by proxy. A plurality means receiving the largest number of votes, regardless of whether that is a majority.

Proposal Two - An affirmative vote of a *majority* of the outstanding shares entitled to vote is necessary to approve the amendment to our certificate of incorporation to increase the number of shares of capital stock which the company shall have authority to issue to be 51 million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value of $0.01 per share, and one million (1,000,000) shares are Preferred Stock.

Proposal Three – An affirmative vote of a *majority* of shares present, in person or proxy, and entitled to vote at the meeting is required to approve the proposal to approve an Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer.

Proposal Four – An affirmative vote of a *majority* of shares present, in person or proxy, and entitled to vote at the meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013.

Proposal Five – An affirmative vote of a *majority* of the shares present, in person or proxy, and entitled to vote at the meeting is required to give advisory (non-binding) approval of the compensation of our named executive officers as disclosed in this proxy statement. Because your vote is advisory, it will not be binding on the board of directors or on us; however, the board of directors and we will review the voting results and take them into consideration when making future decisions regarding executive compensation.

**Who is entitled to vote at the Annual Meeting?**

Only stockholders of record as of the close of business on the Record Date, April 2, 2012, are entitled to notice of and to vote at the meeting or any adjournments of the meeting. Each share of common stock entitles the holder to one vote per share.

**What will happen if I do not specify how my shares are to be voted, but do submit a proxy?**

*Stockholders of Record.* If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted:

- FOR the election of the seven (7) directors nominated by our board of directors and named in this proxy statement.

- FOR approval of the amendment to our certificate of incorporation to increase the number of shares of capital stock which the company shall have authority to issue to be 51 million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value of $0.01 per share, and one million (1,000,000) shares are Preferred Stock

- FOR approval of the Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer;

- FOR the ratification of the Audit Committee's appointment of Ernst & Young LLP, as our independent registered public accounting firm for the fiscal year ending January 31, 2013.

- FOR advisory approval of the compensation of our named executive officers, as disclosed in this proxy statement.

*Beneficial Owners.* If you are a beneficial owner and you do not provide voting instructions to the broker or other nominee that holds your shares, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal, and may not be able to vote on all proposals presented for a vote at the annual meeting, including Proposals 1, 2, 3 and 5.

**What will happen if I do not vote my shares?**

*Stockholders of Record.* If you are the stockholder of record and you do not vote by proxy card, by telephone, by the internet or in person at the annual meeting, your shares will not be voted at the annual meeting. For Proposals One, Three, Four and Five, failure to vote will not affect the outcome of the proposal. However, for Proposal Two, the failure to vote has the same effect as voting against the proposal.

*Beneficial Owners.* If you are the beneficial owner of shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote, which does not include non-routine matters, including Proposals 1, 2, 3, and 5.

**How do I vote and what are the voting deadlines?**

*Stockholders of Record.* If you are a stockholder of record, you may vote by any of the following methods:

- **By Mail.** You may submit your vote by completing, signing and dating your proxy card received and returning it in the prepaid envelope so that it is received no later than May 29, 2012.

- **By Internet or Telephone.** You may vote your shares by Internet or telephone, by following the instructions in your Notice. If you vote by Internet or telephone, you should not return your proxy card. These votes must be received by 11:59 P.M., Eastern Time, on May 29, 2012.

- **In person at the annual meeting.** You may vote your shares in person at the annual meeting. Proxy cards will be available for you at the meeting, or you may bring the one provided you, and deliver the completed and executed card to the inspector of election at the annual meeting.

*Beneficial Owners.* If you are a beneficial owner of your shares, you should receive a Notice of Internet Availability of Proxy Materials or voting instructions from the broker or nominee holding your shares. You should follow the instructions provided to you by your broker in order to properly advise them of your voting instructions. Shares held beneficially may be voted at the annual meeting only if you obtain a legal proxy from your broker or nominee giving you the right to vote, and presenting that legal proxy together with your vote to the inspector of election at the annual meeting.

***Can I revoke or change my vote?***

*Stockholders of Record.* If you are a stockholder of record, you may revoke your vote at any time before the final vote at the annual meeting by:

- signing and returning a new proxy card at a later date;

- submitting a vote by telephone or the Internet at a later date;

- attending the annual meeting and voting in person again; or

- delivering a written revocation to our Corporate Secretary at the address provided to you in this proxy statement or to **Broadridge Financial Services, 51 Mercedes Way, Edgewood, NY 11717, Attn: Vote Processing**.

*Beneficial Owners.* If you are the beneficial owner of your shares, you must contact your broker or nominee holding your shares, and follow their instructions for revocation or changing your vote.

Your attendance at the annual meeting will not automatically revoke your proxy unless you vote again at the annual meeting.

**What is the effect of a broker non-vote?**

Brokers or other nominees who hold shares of our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting directions from the beneficial owner at least ten days prior to the annual meeting. If the broker or nominee does not receive voting instructions from the beneficial owner in sufficient time to enable its timely voting of the shares, and does not have discretionary voting rights to vote the shares for particular proposals, such is treated as a broker non-vote. This broker non-vote will be counted for purposes of determining whether a quorum exists, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. In order to minimize the number of broker non-votes and to ensure that your voice is heard in the election of directors, ***we encourage you to provide voting instructions to the organization that holds your shares*** by carefully following the instructions provided in the Notice.

**Who will count the votes?**

Broadridge Financial Solutions, Inc. has been engaged as our independent agent to receive and tabulate our stockholder votes, and will act as our independent inspector of election, who will will certify the election results and perform any other acts required by the Delaware General Corporation Law.

**How will the Stephens Inc. shares owned be voted?**

Pursuant to the terms of a "voting trust agreement" entered into by Stephens Inc. and certain affiliates of Stephens Inc. which collectively own approximately 23.7% of our common stock, unless the Voting Trust is revoked or otherwise expires, the trustee of the Voting Trust must vote the shares of common stock held by the voting trust "FOR" or "AGAINST" any proposal or other matter submitted to our stockholders for approval in the same proportion as the votes cast "FOR" and "AGAINST" such proposal or other matter by all other stockholders, not counting abstentions. Therefore, each proxy received voting "FOR" or "AGAINST" any proposal will result in a proportionate number of shares held in the Voting Trust to be voted "FOR" or "AGAINST" a proposal. For proposals requiring a selection of a particular choice, the Voting Trust will be voted in the same proportion as the votes cast for each alternative, not counting abstentions. Abstentions and broker non-votes will not impact how the shares in the voting trust are counted.

**How are Stockholder Proposals included in the proposals submitted to Stockholders for voting? How is any Other Business voted on by stockholders?**

Stockholders have the right to seek to nominate directors and present proposals for inclusion in our proxy statement for consideration at an annual meeting of stockholders. To be included in our proxy statement and considered at our next annual meeting, you must submit nominations of directors or other proposals, in addition to meeting other legal requirements within appropriate time periods. We must receive your nominations and proposals for our 2013 annual meeting for possible consideration at the meeting no earlier than December 20, 2012 and no later than January 21, 2013, and for possible inclusion in the proxy statement by no later than December 20, 2012. However, if the date of the 2013 annual meeting changes by more than 30 days from the first anniversary date of this year's meeting, then we must receive your nominations and proposals within a reasonable time before we begin to print and mail our proxy materials if you want them included in the proxy statement.

We do not intend to bring any business before the 2012 annual meeting other than the matters described in this proxy statement and we have not been informed of any matters or proposals that may be presented at the meeting by stockholders. If however, any other business should properly arise and be properly submitted for a vote at the 2012 annual meeting, the persons appointed in the proxy have discretionary authority to vote in accordance with their best judgment.

**Who is paying the cost of solicitation of proxies?**

We will bear the cost of soliciting proxies. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and employees by other means, including telephone, e-mail or in person. No special compensation will be paid to directors, officers or employees for the solicitation of proxies. To solicit proxies, we may also request the assistance of banks, brokerage houses and other custodians, nominees or fiduciaries, and, upon request, will reimburse such organizations or individuals for their reasonable expenses in forwarding the Notice and other soliciting materials to beneficial owners and in obtaining authorization for the execution of proxies.

**Do we provide for Electronic Delivery of Proxy Materials?**

Pursuant to rules adopted by the SEC, we provide access to the proxy materials over the Internet. Accordingly, we are sending a **Notice of Internet Availability of Proxy Materials,** the Notice, to our stockholders owning shares of our common stock as of the Record Date. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our Annual Report on Form 10-K for the fiscal year ended January 31, 2012 and a form of proxy card or voting instruction card. In addition, the Notice will provide stockholders with instructions on how to request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. A stockholder's election to receive proxy materials by mail or electronically by e-mail will remain in effect until the stockholder terminates such election. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the annual meeting and lower the costs of printing and distributing our proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message each successive year with instructions containing a link to those materials and a link to the proxy voting website.

Our proxy materials are also available on our website at www.conns.com, at www.proxyvote.com, and at the SEC's website at www.sec.gov.

**How can I find the result of the voting at the annual meeting?**

Preliminary voting results will be announced at the annual meeting. Final results will be published in a current report on Form 8-K or in our Form 10-Q for the quarter ended April 30, 2012, to be filed with the SEC within four business days after the annual meeting. The Form 8-K or Form 10-K will be posted on our website at www.conns.com, under "Investor Relations".

## PROPOSALS FOR STOCKHOLDER ACTION

### PROPOSAL ONE:
### ELECTION OF DIRECTORS

**Number of Directors to be Elected**

Our board is currently constituted with ten director positions, seven (7) of which positions are to be elected at the 2012 annual meeting of stockholders. We currently intend to leave three (3) vacant board position in place to allow the board time to determine viable and qualified candidates to fill one or all of those positions. The seven (7) directors elected at the annual meeting will hold office until the 2013 annual meeting of stockholders or until their respective successors have been elected and qualified or their earlier death, resignation or removal. You may not vote for a greater number of directors than those nominated.

*Criteria for Nomination to the Board of Directors.* Those persons nominated to our board of directors are selected by the Nominating and Corporate Governance Committee in accordance with the Committee's charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines, and the criteria determined by the board for our director candidates. The Nominating and Corporate Governance Committee of our board of directors in considering the nomination of the directors identified below to serve until the 2013 annual meeting, sought and considered individuals with strong personal reputations and experience in business and other areas that are relevant and important to the financing, strategy and operations of the company, as well as financial expertise to qualify as a "financial expert" for our Audit Committee. Each nominee for election as a director at this annual meeting of the stockholders of the company holds or has held senior executive positions in organizations providing such background and expertise objectives, and each has the necessary business and financial experience sought by the company in those areas, including strategic and financial planning, public company financing and reporting, compliance, risk management and leadership. Each of the nominated directors also has experience of serving on boards or in senior executive management of publicly held companies or governmental services requiring strong business and leadership acumen and implementation.

The Nominating and Corporate Governance Committee also considered and believes that each of the nominated individuals to serve as members of the board of directors has valuable personal and business attributes that have and will continue to be valuable to the company in their advice and guidance to the executive members of the company. The Nominating and Corporate Governance Committee takes into account in its considerations, diversity in range of backgrounds, perspectives and experience of the individuals it recommends for nomination to our board of directors. The specific experience of each nominee considered by the Nominating and Corporate Governance Committee is detailed in their respective biographies set forth below.

**Board Nominees**

Our board of directors met in March 2012 and considered the candidates for nomination for election to the board at the 2012 annual meeting of stockholders. The Nominating and Corporate Governance Committee of the board of directors, consisting of three independent members of the current board of directors, recommended that the full board nominate:

Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
David Schofman
Scott L. Thompson
Theodore M. Wright

for election or re-election to the board of directors at the 2012 annual meeting. Other than Mr. Schofman, each of the nominated directors was elected at our 2011 annual meeting and served on the board of directors during fiscal year ended January 31, 2012 and during the current fiscal year through the date of the 2012 annual meeting. Mr. Schofman was nominated by our Nominating and Corporate Governance Committee to stand for election to our board of directors at its meeing in March 2012. One of our current directors, William T. Trawick, has elected to not stand for reelection. Mr. Trawick is in process of entering retirement from all active business activities. In making these recommendations, the Nominating and Corporate Governance Committee considered the experience, qualifications, attributes and skills of each of the nominees as described above and the requirements and qualifications discussed under "Board of Directors - Nominating Policies and Procedures" on page 21 of this Proxy Statement. Based on this recommendation, our board of directors has nominated the following individuals to be elected by the stockholders at the 2012 annual meeting:

| Name | Position | Age | Director Since | Committee Membership |
|---|---|---|---|---|
| Marvin D. Brailsford | Independent Director | 73 | September 2003 | Audit Committee - Chair |
| Jon E.M. Jacoby | Independent Director | 74 | April 2003 | Compensation Committee - Chair<br>Nominating and Corporate Governance Committee - Chair |
| Bob L. Martin | Independent Director | 63 | September 2003 | Nominating and Corporate Governance Committee<br>Compensation Committee |
| Douglas H. Martin | Director | 58 | September 2003 | |
| David Schofman | Independent Director | 40 | | |
| Scott L. Thompson | Independent Director | 53 | June 2004 | Audit Committee (Financial Expert) |
| Theodore M. Wright | Chairman of the Board, Chief Executive Officer and President | 49 | September 2003 | |

Those identified as "independent director" have been determined by our board to be independent. All nominees have consented to serve as directors. The board has no reason to believe that any of the nominees will be unable or unwilling to act as a director. In the event any of these nominated directors is unable to stand for election, the board of directors may either reduce the size of the board or designate a substitute.

For biographical information and the experience, qualifications, attributes and skills of each that caused the Nominating and Corporate Governance Committee and our board of directors to determine that the nominees should serve as one of our directors regarding each of the board's nominees for director, please refer to "Existing Board of Directors and Board of Director Nominees for 2012 and 2013" on page 14 of this Proxy Statement.

**We Recommend That You Vote For Each Of The Board Nominees.**

## PROPOSAL TWO:
## APPROVAL OF THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION

### General

Currently, our certificate of incorporation authorizes the number of shares of capital stock which the company shall have authority to issue to be 41 million (41,000,000) shares of stock, of which forty million (40,000,000) shares are Common Stock, par value of $0.01 per share, and one million (1,000,000) shares are Preferred Stock. In March 2012, our board adopted a proposal to amend our certificate of incorporation to increase the number of shares of capital stock which the company shall have authority to issue to be 51 million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value of $0.01 per share, and one million (1,000,000) shares are Preferred Stock, subject to stockholder approval of the amendment. Our board has declared the proposed amendment to be advisable and in the best interests of the company and the stockholders.

### Proposed Amendment

We propose to amend the first paragraph of ARTICLE FOUR of our certificate of incorporation as follows:

"The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is fifty one million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value of $0.01 per share ("Common Stock"), and one million (1,000,000) shares are Preferred Stock ("Preferred Stock")."

The remaining provisions of ARTICLE FOUR and our certificate of incorporation will remain the same and in full force and effect.

### Purpose of Proposed Amendment

As of the Record Date, the company had 32,281,495 shares of common stock issued and outstanding. Additionally the company had 2,504,044 shares reserved for issuance pursuant to the company's existing Amended and Restated 2003 Incentive Stock Option Plan, 483,000 shares reserved for issuance pursuant to the company's existing Amended and Restated 2003 Non-Employee Director Stock Option Plan, 1,135,000 shares reserved for issuance pursuant to the Company's 2011 Omnibus Incentive Plan for its employees, 300,000 shares reserved for issuance pursuant to the Company's 2011 Non-Employee Director Restricted Stock Plan, and 1,105,138 shares reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. If all of the shares of common stock reserved for issuance pursuant to these plans are in fact issued, then 37,808,677 shares of the Company's common stock would be issued and outstanding. The company's certificate of incorporation currently provides that the Company shall have the authority to issue forty million (40,000,000) shares of common stock which will leave only 2,191,323 shares authorized for issuance by the Company for corporate business purposes. The board of directors has determined that in order to permit the company to have sufficient authorized shares of common stock for normal corporate business purposes, it is in the best interests of the company to increase its authorized shares of common stock by ten million (10,000,000) shares to fifty million (50,000,000) shares of authorized common stock. We believe that the availability of authorized but unissued shares will provide us with the flexibility to issue our common stock for a variety of corporate purposes, including but not limited to, acquisitions, declaring future stock splits and raising equity capital as necessary. We believe that we will benefit by having the additional shares available for such purposes without delay, and the risk of non-approval of this proposal by our stockholders is that we could be prohibited from taking advantage of these opportunities. There are no current plans, arrangements, commitments or understandings with respect to the issuance of any of the additional shares of our common stock which would be authorized by the proposed amendment.

**Effect of Proposed Amendment**

Our stockholders do not have preemptive rights with respect to our common stock. Thus, should our board of directors elect to issue additional shares of our common stock, existing stockholders would not have any preferential rights to purchase the shares. If our board of directors elects to issue additional shares of our common stock, the issuance could have a dilutive effect on the earnings per share, book value per share, voting power and interest of current stockholders.

If the proposed amendment is approved by our stockholders, the additional shares generally will be available for issuance from time to time by us without further action by the stockholders. Stockholder approval of these issuances may be required by applicable law or regulatory agencies, but in most instances we will have the authority to issue or reserve for issuance additional shares of our common stock without the approval of our stockholders.

The proposal could have an anti-takeover effect, although that is not our intention. For example, if we were the subject of a hostile takeover attempt, we could try to impede the takeover by issuing shares of our common stock, which would dilute the voting power of the other outstanding shares and increase the potential cost of the takeover. The availability of this defensive strategy could discourage unsolicited takeover attempts, which would limit the opportunity for stockholders to realize a higher price for their shares than is generally available in the public markets. We are not aware of any attempt, or contemplated attempt, to acquire control of us, and this proposal is not being presented with the intent that it be used as a type of anti-takeover device.

If the proposed amendment is adopted, we intend to immediately file it with the Secretary of State of the State of Delaware, at which time it will become effective. However, even if the stockholders approve the proposed amendment to our certificate of incorporation, our board of directors retains discretion under Delaware law not to implement the proposed amendment. If our board of directors were to exercise such discretion, the number of shares of common stock authorized for issuance would remain at forty million (40,000,000).

**We Recommend That You Vote For Approval**
**Of The Amendment To Our Certificate Of Incorporation.**

## PROPOSAL THREE:
## APPROVAL OF AN INCENTIVE COMPENSATION AWARD AGREEMENT WITH THEODORE M. WRIGHT, CHIEF EXECUTIVE OFFICER

**General**

In March 2012, our board adopted a proposal, subject to stockholders' approval, to enter into an Incentive Compensation Award Agreement with Mr. Wright, our Chief Executive Officer and President (the "Award Agreement"). Approval of the Award Agreement will allow the annual incentive bonus payments payable to Mr. Wright thereunder to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Code Section 162(m)"). The amounts previously paid to Mr. Wright may be found under the Summary Compensation Table on page 30.

**Code Section 162(m)**

Code Section 162(m) places a limit of $1,000,000 per person on the amount we may deduct in any one year for compensation paid to its CEO and the next three highest compensated officers (other than the Chief Financial Officer). Compensation is exempt from this per-person limit and therefore deductible for tax purposes (even if the $1,000,000 is exceeded) if the compensation paid to any of these individuals satisfies the conditions for "qualified performance-based compensation" set forth under Code Section 162(m). One of the conditions requires stockholders' approval of the material terms of the performance goals of the plan under which the compensation will be paid.

For purposes of Code Section 162(m), the material terms of the performance goals include: (i) the employees eligible to receive compensation under the plan, (ii) a description of the business criteria on which the performance goal is based, and (iii) either the maximum amount of compensation that can be paid to a covered employee under the performance goal or the formula used to calculate the amount of compensation that could be paid if the performance goal is satisfied.

The Award Agreement will not become effective unless stockholder approval is obtained. However, if the stockholders do not approve the Award Agreement, Mr. Wright may still be entitled to such performance-based compensation, but the company may not be entitled to deduct, for federal income tax purposes, all compensatory payments to Mr. Wright.

Nothing in the following proposal precludes the board of directors or its Compensation Committee from making any payment or granting awards that do not qualify for tax deductibility under Code Section 162(m).

**Summary of Proposed Award Agreement**

The following is a summary of the material terms of the Award Agreement. This summary is qualified in its entirety by the full text of the Award Agreement, which is attached as Appendix A to this proxy statement.

The Award Agreement provides that Mr. Wright will be eligible to receive a cash bonus following the close of the 2013 fiscal year and each fiscal year thereafter for which Mr. Wright continues his employment with the company (each such fiscal year, a "Performance Period").

Within ninety (90) days after the commencement of each Performance Period, the Compensation Committee will establish, in writing, the objective formula for determining the cash bonus for such performance period. The Compensation Committee will use one or more of the following performance measures for this purpose (applied with respect to the company or any affiliate or division of the company, as determined by the Compensation Committee): (a) total revenues or any component thereof; (b) operating income, pre- or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash from operations; (d) earnings per share; (e) value of the company's stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis.

Following the close of each Performance Period, the Compensation Committee will determine whether the applicable performance measures have been attained and the amount of the cash bonus, if any, payable to Mr. Wright. Such amount will be paid to Mr. Wright within thirty days of this determination.

Under no circumstances will the cash bonus payable Mr. Wright with respect to any Performance Period exceed $1,920,000. No bonus will be payable to Mr. Wright for a Performance Period if Mr. Wright is not employed by the company on the last day of such performance period.

**Purpose of the Agreement**

Mr. Wright is in a position to have a significant impact on the performance of the company. The Award Agreement is intended provide the appropriate level of incentive compensation to Mr. Wright, as determined annually by the Compensation Committee, and to preserve the deductibility of such payments, if and when made to Mr. Wright, for federal income tax purposes.

**New Plan Benefits**

Because it is within the discretion of the Compensation Committee to determine the performance targets and the amount of any annual bonus payable to Mr. Wright under the Award Agreement, it is not presently possible to determine the future amounts of payments, if any, payable pursuant to the Award Agreement.

**Other Compensation**

The Award Agreement is not exclusive. The company may pay other bonuses and other compensation to Mr. Wright under authority of the board of directors and applicable law. If the Award Agreement is not approved by shareholders, the company currently contemplates that any cash bonus payable to Mr. Wright in respect of the 2013 fiscal year would be discretionary. Any such bonus then paid would not be deductible under Code Section 162(m) to the extent that (when combined with other non-exempt compensation paid) it exceeds the $1,000,000 limit on non-exempt compensation.

**We Recommend That You Vote For**
**The Incentive Compensation Award Agreement for**
***Theodore M. Wright, our Chief Executive Officer***

## PROPOSAL FOUR:
## RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended January 31, 2012. The Audit Committee of the board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013. Our board of directors has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the 2012 annual meeting. Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. The Audit Committee believes it to be in the best interests of our stockholders to retain Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent public accounting firm at any time during the year if they determine that such a change would be in our best interests and those of our stockholders. The Audit Committee annually reviews the performance of our independent public accountants and the fees charged for their services. The Audit Committee anticipates, from time to time, obtaining competitive proposals from other independent public accounting firms for our annual audit. Based upon the Audit Committee's analysis of this information, we will determine which independent public accounting firms to engage to perform our annual audit each year. Representatives of Ernst & Young LLP will attend the 2012 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

**We Recommend That You Vote For the Ratification of Ernst & Young LLP As Our Independent Registered Public Accounting Firm.**

## PROPOSAL FIVE:
## ADVISORY VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve or disapprove, in a non-binding advisory vote, the compensation of our named executive officers. At our annual meeting of stockholders held on May 24, 2011, our stockholders recommended in an advisory vote that we hold the advisory vote for approval of the compensation of our named executive officers annually. Our board of directors has agreed with this advisory vote, and have determined to hold this vote annually.

As described in our "Compensation Discussion and Analysis", beginning on page 21, our compensation program for executives is designed to (i) reward performance that increases our stockholder value, including individual measured goals and objectives, (ii) attract, retain and motivate executives by offering competitive compensation, and (iii) build and encourage ownership of shares of our common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our stockholders. These goals are intended to reward our executive officers and encourage their long term commitment to the company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our company's financial performance, and an equity incentive compensation program through granting of stock options, restricted stock and restricted stock units and other equity opportunities, tied to the executive officers performance, retention and motivation, fulfill our objectives. Please read the "Compensation Discussion and Analysis", beginning on page 21 for a complete discussion of these objectives, the determination of and the elements of compensation and awards for our executive officers, as well as these elements paid and awarded during our fiscal year 2012.

The Compensation Committee of our board of directors in applying these objectives, relied upon:

- input and recommendations received from our Chairman and Chief Executive Officer regarding the performance of each executive officer other than the Chairman and the Chief Executive Officer, each of whose performance is analyzed by the Compensation Committee, the provided documented support for the attainment by individual executive officers of their respective goals and objectives, and areas of responsibilities and expectations for future performance and goal attainment;

- publicly available information with respect to the executive compensation practices of certain public companies in our industry and peer groups;

- the analysis and recommendations regarding our compensation programs for our executive officers, of Frederick W. Cook & Co., a compensation consultant that served as an independent advisor; and

- the individual members' of the Compensation Committee knowledge of industry compensation practices and programs.

The vote on this Proposal is advisory, and not binding on us, the Compensation Committee or our board of directors. To the extent there is any significant vote against the named executive officers' compensation, the Compensation Committee will consider our stockholders' advisory vote, and evaluate whether, and if so to the extent any actions are necessary to address our named executive officers' compensation program.

**We Recommend That You Vote For The Compensation Of Our Named Executive Officers.**

## BOARD OF DIRECTORS

**Existing Board of Directors and Board of Director Nominees For 2012 and 2013:**

**Theodore M. Wright** was elected as our Chief Executive Officer and President effective December 5, 2011, having previously served as our Interim Chief Executive Officer and President from February 27, 2011 until this election. He was elected as Chairman of our board of directors effective December 7, 2010 and has served as a director since September 2003 when the company became a publicly held entity. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its Chief Financial Officer from April 1997 to April 2003. Mr. Wright also served on Sonic Automotive, Inc. board of directors from 1997 through 2004. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP's Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP's National Office of Accounting Research and SEC Services Department. Mr. Wright currently serves on the board of directors of Titan Machinery, Inc., and serves as a member of its audit committee and its compensation committee. Mr. Wright received a B.A. from Davidson College.

Mr. Wright has extensive accounting knowledge and public company audit committee experience and provides valuable guidance to our board of directors in overseeing financial and accounting aspects of our company's operations. He previously served on the board of directors' audit committee as its chairman, and on the board's compensation committee. In addition, his prior experience as executive of a public company in the retail industry provides additional insights to our board of directors. His service to our company as our Chief Executive Officer and President provides Mr. Wright with additional and particular knowledge of our company that he brings to our board of directors.

**Marvin D. Brailsford** has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government's Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia., General Brailsford served on the board of directors of Illinois Tool Works, Inc. from 1996 until his resignation in 2011, and was a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University's John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College.

General Brailsford has extensive experience overseeing and evaluating complex operational processes which enhance the analysis of our own internal operations, programs and processes. He is a highly respected leader who brings extensive experience from his days serving our country, and extensive board management and corporate governance experience to our board of directors. General Brailsford has served on our Audit Committee for the fiscal year ended January 31, 2012, and as Chairman of our Audit Committee from March 23, 2011.

**Jon E.M. Jacoby** has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of The Stephens Group LLC, a family-owned investment company, and, on June 30, 2006, was elected as Executive Vice President of SF Holdings, Inc., formerly known as The Stephens Group, Inc. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he was employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. During the previous five years, Mr. Jacoby served as a director of Stephens Group, Inc. and its then wholly-owned subsidiary Stephens Inc. until 2006, and of Sangamo BioSciences, Inc. until 2007. Mr. Jacoby has also previously served on the board of directors of Delta and Pine Land Company, Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School.

Mr. Jacoby brings to our board of directors expertise in investment and financial analysis through his career and other board experience. His experience in investment valuation and analysis makes him a valuable resource to our board of directors. Additionally, Mr. Jacoby's relationship with holders of a large number of our company's shares of stock helps the board of directors to have more direct insight into how its decisions impact our stockholders.

**Bob L. Martin** has served as director since September 2003. Mr. Martin was elected as an Operating Partner of The Stephens Group LLC, a family-owned investment company in March, 2012. He was previously a consultant to that entity. Mr. Martin has over 34 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard's, Inc. During the previous five years, Mr. Martin served as a director of Dillard's, Inc. until 2006, and also served as director of Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. Mr. Martin currently serves on the board of directors of Gap, Inc. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University.

Mr. Martin was selected to serve on our board of directors due to his extensive experience in information technology and the retail industry, as well as his service and experience on a host of other public company boards. Mr. Martin's experiences contribute to our board of directors' understanding of innovations and issues affecting information technologies and retail strategies in our industry and marketplace.

**Douglas H. Martin** has served as a director of the predecessor to the company since 1998, and was appointed as one of our directors in September 2003, when we became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm's capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

Mr. Martin brings to our board of directors diverse experience in investment analysis and valuation, and has extensive experience and insights into debt and equity financing and structuring, capital markets and capitalization strategies. Mr. Martin brings historical working knowledge of our company to our board of directors due to his long tenure and relationship with us. Mr. Martin's relationship with the holders of a large number of shares of our stock also helps the board of directors to have more direct insight into how its decisions impact our stockholders.

**David Schofman** was nominated to serve on our board of directors by our Nominating and Corporate Governance Committee at its meeting in March 2012. Mr. Schofman is currently the Chief Executive Officer of Coro Health, LLC, a new media healthcare company. He serves on the board of directors of CPO Commerce, Inc., a position he has held since January 2005, and an owner of 2L2 Development, Inc., a family owned development and construction company. In addition Mr. Schofman participates in several other business ventures through his private equity and management services business, AnderSchof, Investments LLP. Mr. Schofman has previously served as the Chief Executive Officer of Callaway Golf Interactive from June 2004 to September 2007, and as the Executive Vice President Global Ecommerce of Callaway Golf from 2004 to 2007. Mr. Schofman was the co-founder and CEO of FrogTrader from 2000-2004 until the company was sold to Callaway Golf. Prior to that, Mr.

Schofman was the co-founder and CEO of International Golf Outlet from 1995-1999, which was sold to CBS Sportsline. Mr. Schofman is a graduate of the University of Texas at Austin in 1994.

Mr. Schofman has varied and valuable experience in electronic media, E-commerce, retail operations, branding and merchandising strategies. Having built and operated several business ventures, Mr. Schofman brings invaluable background and assets to our board of directors. He also brings our board of directors a high level of executive experience due to his serving as chief executive officer of businesses, as well as his serving as a director of other company boards of directors and advisors.

**Scott L. Thompson** has served as a director since June 2004. Mr. Thompson has been designated as a certified director by the National Association of Corporate Directors. Mr. Thompson is currently the Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc., and Chairman of its board of directors, positions he has held since 2008. From May 2008 until October 13, 2008, Mr. Thompson served as Senior Executive Vice president and Chief Financial Officer of Dollar Thrifty. Mr. Thompson retired from Group 1 Automotive, Inc. where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2004. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson has previously served, during the previous five years, on the board of directors of UAP Holding Corp. through 2008, and is currently serving on the Board of Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant.

Mr. Thompson's varied and valuable experience in the financial, retail, operational, corporate governance and accounting areas of business brings invaluable background and assets to our board of directors. He also brings our board of directors a high level of executive experience due to his serving as chief executive officer of a public company, as well as his serving as a director of other public company boards of directors, and by being designated as a Certified Director by the National Association of Corporate Directors. Mr. Thompson has served on our Audit Committee for the fiscal year ended January 31, 2012, and to the 2012 Annual Meeting, and was our Audit Committee's financial expert during that period.

If elected, these directors will serve one year terms which expire at our 2013 annual meeting of stockholders.

**Nomination Policies and Procedures**

In preparation of our initial public offering, the company conducted a thorough process of selecting qualified directors for our board. All directors whose terms expire at this annual meeting, except Mr. Jacoby and Mr. Thompson, were appointed in September 2003 in preparation for that offering. Mr. Jacoby was appointed to our board in April 2003, Mr. Thompson was appointed to our board in June 2004. Our independent directors acted as the nominating committee prior to the creation of the Nominating and Corporate Governance Committee by our board of directors at its board meeting held in March 2008. The Nominating and Corporate Governance Committee consists of three of our current independent directors, Jon E.M. Jacoby, Bob L. Martin and William T. Trawick.

The goal of our board has been and continues to be, to identify nominees for service on the board of directors who will bring a diversity and variety of perspectives and skills from their professional and business experience, including financial and accounting experience as appropriate. In carrying out its function to nominate candidates for election to our board, the Nominating and Corporate Governance Committee considers the mix of skills, experience, character, commitment, and diversity – diversity being broadly construed to mean a variety of opinions, perspectives, experiences and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics, all in the context of the requirements of our board at that point in time. The Nominating and Corporate Governance Committee will assess the effectiveness of this policy annually in connection with the nomination of directors for election at the annual meeting of stockholders. In furtherance of our board's goal of identifying and selecting nominees, our board has adopted nominating policies and procedures which are available on our website at www.conns.com under "Investor Relations – Corporate Governance".

The Nominating and Corporate Governance Committee assists the board in fulfilling its responsibilities by (1) identifying individuals believed to be qualified to become members of the board, consistent with criteria approved by the board, (2) recommending candidates to the board for election or reelection as directors, including director candidates submitted by our stockholders, and (3) overseeing, reviewing and making periodic recommendations to the board concerning our corporate governance policies.

The Nominating and Corporate Governance Committee will consider candidates for nomination proposed by stockholders so long as they are made in accordance with the provisions of Section 2.14 of our Bylaws. Section 2.14 of our Bylaws requires that the stockholder provide written notice to our Secretary no later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the mailing of the proxy statement for the immediately preceding annual meeting of the stockholders. The notice to our Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in the business by the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address, as they appear on the company's books, of such stockholder and beneficial owner; and (ii) the class and number of shares of the company that are owned beneficially and held of record by such stockholder and such beneficial owner. Notwithstanding this procedure, the board may, in its discretion, exclude from any proxy materials sent to stockholders any matters that may properly be excluded under the Exchange Act, Securities and Exchange Commission rules or other applicable laws.

The Charter of the Nominating and Corporate Governance Committee sets forth the minimum requirements for a person to be qualified to be a member of the board of directors, which are that a person must (i) be an individual of the highest character and integrity and have an inquiring mind, vision, a willingness to ask hard questions and the ability to work well with others; (ii) be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper and reasonable performance of the responsibilities of a director; (iii) be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and board committee member (including developing and maintaining sufficient knowledge of the company and its industry; reviewing and analyzing reports and other information important to the board and committee responsibilities; preparing for, attending and participating in board and committee meetings; and satisfying appropriate orientation and continuing education guidelines); and (iv) have the capacity and desire to represent the balanced, best interest of the stockholders as a whole and not primarily a special interest group or constituency. The Nominating and Corporate Governance Committee evaluates whether certain individuals possess the foregoing qualities and recommends to the board for nomination candidates for election or re-election as directors at the annual meeting of stockholders, or if applicable, at a special meeting of stockholders. This process is the same regardless of whether the nominee is recommended by our board or one of our stockholders.

## Independent Board Composition

NASDAQ requires that a majority of the board of directors of a listed company be "independent." NASDAQ's rules provide that an independent director is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board has determined that each of Marvin D. Brailsford, Jon E.M. Jacoby, Bob L. Martin, Scott L. Thompson and William T. Trawick is "independent" as defined under SEC and NASDAQ rules, and has determined that David Schofman, who is nominated by the Nominating and Corporate Governance Committee to become a member of our board of directors if elected at our 2012 annual meeting, to be "independent" as defined under SEC and NASDAQ rules. Prior to his becoming our Interim Chief Executive Officer and President on February 27, 2011, Theodore M. Wright had also been determined by our board as "independent" as defined under SEC and NASDAQ rules.

The independent directors of the board held executive sessions at each regular meeting of the board of directors during fiscal 2012.

At the meeting of the Nominating and Corporate Governance Committee held in March 2012, the Committee discussed the relationships of Jon E.M. Jacoby and Bob L. Martin with The Stephens Group, LLC, which together with its participants and family members owns approximately 26.07% of our common stock, and whether those relationships impacted their ability to exercise independent judgment in carrying out their responsibilities as a director.

The Committee discussed the fact that Mr. Jacoby's independence has been approved by the Committee and/or the company's board of directors every year since the company's fiscal year 2008, the year in which The Stephens Group, LLC and Stephens Inc. became independent of each other. The Committee considered Mr. Jacoby's relationship with The Stephens Group, LLC, and that Mr. Jacoby, although previously employed by Stephens Inc, which has provided investment banking and brokerage services to the company, was not involved in any investment activities of Stephens Inc. The Committee considered Mr. Jacoby's positions with these significant shareholders, the fact that Mr. Jacoby is not involved with the investment services of Stephens Inc., and his lack of control of voting of common stock owned by The Stephens Group, LLC, or SG-1890 LLC, an affiliate of The Stephens Group, LLC., and his continuous exercising of independent judgment as one of our directors over the years, and determined that and recommended to the board of directors that it approve Mr. Jacoby's independence as defined under the SEC and the NASDAQ rules.

The Committee discussed the current position of Bob Martin with The Stephens Group, LLC, and the fact that the position is not substantively different from the consulting work that Mr. Martin has done in previous years for The Stephens Group, LLC, the continuous exercise of independent judgment by Mr. Bob Martin since his election to our board in 2003, and his lack of control of voting of common stock owned by The Stephens Group, LLC or any of its affiliates, including SG-1890 LLC, the Committee has determined that and recommended to the board of directors that it approve Mr. Bob Martin's independence as defined under the SEC and the NASDAQ rules.

Our board of directors at its meeting in March 2012 approved the independence of Messrs. Jacoby and Bob Martin.

## Board Meetings

During fiscal 2012, the board held four regularly scheduled meetings, one special meeting and one telephonic meetings, and acted by six unanimous written consents in lieu of meeting. Each person serving as a director during fiscal 2012 attended all meetings of the board during the period.

## Policy Regarding Director Attendance at the Annual Meeting of Stockholders

It is our policy that each member of the board of directors is encouraged to attend our annual meeting of stockholders. Each director serving at the time of last year's annual meeting attended our annual meeting of stockholders.

## Committees of the Board

### *Audit Committee*

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditors. It also approves audit reports and plans, accounting policies, audit fees and certain other expenses. In connection with the rules adopted by the SEC and NASDAQ, we adopted a written charter for the Audit Committee, which is posted on our website at www.conns.com under "Investor Relations – Corporate Governance." The Audit Committee reviews and reassesses the adequacy of the written charter on an annual basis.

Marvin D. Brailsford and Scott L. Thompson served on the Audit Committee for the entirety of our fiscal year ended January 31, 2012. Theodore M. Wright served on our Audit Committee, as its chairman, through February 27, 2011, at which time he resigned as a result of his election by our board of directors as our Interim Chief Executive Officer and President, which disqualified him as an independent director and thus as a member of our Audit Committee. Effective March 23, 2011, our board of directors elected William T. Trawick, who has been determined to be an independent director, to serve on the Audit Committee until he resigns or until his successor is elected by our board, and Marvin D. Brailsford was named chairman of the Audit Committee. Each served in those capacities for the balance of our fiscal year ended January 31, 2012. For the period February 27, 2011 through March 23, 2011, we were deemed to be out of compliance with NASDAQ audit committee requirements as set forth in Listing Rule 5605, as advised by the NASDAQ. Upon the election of Mr. Trawick to the Audit Committee on March 23, 2011, NASDAQ confirmed that we were back in compliance under the NASDAQ Listing Rules. We disclosed to the public through an 8-K filing with the SEC on March 25, 2011, our receipt of letters from NASDAQ advising of both the non-compliance upon Mr. Wright's resignation from the Audit Committee, and then the compliance as a result of the election of Mr. Trawick to the Audit Committee.

The Audit Committee held four regularly scheduled meetings and took action by unanimous written consent two times in fiscal 2012. Each meeting of the Audit Committee was attended by all of the members of the Audit Committee. The board has determined that Mr. Thompson is an "audit committee financial expert" as defined by SEC rules. In addition, each of the members of the Audit Committee is "independent" as defined by the NASDAQ listing standards and the Sarbanes-Oxley Act of 2002 as determined by our board of directors.

### *Compensation Committee*

The Compensation Committee establishes, reviews and approves the Chairman and the Chief Executive Officer and other senior officer compensation packages, and reviews and approves other senior executive officer compensation packages based upon recommendations by the Chairman and the Chief Executive Officer. It also evaluates the compensation plans, policies and programs of the executive officers of the company and makes recommendations to the board of directors concerning such plans, policies and programs, advises the board regarding compensation plans, policies and programs applicable to non-employee directors for their services as a director, and administers our stock option, stock purchase and other equity plans. The Compensation Committee also evaluates the competitiveness of our compensation and the performance of our Chairman and Chief Executive Officer and other executive officers. In connection with the rules adopted by the SEC and NASDAQ, the company adopted a written charter for the Compensation Committee, which is posted on our website at www.conns.com under "Investor Relations – Corporate Governance."

Jon E.M. Jacoby and William T. Trawick served on the Compensation Committee for the entirety of our fiscal year 2012. Theodore M. Wright served on our Compensation Committee through February 27, 2011, at which time he resigned as a result of his election by our board of directors as our Interim Chief Executive Officer and President, which disqualified him as an independent director and thus as a member of our Compensation Committee. Effective March 23, 2011, our board of directors elected Marvin D. Brailsford, who has been determined to be an independent director, to serve on the Compensation Committee until he resigns or until his successor is elected by our board. On March 29, 2011, at our board's annual review of committee composition, Mr. Brailsford resigned from the Compensation Committee and Bob L. Martin, an independent director, was elected to serve on the Compensation Committee. Bob L. Martin served for the balance of our fiscal year ended January 31, 2012.

Compensation Committee held four regular meetings, one special meeting and acted by one unanimous written consent in lieu of meeting in fiscal 2012. Each meeting was attended by all members of the committee at the time of the meeting. All members of the Compensation Committee were determined by the board of directors to be independent directors as defined by NASDAQ listing standards. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis section of this proxy statement below.

***Nominating and Corporate Governance Committee***

The Nominating and Corporate Governance Committee assists the board in identifying and recommending individuals for election or reelection as directors, including director candidates submitted by our stockholders, and advises the board with respect to corporate governance policies and procedures. The committee will periodically review and make recommendations regarding our corporate governance policies and procedures; copies of which corporate governance policies and procedures are discussed below under "Corporate Governance" and are posted on our website at www.conns.com under "Investor Relations – Corporate Governance." We adopted a written charter for the Nominating and Corporate Governance Committee, which is also posted on our website at www.conns.com under "Investor Relations – Corporate Governance."

Members of the Nominating and Corporate Governance Committee are appointed by the board. The members of the Committee serve until their successors are duly elected and qualified, and they may be removed by the board of directors in its discretion. Members of the Committee are independent directors who are not employees of the company or any of its subsidiaries. The members of the Committee are Messrs. Jacoby, Bob L. Martin and Trawick. All members of the Nominating and Corporate Governance Committee were determined to be "independent" as defined by the SEC and NASDAQ listing standards.

The Nominating and Corporate Governance Committee held one regular meeting in fiscal 2012, which was attended by all members of the Committee.

## COMPENSATION DISCUSSION AND ANALYSIS

### Overview

We have developed a compensation program for executives and key employees designed to: (i) reward performance that increases the value of our common stock; (ii) attract, retain and motivate executives and key employees with competitive compensation opportunities; and (iii) build and encourage ownership of our shares of common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our stockholders. These goals are intended to reward our executive officers and to encourage their long term commitment to the company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our financial performance, and an equity incentive compensation program through granting of stock options and other equity incentive awards tied to the executive officers performance and retention desires, fulfill our objectives.

The following is the executive compensation philosophy of our company adopted by our Compensation Committee effective August 30, 2011:

> Compensation realized by executives should reflect the individual skills and contributions of the executive, as well as the company's overall performance against its business plan and changes in shareholder value.
>
> The basic objectives of the company's executive compensation program include:
>
> - Attracting, motivating and retaining skilled executives necessary to execute its business strategy;
> - Motivate executives by linking compensation opportunity to the achievement of the company's short and long term growth and profitability goals as well as execution of its business strategy;
> - Align interests of management and shareholders by tying realized compensation directly to increases in shareholder value and requiring ownership of company stock over a sustained period;
> - Promote a pay-for-performance culture on a risk-appropriate basis with a majority of the named executive's compensation to be earned, or increase in value, based on company and stock performance.
>
> In addition, the efficiency of the overall program from a tax, accounting, cash flow and shareholder dilution perspective should be balanced against the above objectives. In support of the stated objectives, the company delivers an executive compensation program that includes the following fundamental elements:
>
> 1. Base salary
> 2. Short term cash incentives
> 3. Long term incentive in the form of options, restricted stock units and performance shares
>
> Additional benefits and perquisites may be included when appropriate.
>
> Target total compensation opportunities should be competitive, but not excessive, versus market practice. Market practice is generally defined as median compensation levels and prevalent pay elements found among companies of similar size and business to our company. Individual salaries and incentive targets may range around market, based on the following factors:
>
> - The individual skills and experience of the incumbent
> - The difficulty of replacing the incumbent and importance of the position to the company

- The risk profile of the compensation program being provided to the company's executives relative to market norms

Actual compensation earned is above or below market levels depending on absolute and relative performance of the incumbent and company as a whole.

We will review the overall program on an annual basis, including targeted compensation levels, to ensure reasonable compliance with the philosophy as described herein.

The Chief Executive Offiicer and the Compensation Committee are responsible for administering the overall compensation program, except with regard to certain actions and responsibilities that are specifically reserved to the Compensation Committee or full Board of Directors. These responsibilities are identified in the Compensation Committee Charter.

In following and implementing this philosophy, our Compensation Committee seeks to structure executive compensation packages in such a manner as to avoid excessive risk. The variety of factors and considerations our Compensation Committee uses to measure executive performance diversifies the risk associated with any single metric. Also, we use both cash and equity incentives with varying time horizons to appropriately balance levels of attention to both short-term and long-term performance. We adjust the cash and equity award amounts in our executive compensation structures to balance our short-term and long-term needs. In so doing, we are better able to address market and company risks as they arise and adjust our direction and actions to compensate for such risks while still maintaining our stability over the long-term. This results in better levels of balance and alignment with both our performance and our stockholder interests in long-term value creation.

The following discussion and analysis are focused primarily on the compensation of our executive officers during fiscal 2012, with additional detail provided for our Chief Executive Officer during that period, and our other named executive officers. Our "named executive officers" are the individuals who served as our Chief Executive Officer and our Chief Financial Officer and our three other most highly compensated executive officers for fiscal 2012. Information regarding the compensation of our named executive officers is provided under the heading "Compensation Tables" following this section.

Our Compensation Committee retained a compensation consultant, Frederic W. Cook & Co., Inc., to review our executive officers' compensation programs and to make recommendations to the Compensation Committee for its use in determining the compensation packages for our executive officers for the fiscal year 2012. The Compensation Committee has utilized the recommendations of the consultant as well as input from our Chief Executive Officer and President in setting the compensation packages for our executive officers for our fiscal years 2012 and 2013.

**Objectives/Reward**

*Reward Performance*: Our performance is a key consideration in determining executive compensation, combined with the continued performance and service to us by each executive officer over an extended period of time. We also consider the accomplishment of strategic direction and goals, including specific business objectives. While our compensation policy recognizes that stock price performance is one measure of performance, given business conditions in the industry and the financial markets, and our long-term strategic direction and goals, we believe that it may not necessarily be the best current measure of executive performance. Our compensation packages are based upon a company-wide compensation structure that emphasizes bonus compensation based upon company pre-tax income performance and is consistent for each position relative to its authority and responsibility.

*Attract, Retain and Motivate*: We design our compensation program with the goal to obtain and retain the benefits of excellent executives in our significant areas of operations – sales, merchandising, financial and liquidity, consumer credit, distribution, product service and training. We understand that we must be competitive within our industry, including providing competitive salary, annual bonus opportunities and long-term compensation as part of our overall compensation program. Our equity compensation generally provides for vesting periods of five (5) years, subject to our Compensation Committee's discretion in determining a different vesting schedule as it deems necessary and appropriate under the circumstances to attain the goal of the compensation program. During fiscal 2012, our Compensation Committee approved an award of restricted stock units for our Interim Chief Execuive Officer which vested in three quarterly installments from the date of the award. Subsequently, upon our Chief Executive Officer becoming a permanent officer, the Compensation Committee approved an award of restricted stock units and options to our Chief Executive Officer that will vest in three equal annual installments on the anniversary date of the award, subject to certain stock price attainment (See Chief Executive Officer Compensation on page 28). Also, during fiscal 2012, our Compensation Committee approved restricted stock unit awards for our Chief Financial Officer and our Presidents of Retail and Credit Divisions, respectively, that will vest in four equal annual installments on the anniversary date of the award. All other equity awards during the fiscal 2012 vest over the five year vesting period. This equity compensation aligns our executive officers' goals with those of our stockholders, in providing retention of qualified officers for long term growth of our company.

*Encourage Ownership of our Shares of Common Stock*: Equally important in our compensation objectives is our desire for our executive officers to obtain and benefit from ownership of our common stock. Our Compensation Committee through the issuance of stock options under our existing Employee Incentive Stock Option Plan and other equity opportunities, including restricted stock options and restricted stock under the 2011 Employee Omnibus Incentive Plan, believes its goals are being accomplished. The Compensation Committee believes that these requirements strongly emphasize its philosophy of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests.

**Determining Compensation**

Our compensation program consists of three basic elements: (i) base salary; (ii) annual bonus (both predetermined based on our company and individual performance, and with discretionary aspects to reward those with outstanding performances); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

In applying the above-described objectives for our executive compensation program, the Compensation Committee, in making its final determination, primarily relies upon:

- input and recommendations received from the Chairman and the Chief Executive Officer, and other supervisors of each executive officer except the Chief Executive Officer, regarding the day-to-day performance of each individual and each executive officer's areas of responsibilities and expectations for future performance;

- publicly available information with respect to the executive compensation practices of certain public companies in our industry;

- the analysis and recommendations regarding our compensation programs for our executive officers of Frederick W. Cook & Co., a compensation consultant that served as our independent advisor; and

- its own judgment and knowledge of the industry.

*Input Received from our Chairman and Chief Executive Officer.* The Compensation Committee has historically relied in part on the input and recommendations of the our Chairman and Chief Executive Officer and, when the office was occupied, our Executive Vice Chairman, in making its determination regarding base salaries of the executive officers, individual levels for bonus compensation, and whether to grant long-term equity awards to our executive officers and if so, in what forms and amounts. The Compensation Committee believes that the executive Chairman and the Chief Executive Officer, by virtue of their role in overseeing the day-to-day performance of such individuals and their positions with us and their experience in the industry, are appropriately suited to make informed recommendations to the Compensation Committee with respect to the foregoing elements of our executive compensation program. The Compensation Committee alone, with input and guidance from its Compensation Consultant, determines the compensation for our Chief Executive Officer.

*Peer Group Data.* While the Compensation Committee does not deem it necessary or appropriate to base our executive compensation program on any comparative analyses of the amounts and forms of compensation which are paid to executive officers with comparable titles at other public companies in the home appliance and consumer electronics industry, it does review annually such other public information of public companies of comparable size and nature to ours of a retail business as well as those which provide in-house financing of their merchandise sales, as well as similarly situated public companies outside the retail business industry. We refer to such companies collectively as our "peer group." For the year ended January 31, 2012, the companies which comprised the peer group for this review were hhgregg, Inc., Aaron Rents, Inc., Cost Plus, Duckwall-ALCO, Ethan Allen Interiors, Furniture Brands Intl., Gordmans Stores, Haverty Furniture, Kirkland's, La-Z-Boy, Overstock.com, Pier 1 Imports, Select Comfort, Consumer Portfolio Services, Credit Acceptance and World Acceptance. The amount and structure of peer company compensation is a factor in the Compensation Committee's determination of the compensation of executive officers, but the Compensation Committee does not target compensation of its executive officers based upon the levels of compensation of executives of the companies in our peer group due to the nature and responsibility level of each of our executive officers, since our business model and resulting levels of responsibility are not directly comparable with those of our peer group. However, based on the results of the review of peer companies, the Compensation Committee may determine to modify compensation of our executive officers. The Compensation Committee also relies on its explicit knowledge of the industry and our peers in determining the final salary, bonus and equity awards as it deems appropriate and necessary to reward the executive team for its overall performance and achievements and retain each executive as an integral part of our executive team.

*Other Factors.* Key factors which also affect our executive compensation program include our financial performance, to the extent that the Compensation Committee believes it may be fairly attributed or related to the performance of a particular executive officer, as well as the contribution of each executive officer relative to his individual responsibilities and capabilities. While the Compensation Committee does consider our stock price performance, it has not utilized it as a measure of our financial performance, or the performance of our executive officers, given the fact that it may not take into account a variety of factors including, but not limited to, the business conditions within the industry as well as our long-term strategic direction and goals.

*Independent Compensation Consultant.* In February 2011, the Compensation Committee retained the services of a compensation consultant, Frederic W. Cook & Co., Inc., to serve as its independent advisor on the reasonableness of compensation levels of our executive compensation programs in comparison with those of other similarly situated companies, and on the appropriateness of the compensation program structure for our executive officers in supporting its business its business strategy and human resources objectives. In addition to the factors described above, the Compensation Committee will include and consider the recommendations of its compensation consultant in its analyses of the compensation programs our fiscal year 2013 and beyond.

**Elements of Compensation**

Our compensation program consists of three basic elements: (i) base salary; (ii) bonus (both pre-determined based on our performance and individual performance, and discretionary); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

*Base Salary:* Each executive officer receives a base salary determined by the Compensation Committee to be commensurate with the officer's area of responsibility and that officer's areas and extent of responsibility in relation to our performance as a whole. The determination of this component is generally made at the first Compensation Committee meeting during each fiscal year, and is set for the ensuing fiscal year, or at other meetings as deemed necessary by the Compensation Committee. Such base salaries are intended to provide the executive officers with a competitive and equitable living salary. This determination was made by our Compensation Committee for the executives for fiscal 2012 at its meetings held in March and May 2011, and for our fiscal 2013 at its meeting held in March 2012. Named Executive Officers' base salary component will be determined by our Compensation Committee in its meeting to be held in May 2013.

*Bonus*: The Compensation Committee establishes our bonus program for all named executive officers, after receiving recommendations from the Chairman and the Chief Executive Officer, and when the offices were occupied, the Executive Vice Chairman and the Chief Operating Officer, for each individual named executive officer. The bonus program is based on both pre-determined levels of company performance and bonus levels set for each named executive officer based on individual performance, and may include elements of discretionary bonus based upon an individual's performance.

Executive officers receive bonus payments based on our achievement of pre-determined profit goals approved by the Compensation Committee each fiscal year. For the fiscal years ended January 31, 2010, January 31, 2011 and January 31, 2012, the profit goals and the bonus amount associated with each of those goals were as follows:

| | **Fiscal Year 2010 Pre-Tax Profit Goals (as adjusted)** | | | |
|---|---|---|---|---|
| | **$ 69,300,000** | **$ 72,765,000** | **$ 76,230,000** | **$ 79,695,000** |
| Name | (1) | (1) | (1) | (1) |
| Timothy L. Frank | 182,500 | 238,654 | 299,487 | 365,000 |
| Michael J. Poppe | 125,000 | 163,462 | 205,128 | 250,000 |
| Reymundo de la Fuente, Jr. | 150,000 | 196,154 | 246,154 | 300,000 |
| David W. Trahan | 150,000 | 196,154 | 246,154 | 300,000 |
| Clinton W. Harwood | 122,500 | 160,192 | 201,026 | 245,000 |

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2010 were calculated excluding:

a. any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets;

b. any effect of the increase in allowance for doubtful accounts due to the increase in receivables funded under our asset-based loan facility; and

c. any effect of the goodwill impairment charge incurred during the third quarter of the current fiscal year.

| | **Fiscal Year 2011 Pre-Tax Profit Goals (as adjusted)** | | | |
|---|---|---|---|---|
| | **$ 31,400,000** | **$ 32,970,000** | **$ 34,540,000** | **$ 36,110,000** |
| Name | (1) | (1) | (1) | (1) |
| Timothy L. Frank | 200,000 | 261,224 | 328,571 | 400,000 |
| Michael J. Poppe | 137,500 | 179,592 | 225,893 | 275,000 |
| Reymundo de la Fuente, Jr. | 125,000 | 163,265 | 205,357 | 250,000 |
| David W. Trahan | 125,000 | 163,265 | 205,357 | 250,000 |
| Clinton W. Harwood | 100,000 | 130,612 | 164,286 | 200,000 |

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2011 were calculated excluding:

a. any effect of the increase in allowance for doubtful accounts and increase in allowance for uncollectible interests due to the increase in receivables funded under our asset-based loan facility; and

b. any effect of the increase in interest expense compared to the prior fiscal year; and

c. any effect of the write-off of deferred financing costs associated with financing transactions that were not completed.

| | **Fiscal Year 2012 Operating Profit Goals (as adjusted)** | | |
|---|---|---|---|
| | **$ 36,423,000** | **$ 47,300,000** | **$ 58,250,000** |
| Name | Threshold (1) | Target (1) | Maximum (1) |
| Theodore M. Wright | 85,000 | 425,000 | 637,500 |
| Michael J. Poppe | 42,000 | 210,000 | 315,000 |
| Reymundo de la Fuente, Jr. | 35,400 | 177,000 | 265,500 |
| David W. Trahan | 35,400 | 177,000 | 265,500 |
| Clinton W. Harwood | 26,880 | 134,400 | 201,600 |
| Timothy L. Frank | - | - | - |

(1) Bonuses are calculated on a pro-rata basis when operating profits fall between the levels shown above. Operating profits for purposes of the bonus in fiscal year 2012 were calculated excluding:

a) any effect of charges related to store closings and severance agreements; and

b) any effect of charges related to the adoption of accounting guidance for troubled debt restructuring.

Individual named executive officers may also receive bonus payments based on individual performance. These bonus levels are recommended by the Chairman, when this office is occupied by an executive Chairman, and the Chief Executive Officer, and determined by the Compensation Committee, based on that named executive officer's level of responsibility and ability to affect the performance of his area of responsibility and the company's performance. None of these bonus levels are based upon any percentage of the individuals' base salary or goals, but each does have defined objective calculations based upon the areas of that individual's responsibilities. At the end of each fiscal year, the Compensation Committee may additionally establish individual performance bonus awards for each named executive officer upon recommendation of an executive Chairman, when the office is occupied, and the Chief Executive Officer, or as separately determined by the Compensation Committee.

*Equity Awards*

Equity awards are granted to executives through the deferred vesting of our stock option program and alternative equity incentive awards including restricted stock and restricted stock units pursuant to its 2011 Omnibus Incentive Plan approved by our stockholders at the 2011 annual meeting. Awards under our stock option program and our 2011 Omnibus Incentive Plan are determined by our Compensation Committee for all named executive officers. Award calculations and determinations are based primarily on three factors:

- the relative value of the equity awards to the named executive officer's base salary so that if all other factors were equal the equity awards granted to a named executive officer would be in the same relative proportion of equity awards to base salaries as granted to other employees;

- the number of equity awards previously granted to the named executive officer; and

- the named executive officer's deemed contribution to the company.

Compensation under our equity incentive program is designed to align the long-term interests of our executives with that of our stockholders and to provide long-term performance incentives to our executives to complement the other forms of compensation they receive.

In making long-term incentive compensation decisions, no formal weighting formula is used in deciding award amounts under our stock option program. Our Compensation Committee instead considers each executive's ability and individual responsibility to directly impact our company's overall performance in the long-term, and makes equity awards based on considerations for each individual executive. Beginning in fiscal 2013, the Compensation Committee intends to add performance vesting of equity awards for a portion of the long term incentive compensation program. The Compensation Committee additionally considered the recommendations of its compensation consultant in formulating its equity awards for fiscal 2012 and its plans for the determination of equity awards under our equity plans for our fiscal year 2013.

We use equity awards to counterbalance the short-term base salary and bonus compensation components issued to our executives. We do not target any set mix of compensation components. Our Compensation Committee reviews the goals of our company and the status of the markets in which we compete to determine which mix of short-term and long-term performance compensation should be structured in order to properly incentivize our executives to best implement both the short-term and long-term elements of our company strategies.

For each of these elements, the Compensation Committee, in making its final determination, reviews recommendations from our executive Chairman, when this office is occupied, and our Chief Executive Officer of the amounts and timing of each, based upon our performance as a company and their respective day to day working knowledge of the performance of each individual and each such individuals areas of responsibility and expectations for future performance and rewards. The Compensation Committee alone determines the compensation of our Chief Executive Officer. As a result of the Company achieving operating profit between the Target and Maximum levels, $2,270,044 of a potential maximum of $2,496,000 was paid out to participants. The named executive officers, including our current Chief Executive Officer, received total payment of $1,277,168. The Compensation Committee also relies on its explicit knowledge of the industry and our peers in determining the final salary, bonus and equity awards on a comparative basis as it deems appropriate and necessary to reward and maintain the executives as an integral part of our executive team and its overall performance and achievements.

Our Compensation Committee has retained a compensation consultant, Frederic W. Cook & Co., Inc., to assess the company's compensation policies and compare these policies with our peers and those of the industry as a whole, and to advise it in connection with its determination of our fiscal year 2012 executive officer compensation packages.

**Annual Advisory Vote on Executive Compensation**

At our 2011 annual meeting, more than 99.7% of the votes cast voted to approve the advisory resolution on our executive compensation. The Compensation Committee believes that the positive outcome of this vote supports the compensation arrangements established by it for our named executive officers in fiscal 2011 as well as in fiscal 2012. In addition, at our 2011 annual meeting, our stockholders approved a recommendation of an annual advisory vote by the stockholders on our executive officers' compensation. The board of directors has adopted that recommendation and intends to hold an annual advisory vote on our executive officers' compensation.

**Employment Agreements**

On February 27, 2011, Timothy L. Frank resigned as our President and Chief Executive Officer and as a member of the Board of Directors, effective immediately. In connection with Mr. Frank's resignation, we entered into a letter agreement with Mr. Frank. Under the agreement, Mr. Frank will continue to be employed by us in a non-executive capacity for two years, but will be given an opportunity to pursue other opportunities that do not compete with us. During the first year, Mr. Frank received a salary equal to his then current annual base salary of $450,000. During the second year expiring February 26, 2013, Mr. Frank is receiving an annual salary of $18,000.

**Stock Ownership Guidelines for our Named Executive Officers**

Our Compensation Committee has established stock ownership guidelines for our named executive officers. The guideline for the chief executive officer is two times base salary. The guideline for the other three named executive officers is one and one-half times base salary. Our named executive officers have five years from August 30, 2011 to reach these targets. If these targets are not attained timely, then the applicable executive officer will be required to retain 50% of the net after-tax shares realized from the company's equity incentive programs until the guideline is met. Shares that count toward the guideline include directly owned shares, beneficially owned shares held indirectly and shares held in any retirement or deferral account. Unexercised stock options, unearned/unvested performance shares and unvested restricted stock shares do not count in the guideline calculations.

**Other Compensation**

We provide our named executive officers with other benefits, as reflected in the All Other Compensation column in the Summary Compensation Table on page 30, which the Compensation Committee believes is reasonable, competitive and consistent with our executive compensation program.

**Compensation for the Named Executive Officers in Fiscal 2012**

*Chief Executive Officer Compensation*

Our Chief Executive Officer's annual compensation package was determined in accordance with our policies and procedures for all executive officers.

Theodore M. Wright, our Chief Executive Officer, received a base salary of $450,000 from the date of his election as our Interim Chief Executive Officer on February 27, 2011 through August 30, 2011, and $550,000 from September 1, 2011 through November 30, 2011, at which time his base salary was set by our Compensation Committee at $700,000, upon his election as our Chief Executive Officer.

Mr. Wright was eligible to receive an annual cash bonus or Incentive Compensation, the amount of such bonus determined by the Compensation Committee in accordance with a pre-established performance goal which satisfies the requirements of Section 1.162-27(e)(2) of the Treasury regulations, taking into account any one or more of the following criteria with respect to our (a) total revenues or any component thereof; (b) operating income, pre-tax or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash from operations; (d) earnings per share; (e) value of our common stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis. The performance goals established for fiscal year 2012, and the bonus amount associated with each level were as follows:

| | **Fiscal Year 2012 Operating Profit Goals** | | |
|---|---|---|---|
| | **$ 36,423,000** | **$ 47,300,000** | **$ 58,250,000** |
| Name | Threshold (1) | Target (1) | Maximum (1) |
| Theodore M. Wright | 85,000 | 425,000 | 637,500 |
| | | | |

(1) Bonuses are calculated on a pro-rata basis when operating profits fall between the levels shown above. Operating profits for purposes of the bonus in fiscal year 2012 were calculated excluding:

a) any effect of charges related to store closings and severance agreements; and

b) any effect of charges related to the adoption of accounting guidance for troubled debt restructuring.

Mr. Wright received a cash bonus of $548,834 paid on March 30, 2012, based upon the above criteria.

Our Compensation Committee approved the issuance to Mr. Wright of equity grants on May 24, 2011 of 65,000 restricted stock units vesting in three equal installments on August 24, 2011, November 24, 2011 and February 24, 2012. 65,000 shares of our common stock have been issued to Mr. Wright in accordance with the grants. On December 5, 2011, upon Mr. Wright's being elected as our Chief Executive Officer, the Compensation Committee awarded Mr. Wright an additional 50,000 restricted stock units and 175,000 stock options to vest in three equal installments on December 5, 2012, December 5, 2013 and December 5, 2014. However, no vesting of these restricted stock units and options shall occur until the closing price of our company's common stock on the principal stock market on which it trades is no less than $18.00 per share for at least twenty consecutive trading days, as adjusted for stock splits, stock dividends or similar events. Once the condition is attained, the restricted stock units and the stock options shall vest as provided herein, both prior to and subsequent to such price attainment.

The Incentive Compensation award for any year may not exceed $1,920,000.

The Compensation Committee evaluated and took into account each of the above listed criteria in determining the performance goals for fiscal 2012. The components of our Chief Executive Officer's compensation package are reflected in the Summary Compensation Table and the footnotes following.

*Other Named Executive Officers' Compensation*

Each of the named executive officer's compensation, including our Chief Executive Officer, was determined in accordance with our policies and procedures for all executive officers, including bonus, stock option and other benefits. Each of the components is addressed in the Summary Compensation Table and the footnotes following for each named executive officer.

---

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis and discussed it with the company's management. Based on its review and discussions with management, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K for fiscal year ended January 31, 2012 and the company's 2012 Proxy Statement on Schedule 14A related to the 2012 annual meeting of stockholders, for filing with the Securities and Exchange Commission. This report is provided by the following independent directors, who comprise the Compensation Committee.

Jon E.M. Jacoby, Chairman
William T. Trawick
Bob L. Martin

## Summary Compensation

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compen-sation ($) | Change in Pension Value and Nonqualified Deferred Compen-sation Earnings ($) | All Other Compens -ation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | | (2) | (3) | (4) | | | | |
| Theodore M. Wright | 2012 | 482,628 | 548,834 | 932,950 | 955,500 | | | 3,500 | 2,923,412 |
| *Chairman, President & CEO* (1) | | | | | | | | (5) | |
| Michael J. Poppe | 2010 | 260,583 | 85,000 | | 112,800 | | | 8,108 | 466,491 |
| *Executive Vice President and* | 2011 | 256,675 | 150,000 | | 67,550 | | | 16,099 | 490,324 |
| *CFO* | 2012 | 350,000 | 271,188 | 183,050 | | | | 19,563 | 823,800 |
| | | | | | | | | (6) | |
| *David W. Trahan* | 2010 | 260,583 | 70,000 | | 112,800 | | | 12,302 | 455,686 |
| *President - Retail Division* | 2011 | 256,675 | 87,182 | | 57,900 | | | 18,599 | 420,356 |
| | 2012 | 295,000 | 228,573 | 154,285 | | | | 21,925 | 699,783 |
| | | | | | | | | (7) | |
| Reymundo de la Fuente, Jr. | 2010 | 260,583 | 90,000 | | 112,800 | | | 9,818 | 473,201 |
| *President - Credit Division* | 2011 | 256,675 | 103,371 | | 57,900 | | | 18,600 | 436,546 |
| | 2012 | 295,000 | 228,573 | 154,285 | | | | 20,668 | 698,526 |
| | | | | | | | | (8) | |
| *Clinton W. Harwood* | 2010 | 224,000 | 60,000 | | 94,000 | | | 8,208 | 386,208 |
| *Senior Vice President -* | 2011 | 224,000 | 51,991 | | 48,250 | | | 5,534 | 329,775 |
| Information Technology | 2012 | 224,000 | 173,561 | 101,520 | | | | 7,350 | 506,431 |
| | | | | | | | | (9) | |
| Timothy L. Frank | 2010 | 329,000 | 109,863 | | 112,800 | | | 10,455 | 562,118 |
| *Former President and CEO* (11) | 2011 | 348,690 | | | 67,550 | | | 18,624 | 434,865 |
| | 2012 | 450,000 | | | | | | 8,575 | 458,575 |
| | | | | | | | | (10) | |

*(1) Mr. Wright did not receive any compensation as an officer or employee of the Company during fiscal year 2010 or 2011.*

*(2) The executives shown above receive a base bonus amount based on the operating performance goals shown above under "Elements of Compensation". The executives can also receive discretionary funds that are approved by the Compensation Committee. The table below shows the composition of bonus payments made for the fiscal years 2010, 2011 and 2012.*

*(3) Aggregate grant date fair value of restricted stock units granted during the year in accordance with ASC 718, "Compensation-Stock Compensation". Information regarding the assumptions used in calculating the fair value under ASC 718 can be found in Note 10 to the financial statements contained in the Company's annual report on Form 10-K.*

*(4) Aggregate grant date fair value of awards granted during the year in accordance with ASC 718, "Compensation-Stock Compensation". Information regarding the assumptions used in calculating the fair value under ASC 718 can be found in Note 10 to the financial statements contained in the Company's annual report on Form 10-K.*

*(5) Automobile allowance of $3,500.*

*(6) Company matched 401K contributions of $8,108, $5,599 and $7,563, for fiscal years 2010, 2011 and 2012 and automobile allowance of $10,500 and $12,000 for fiscal years 2011 and 2012, respectively.*

*(7) Company matched 401K contributions of $9,492, $5,599 and $7,425 for fiscal years 2010, 2011, and 2012, respectively. Automobile allowance (including fuel) of $2,810, $13,000 and $14,500 for fiscal years 2011 and 2012, respectively.*

*(8) Company matched 401K contributions of $7,818, $5,600 and $6,168 for fiscal years 2010, 2011 and 2012, fuel allowance of $2,000 for fiscal year 2010, and automobile allowance (including fuel) of $13,000 and $14,500 for fiscal years 2011 and 2012, respectively.*

*(9) Company matched 401K contributions of $8,208, $5,534 and $7,350 for fiscal years 2010, 2011, and 2012, respectively.*

*(10) Company matched 401K contributions of $8,255, $5,624, and $7,575 for fiscal years 2010, 2011, and 2012, respectively. Fuel allowance of $2,200 for fiscal year 2010 and automobile allowance (including fuel) of $13,000 fiscal year 2011. Mr. Frank received $1,000 automobile allowance for the month of February 2011.*

*(11) Mr. Timothy Frank resigned as President and CEO effective February 27, 2011.*

| Name | | Base bonus earned ($) | Discretionary funds ($) | Total bonus paid ($) |
|---|---|---|---|---|
| Theodore M. Wright *(1)* | 2012 | 548,834 | - | 548,834 |
| Michael J. Poppe | 2010 | 47,851 | 37,149 | 85,000 |
| | 2011 | 54,301 | 95,699 | 150,000 |
| | 2012 | 271,188 | - | 271,188 |
| Reymundo de la Fuente, Jr. | 2010 | 57,422 | 32,578 | 90,000 |
| | 2011 | 103,371 | - | 103,371 |
| | 2012 | 228,573 | - | 228,573 |
| David W. Trahan | 2010 | 70,000 | - | 70,000 |
| | 2011 | 24,682 | 62,500 | 87,182 |
| | 2012 | 228,573 | - | 228,573 |
| Clinton W. Harwood | 2010 | 60,000 | - | 60,000 |
| | 2011 | 51,991 | - | 51,991 |
| | 2012 | 173,561 | - | 173,561 |
| Timothy L. Frank | 2010 | 69,863 | 40,000 | 109,863 |
| | 2011 | 78,983 | (78,983) | - |
| | 2012 | - | - | - |

*(1) Mr. Wright did not receive any compensation as an officer or employee of the Company during fiscal year 2010 or 2011.*

## Grants of Plan-Based Awards

| | | Estimated Future payouts under non-equity incentive plan awards | | | Estimated future payouts under equity incentive plan awards | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Thres-hold ($) | Target ($) | Maxi-mum ($) | Thres-hold (#) | Target (#) | Maxi-mum (#) | All other stock awards; Number of shares of stock or units (#) | All other option awards; Number of securities under-lying options (#) | Exercise or base price of option awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
| Theodore M. Wright | 5/24/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 65,000 | N/A | N/A | 339,950 |
| | 12/5/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 50,000 | N/A | N/A | 593,000 |
| | 12/5/2011 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | 175,000 | $ 11.86 | 955,500 |
| Michael J. Poppe | 5/24/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 35,000 | N/A | N/A | 183,050 |
| Reymundo de la Fuente, Jr. | 5/24/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 29,500 | N/A | N/A | 154,285 |
| David W. Trahan | 5/24/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 29,500 | N/A | N/A | 154,285 |
| Clinton W. Harwood | 11/30/2011 | N/A | N/A | N/A | N/A | N/A | N/A | 9,000 | N/A | N/A | 101,520 |
| Timothy L. Frank | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |

## Outstanding Equity Awards at Fiscal Year End

| | Option Awards | | | | | | Stock Awards | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options-Exercisable | Number of Securities Underlying Unexercised Options - Unexercisable | | Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock That Have Not Been Vested | Market Value of shares or Units of Stock That Have Not Been Vested | | RSU Expiration Date | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Un-earned Shares, Units or Other Rights That Have Not Vested |
| | (#) | (#) | | (#) | ($) | | (#) | ($) | | | (#) | ($) |
| Theodore M. Wright | 15,000 | 0 | | N/A | 14.00 | | N/A | N/A | | N/A | N/A | N/A |
| *Chairman, President and* | 10,000 | 0 | | N/A | 29.24 | | N/A | N/A | | N/A | N/A | N/A |
| *CEO* | 10,000 | 0 | | N/A | 16.93 | | N/A | N/A | | N/A | N/A | N/A |
| | 10,000 | 0 | | N/A | 10.21 | | N/A | N/A | | N/A | N/A | N/A |
| | 10,000 | 0 | | N/A | 7.54 | | N/A | N/A | | N/A | N/A | N/A |
| | 0 | 175,000 | (1) | N/A | 11.86 | 12/5/2016 | N/A | N/A | | N/A | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 21,666 | 113,313 | (6) | 5/24/2021 | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 50,000 | 593,000 | (7) | 12/5/2016 | N/A | N/A |
| Michael J. Poppe | 15,000 | 0 | | N/A | 14.48 | 10/7/2014 | N/A | N/A | | N/A | N/A | N/A |
| *Executive Vice President* | 15,000 | 0 | | N/A | 17.73 | 11/30/2014 | N/A | N/A | | N/A | N/A | N/A |
| *and CFO* | 10,000 | 0 | | N/A | 33.88 | 11/30/2015 | N/A | N/A | | N/A | N/A | N/A |
| | 20,000 | 0 | | N/A | 22.68 | 12/4/2016 | N/A | N/A | | N/A | N/A | N/A |
| | 16,000 | 4,000 | (2) | N/A | 19.99 | 11/27/2017 | N/A | N/A | | N/A | N/A | N/A |
| | 18,000 | 12,000 | (3) | N/A | 6.33 | 11/25/2018 | N/A | N/A | | N/A | N/A | N/A |
| | 12,000 | 18,000 | (4) | N/A | 6.34 | 11/24/2019 | N/A | N/A | | N/A | N/A | N/A |
| | 7,000 | 28,000 | (5) | N/A | 3.20 | 11/30/2020 | N/A | N/A | | N/A | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 35,000 | 183,050 | (8) | 5/24/2021 | N/A | N/A |
| Reymundo de la Fuente, Jr. | 8,000 | 0 | | N/A | 14.00 | 11/25/2013 | N/A | N/A | | N/A | N/A | N/A |
| *President - Credit Division* | 10,000 | 0 | | N/A | 17.73 | 11/30/2014 | N/A | N/A | | N/A | N/A | N/A |
| | 15,000 | 0 | | N/A | 33.88 | 11/30/2015 | N/A | N/A | | N/A | N/A | N/A |
| | 15,000 | 0 | | N/A | 22.68 | 12/4/2016 | N/A | N/A | | N/A | N/A | N/A |
| | 16,000 | 4,000 | (2) | N/A | 19.99 | 11/27/2017 | N/A | N/A | | N/A | N/A | N/A |
| | 18,000 | 12,000 | (3) | N/A | 6.33 | 11/25/2018 | N/A | N/A | | N/A | N/A | N/A |
| | 12,000 | 18,000 | (4) | N/A | 6.34 | 11/24/2019 | N/A | N/A | | N/A | N/A | N/A |
| | 6,000 | 24,000 | (5) | N/A | 3.20 | 11/30/2020 | N/A | N/A | | N/A | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 29,500 | 154,285 | (8) | 5/24/2021 | N/A | N/A |
| David W. Trahan | 8,000 | 0 | | N/A | 14.00 | 11/25/2013 | N/A | N/A | | N/A | N/A | N/A |
| *President - Retail Division* | 10,000 | 0 | | N/A | 17.73 | 11/30/2014 | N/A | N/A | | N/A | N/A | N/A |
| | 15,000 | 0 | | N/A | 33.88 | 11/30/2015 | N/A | N/A | | N/A | N/A | N/A |
| | 20,000 | 0 | | N/A | 22.68 | 12/4/2016 | N/A | N/A | | N/A | N/A | N/A |
| | 16,000 | 4,000 | (2) | N/A | 19.99 | 11/27/2017 | N/A | N/A | | N/A | N/A | N/A |
| | 18,000 | 12,000 | (3) | N/A | 6.33 | 11/25/2018 | N/A | N/A | | N/A | N/A | N/A |
| | 12,000 | 18,000 | (4) | N/A | 6.34 | 11/24/2019 | N/A | N/A | | N/A | N/A | N/A |
| | 6,000 | 24,000 | (5) | N/A | 3.20 | 11/30/2020 | N/A | N/A | | N/A | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 29,500 | 154,285 | (8) | 5/24/2021 | N/A | N/A |
| Clinton W. Harwood | 4,800 | 0 | | N/A | 14.00 | 11/25/2013 | N/A | N/A | | N/A | N/A | N/A |
| *Senior Vice President -* | 8,000 | 0 | | N/A | 17.73 | 11/30/2014 | N/A | N/A | | N/A | N/A | N/A |
| *Information Technology* | 15,000 | 0 | | N/A | 33.88 | 11/30/2015 | N/A | N/A | | N/A | N/A | N/A |
| | 20,000 | 0 | | N/A | 22.68 | 12/4/2016 | N/A | N/A | | N/A | N/A | N/A |
| | 16,000 | 4,000 | (2) | N/A | 19.99 | 11/27/2017 | N/A | N/A | | N/A | N/A | N/A |
| | 15,000 | 10,000 | (3) | N/A | 6.33 | 11/25/2018 | N/A | N/A | | N/A | N/A | N/A |
| | 10,000 | 15,000 | (4) | N/A | 6.34 | 11/24/2019 | N/A | N/A | | N/A | N/A | N/A |
| | 5,000 | 20,000 | (5) | N/A | 3.20 | 11/30/2020 | N/A | N/A | | N/A | N/A | N/A |
| | N/A | N/A | | N/A | N/A | N/A | 9,000 | 101,520 | (9) | 11/30/2021 | N/A | N/A |
| Timothy L. Frank | 8,000 | 0 | | N/A | 14.00 | 11/25/2013 | N/A | N/A | | N/A | N/A | N/A |
| *Former President and* | 10,000 | 0 | | N/A | 17.73 | 11/30/2014 | N/A | N/A | | N/A | N/A | N/A |
| *CEO* | 15,000 | 0 | | N/A | 33.88 | 11/30/2015 | N/A | N/A | | N/A | N/A | N/A |
| | 20,000 | 0 | | N/A | 22.68 | 12/4/2016 | N/A | N/A | | N/A | N/A | N/A |
| | 20,000 | 5,000 | (2) | N/A | 19.99 | 11/27/2017 | N/A | N/A | | N/A | N/A | N/A |
| | 0 | 16,000 | (3) | N/A | 6.33 | 11/25/2018 | N/A | N/A | | N/A | N/A | N/A |
| | 0 | 18,000 | (4) | N/A | 6.34 | 11/24/2019 | N/A | N/A | | N/A | N/A | N/A |
| | 0 | 28,000 | (5) | N/A | 3.20 | 11/30/2020 | N/A | N/A | | N/A | N/A | N/A |

(1) – Options vest over a three year period with 33.33% vesting on December 5, 2012, 33.33% vesting on December 5, 2013, and the balance vesting on December 5, 2014. No option shall vest until the closing price for the Company's common stock is no less than $18.00 per share for at least twenty consecutive trading days (as adjusted for any stock splits, stock dividends or similar events).

(2) – Options vest ratably at 20% per year for five years with final vesting on 11/27/2012.
(3) – Options vest ratably at 20% per year for five years with final vesting on 11/25/2013.
(4) – Options vest ratably at 20% per year for five years with final vesting on 11/24/2014.
(5) – Options vest ratably at 20% per year for five years with final vesting on 11/30/2015.
(6) – Remaining restricted stock units vest on February 24, 2012.
(7) – Restricted stock units vest ratably for three years with final vesting on 12/05/2014. No unit shall vest until the closing price for the Company's common stock is no less than $18.00 per share for at least twenty consecutive trading days (as adjusted for any stock splits, stock dividends or similar events).
(8) – Restricted stock units vest ratably at 25% per year for four years with final vesting on 5/24/2015.
(9) – Restricted stock units vest ratably at 20% per year for five years with final vesting on 12/05/2016.

**Option Exercises and Stock Vested**

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Theodore M. Wright | 0 | 0 | 43,334 | 480,996 |
| Michael J. Poppe | 0 | 0 | 0 | 0 |
| Reymundo de la Fuente, Jr. | 42,000 | 34,020 | 0 | 0 |
| David W. Trahan | 0 | 0 | 0 | 0 |
| Clinton W. Harwood | 0 | 0 | 0 | 0 |

## Termination of Employment and Change of Control Arrangements

### Executive Severance Agreements

On August 30, 2011, our Compensation Committee approved and recommended to our board of directors which also approved Executive Severance Agreements for our four named executive officers – Theodore M. Wright, our Chief Executive Officer and President, Michael J. Poppe, our Chief Financial Officer and Executive Vice President, David W. Trahan, our President – Retail Division, and Rey de la Fuente, our President – Credit Division. Executive Severance Agreements were entered effective December 5, 2011 with Mr. Wright upon his becoming our Chief Executive Officer and President, and effective September 1, 2011 with Messrs. Poppe, Trahan and de la Fuente that provide for a one year automatically renewable one year term unless previously terminated, providing for eighteen months' base salary and benefit coverage, together with vesting privileges of previously granted equity awards, in the event of termination without cause or voluntary termination by executive for "good reason" as defined in the agreement. "Cause" is defined as "(i) behavior of Executive which is adverse to the company's interests, (ii) Executive's dishonesty, criminal charge or conviction, grossly negligent misconduct, willful misconduct, acts of bad faith, neglect of duty or (iii) material breach of this Agreement."

The named executive officers will also receive benefits under the severance agreements in the event of "change of control" of (i) lump sum payment equal to three times the executive's base salary, (ii) continued coverage of benefits for eighteen months following the date of the change of control, and (iii) all equity awards shall immediately vest and continue to be exerciseable during the eighteen months following change of control.

The following table indicates the quantitative disclosure of the payments that would be made to our named executive officers under their severance agreements and estimated benefit of the acceleration of each named executive officer's unvested options had a change of control occurred on January 31, 2012 and is calculated based on the closing price of our common stock on January 31, 2012:

| Named Executive Officer | Vesting acceleration of options upon change in control (# of shares) (b) | Vesting acceleration of restricted stock units upon change in control (# of shares) (c) | Compensation in lieu of salary/bonus upon termination not for cause ($) | Compensation in lieu of salary/bonus upon change in control ($) |
|---|---|---|---|---|
| Theodore M. Wright | 175,000 | 50,000 | 1,050,000 | 2,100,000 |
| Michael J. Poppe | 62,000 | 35,000 | 562,500 | 1,125,000 |
| Reymundo de la Fuente, Jr. | 58,000 | 29,500 | 442,500 | 885,000 |
| David W. Trahan | 58,000 | 29,500 | 442,500 | 885,000 |
| Clinton W. Harwood | 49,000 | 9,000 | - | - |

(b) Assumes vesting would accelerate on all unvested options per the employee stock option plan:

*"1. Acceleration of Vesting and Exercise Dates. The other provisions of this Agreement notwithstanding and pursuant to Paragraph 12 of the 2003 Incentive Plan:*

*(a) In the event of a proposed dissolution or liquidation of the company and at the discretion of the Administrator, this Option may be immediately exercised for the entire number of Shares covered hereby until fifteen (15) days prior to such dissolution or liquidation;*

*(b) In the event of a Merger Transaction in which this Option shall not be assumed or an equivalent option issued as a substitute by a successor entity, the Administrator shall notify the Optionee in writing that this Option shall be exercisable for the entire number of Shares covered hereunder for a period of fifteen (15) days from the date of such notice; or*

*In the event of a Merger Transaction that constitutes a Change of Control in which this Option is assumed or an equivalent option is issued by a successor entity, an Involuntary Termination of the Optionee within one (1) year after the effective date of the Change of Control shall cause this Option or the equivalent substitute option to be immediately exercisable for the full number of Shares covered hereunder."*

(c) Assumes vesting would accelerate on all unvested options per the Omnibus Incentive Plan:

*"13.3. Acceleration of Vesting. Without limiting the authority of the Committee under Sections 3.2 and 4.3 of the Plan, if a Change in Control occurs, then:*

*(a) all Options and Stock Appreciation Rights that have been outstanding for at least six months will become immediately exercisable in full and will remain exercisable in accordance with their terms;*

*(b) all Restricted Stock Awards and RSUs that have been outstanding for at least six months will become immediately fully vested and non-forfeitable; and*

*(c) any conditions to the issuance of shares of Common Stock pursuant to Performance Stock Awards that have been outstanding for at least six months will lapse. All other Awards will terminate and be forfeited upon the Change in Control."*

**Compensation of Non-Employee Directors**

Each of our non-employee directors received an annual Director's fee of $50,000, and each chair of the Audit Committee and the Compensation Committee received an annual fee of $10,000 to serve as the chair of those Committees for our fiscal year 2012. At the March meeting of our Compensation Committee, the annual fee for chairmanship of our Audit Committee was increased to $15,000.

In addition our non-employee directors (i) are allowed to participate in the company's medical plan at the same contributories with all the benefits of full-time active employees, (ii) receive a merchandise discount in the same amount as the discount our employees receive; and (iii) are reimbursed for their expenses in attending board and committee meetings.

We adopted the 2003 Non-Employee Director Stock Option Plan in February 2003 in connection with our initial public offering, and amended the Plan by vote of stockholders at our 2006 annual meeting of stockholders. The plan is administered by the board of directors. Only non-employee directors are eligible grantees. Upon the closing of the initial public offering, we granted each of our then-current non-employee directors the option to purchase 40,000 shares of our common stock. Prior to fiscal 2012, we have automatically, per the Stock Option Plan, granted our non-employee directors an option to purchase an additional 10,000 shares following each annual stockholders meeting on and after the fourth anniversary of each non-employee director's initial election or appointment to the board of directors. This annual award of options was eliminated by our Compensation Committee for our non-employee board members for our fiscal year 2012, and the Compensation Committee awarded restricted stock units covering 9,561 shares of our common stock under the 2011 Non-Employee Director Restricted Stock Plan as discussed below, to each director, vesting on the annual anniversary date of the award, being May 24,2012.

The initial options to purchase 40,000 shares of our common stock issued to non-employee directors vested equally over a three year period, and the additional options to purchase 10,000 shares of our common stock issued to non-employee directors vested on the first annual anniversary date of the date of the grant. All of these options have vested. The exercise price of each option is equal to the price per share of our common stock at the close of market on the date the option is granted. The options have a term of up to ten years. Upon a change in control or sale of the company, optionees have special vesting and exercise rights.

Under the 2003 Non-Employee Director Stock Option Plan, the number of options available to issue is 600,000. As of January 31, 2012, 550,000 options had been issued under this Plan. No options were awarded to non-employee directors during fiscal 2012. The Compensation Committee has determined that no further options will be granted under this Plan at this time, as a result of our stockholders approving the 2011 Non-Employee Director Restricted Stock Plan at our 2011 annual meeting.

At our 2011 annual meeting our stockholders approved the adoption of the company's 2011 Non-Employee Director Restricted Stock Plan. This Plan is administered by our Compensation Committee,and only non-employee directors are eligible recipients of rewards under the Plan. The Plan permits the awarding restricted stock and restricted stock units. At the Compensation Committee May 24, 2011 meeting, the Committee approved the award of restricted stock units covering 9,561 shares of common stock of the company to each of the Company's non-employee directors pursuant to the 2011 Non-Employee Director Restricted Stock Plan. The Compensation Committee at its March 2012 meeting approved an award to each director following the company's 2012 annual meeting of restricted stock units in the value of $60,000 as per the price of our common stock at the close of business the day immediately preceding the award.

**Stock Ownership Guidelines for our Non-Employee Directors**

Our Compensation Committee has established stock ownership guidelines for our non-employee directors. The guideline for each of these non-employee directors is two times the annual retainer. Each non-employee director shall have five years from August 30, 2011 to reach these targets. If these targets are not attained timely, then the applicable non-employee director will be required to retain 50% of the net after-tax shares realized from the company's equity incentive programs until the guideline is met. Shares that count toward the guideline include directly owned shares, beneficially owned shares held indirectly and shares held in any retirement or deferral account. Unexercised stock options, unearned/unvested performance shares and unvested restricted stock shares do not count in the guideline calculations.

**Director Compensation**

| Name | Fees earned or paid in cash | Stock Awards | Option Awards | Non-equity incentive plan compensation | Change in pension value and nonqualified deferred compensation earnings | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|
| | $ | ($) | ($) | ($) | $ | ($) | ($) |
| | | (1) | | | | | |
| Marvin D. Brailsford | 60,000 | 50,004 | - | - | - | - | 110,004 |
| Jon E. M. Jacoby | 60,000 | 50,004 | - | - | - | - | 110,004 |
| Bob L. Martin | 50,000 | 50,004 | - | - | - | - | 100,004 |
| Douglas H. Martin | 50,000 | 50,004 | - | - | - | - | 100,004 |
| Scott L. Thompson | 50,000 | 50,004 | - | - | - | - | 100,004 |
| William T. Trawick | 50,000 | 50,004 | - | - | - | - | 100,004 |

*(1) Aggregate grant date fair value of awards granted during the year in accordance with ASC 718. Information regarding the assumptions used in calculating the fair value under ASC 718 can be found in Note 10 to the financial statements contained in the Company's annual report on Form 10-K. On May 24, 2011, Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Thompson, and Trawick were each issued 9,561 restricted stock units pursuant to the Company's Non-Employee Director Restricted Stock Plan. Those awards fully vest after one year.*

**Indemnification Arrangements**

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that provide for the indemnification of our directors and certain executive officers, including our named executive officers, to the fullest extent permitted by applicable law. These provisions, among other things, indemnify each of our directors and certain officers for certain expenses, including judgments, fines and amounts paid in settling or otherwise disposing of actions or threatened actions, incurred by reason of the fact that such person was a director or officer of the company or of any other corporation which such person served in any capacity at the request of the company.

In addition, we have entered into indemnification agreements with each of our directors pursuant to which we will indemnify them against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director, in his capacity as a director, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of certain expenses (such as attorney's fees, witness fees, damages, judgments, fines and settlement costs) to our directors in connection with any such suit or proceeding.

We maintain a directors' and officers' liability insurance policy to insure our directors and officers against certain losses resulting from acts committed by them in their capacities as our directors and officers, including liabilities arising under the Securities Act of 1933.

## CORPORATE GOVERNANCE

### Code of Ethics

Our board of directors has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes is published on our website at www.conns.com under "Investor Relations – Corporate Governance." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website.

### Separation of Chairman of the Board and Chief Executive Officer

Effective December 7, 2010, our board of directors elected Theodore M. Wright as the Chairman of the Board of Directors. Prior to February 27, 2011, Mr. Wright was not and never had been an employee or executive officer of our company, has been a member of our board of directors since September 2003, and has been designated an independent director each year since his election to the board of directors. Effective February 27, 2011, Mr. Wright was elected to serve as our Interim Chief Executive Officer and President while our board pursued and completed a search for a permanent Chief Executive Officer and President. Effective December 5, 2011, Mr. Wright was elected by our board to serve as our Chief Executive Officer and President, and our board requested that he continue to serve as its Chairman. While our bylaws and corporate governance guidelines do not require that our Chairman of the Board of Directors position and Chief Executive Officer positions be separated, effective February 27, 2011, with the election of Mr. Wright as Interim Chief Executive Officer and President, the board determined that, at least while the search for a permanent Chief Executive Officer and President was continuing and until such position is filled, the company's best interests would be best served by having the positions of Chairman of the Board of Directors and the Interim Chief Executive Officer and President be filled by Mr. Wright, who was thereby deemed to no longer be an independent member of the board of directors. Upon Mr. Wright's election by the board of directors to serve as the Chief Executive Officer in conclusion of its seach, the board determined that the company's best interests are served by Mr. Wright serving as both Chairman and Chief Executive Officer of the company.

The determination by the board of directors to elect a director determined by the board of directors to no longer be independent as its Chairman, rather than to elect an independent member of the board as its Chairman, was based upon the board of directors belief that this a separation was not needed due to the length of time Mr. Wright had served on the Board as an independent director since 2003, and that his expertise in both roles would be in the best interest of the company and our stockholders, and would bring a different perspective to the board from that which previous executive officers whose time and efforts had been primarily devoted to the company operations.

During the period that our Chairman of the Board also serves as our Chief Executive Officer and President, the board has determined that our interests continue to be served without the designation or appointment of a lead independent director. This determination was made due to the board's comfort that its Chairman has been independent since first appointed to the board of directors in 2003 when we elected to become a publicly held company, and that his combined positions do not adversely affect his continuing to lead the board of directors as its Chairman without the necessity of appointing an independent lead director. This determination will be reconsidered depending on the length of time that the positions of Chairman and Chief Executive Officer and President are occupied by the current Chairman.

### Risk Oversight

The board is actively involved in oversight of risks that could affect the company. Management is responsible for the day-to-day management of risks we face, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. The Audit Committee of our board of directors is charged by its charter with the responsibility to and does review and discuss the company's policies and practices with respect to risk assessment and risk management at each of its regularly scheduled meetings, and to report to the board of directors various areas of risk, including credit, liquidity and operational, that should receive further attention and discussions among the board of directors and company management. Our management does present specifically to the Audit Committee, and the board of directors if requested by the Audit Committee, various areas of risk concerns and management practices relative thereto as required by the Audit Committee, and when requested by the board, including particularly enterprise risk management which is the subject of intense scrutiny by the Audit Committee through presentations and discussions with the company's management at each Audit Committee Meeting. Additionally, at various regularly scheduled Audit Committee meetings, our management presents a particular area of risk, either independently as a result of its assessment of materiality or at the request of the Audit Committee in addition to the discussions of enterprise risk management. The Audit Committee works with management in assessing and addressing the company's policies' strengths and weaknesses in each area presented or separately assessed. The full board of directors receives at each regularly scheduled meeting, and more often as necessary, a presentation from management of our operations, including presentations of liquidity and credit reports and risks. Upon request by the board of directors, representatives of management for the separate areas commit to and do subsequently or simultaneously provide additional information, revisions and explanations pertaining to their respective areas of management.

**Stockholder Communications with the Board**

We have adopted a policy that allows stockholders to communicate directly with the board of directors. Stockholders may contact the board or any committee of the board by any one of the following methods:

| By telephone: | By mail: | By e-mail: |
|---|---|---|
| (409) 832-1696, Ext. 3398 | Conn's, Inc.<br>Board of Directors<br>3295 College Street<br>Beaumont, Texas 77701<br><br>Attn: Corporate General Counsel | generalcounsel@conns.com |

All communications submitted under this policy will be compiled by our Compliance Officer and submitted to the board or the requisite board committee on a periodic basis. Complaints or concerns relating to accounting, internal accounting controls or auditing matters will be referred to the Audit Committee under the policy adopted by the Audit Committee. This policy and procedure is posted on our website at www.conns.com under "Investor Relations – Corporate Governance".

## AUDIT COMMITTEE REPORT

### The Committee

Our board of directors established the Audit Committee to be responsible for the appointment, compensation, retention and oversight of the work of our independent auditors and to oversee our (i) financial reporting process; (ii) internal audits, internal control policies and procedures implementation and compliance with Sarbanes-Oxley Section 404 requirements and authorities; and (iii) financial, tax, and risk management policies. The Audit Committee is composed of three members and operates under a written charter, a copy of which is published on our website at www.conns.com under "Investor Relations – Corporate Governance." The Audit Committee has prepared the following report on its activities with respect to our financial statements for the fiscal year ended January 31, 2012.

### Review and Discussion

Management is responsible for our financial reporting process including its system of internal controls, and for the preparation of Conn's consolidated financial statements in accordance with generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, is responsible for auditing those financial statements and for attesting to the effectiveness of our internal control over financial reporting. It is the Audit Committee's responsibility to monitor and review these processes. The members of the Audit Committee are not employees of the company and do not represent themselves to be or to serve as, accountants or auditors by profession or experts in the field of accounting or auditing.

In connection with the preparation of our audited financial statements for the fiscal year ended January 31, 2012, the Audit Committee:

- reviewed and discussed our Annual Report on Form 10-K, including our audited consolidated financial statements and Management's Report on Internal Control over Financial Reporting for the year ended January 31, 2012, with management;
- discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from Ernst & Young LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), and discussed with Ernst & Young LLP its independence from the company, including whether Ernst & Young LLP's provision of non-audit services to the company is compatible with the auditors' independence.

The Audit Committee meets separately with our independent auditors to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. The Audit Committee held four regularly scheduled meetings and acted once by unanimous written consent in lieu of meeting during the fiscal year ended January 31, 2012.

**Recommendation**

Based on the review and discussion referred to above, the Audit Committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, for filing with the Securities and Exchange Commission.

**AUDIT COMMITTEE:**

Marvin D. Brailsford, Chairman
Scott L. Thompson
William T. Trawick

## PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total stockholder return on our common stock against the NASDAQ U.S. Stock Market Index and the average of a peer group index comprised of publicly traded consumer electronic and/or appliance retailers[1]) against which we benchmark our executives' compensation. The graph reflects the value of a $100 investment as of January 31, 2007 in either our stock or the indices presented at the dates of measurement, including reinvestment of dividends. The corresponding index values and common stock price values are summarized in the table below by measurement date.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2012
150.00
100.00
50.00
0.00
2007
2008
2009
2010
2011
2012
Conn's, Inc
NASDAQ Composite-Total Returns
Peer Group


| Trade Date | Conn's Index | NASDAQ US Stock Market Index | Peer Group Stock Index[1] | Conn's Closing Stock Price |
|---|---|---|---|---|
| January 31, 2007 | 100.00 | 100.00 | 100.00 | 23.47 |
| January 31, 2008 | 82.24 | 97.75 | 93.09 | 19.30 |
| January 31, 2009 | 51.81 | 60.96 | 57.51 | 12.16 |
| January 31, 2010 | 23.95 | 89.57 | 77.61 | 5.62 |
| January 31, 2011 | 18.83 | 113.82 | 77.66 | 4.42 |
| January 31, 2012 | 49.42 | 119.85 | 63.70 | 11.60 |

[1] The peer group index consists of the simple average of the indices of Best Buy Co., Inc., Aaron Rents, Inc., Rent-A-Center Inc., and hhgregg, Inc.

## EXECUTIVE OFFICERS

### Biographical Information

The board elects our executive officers at its board meeting immediately following our annual meeting of stockholders, and updates the executive officer positions as necessary. Our executive officers serve at the discretion of the board and until their successors are elected and qualified or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information regarding our executive officers, including service with Conn Appliances, Inc., our predecessor company. For our executive officers who are also directors, you may find their biographies under "Board of Directors; Board of Director Nominees" above.

| Name | Age | Positions | Years of Service with Conn's |
|---|---|---|---|
| Theodore M. Wright | 49 | Chief Executive Officer and President | 9 (as director and one year as an officer) |
| Michael J. Poppe | 44 | Chief Financial Officer and Executive Vice President | 8 |
| David W. Trahan | 51 | President – Retail Division | 25 |
| Reymundo de la Fuente, Jr. | 51 | President – Credit Division | 14 |
| David R. Atnip | 63 | Senior Vice President and Treasurer | 18 |
| Walter M. Broussard | 51 | Senior Vice President – Store Operations | 25 |
| Clinton W. Harwood | 55 | Senior Vice President – Information Technology | 18 |

**Michael J. Poppe**. Our board of directors appointed Mr. Poppe as our Chief Financial Officer effective February 1, 2008, and has served as our Executive Vice President since June 1, 2010. Mr. Poppe served as our Controller and Assistant Chief Financial Officer and Assistant Treasurer since he joined us in September 2004 until February 1, 2008. Mr. Poppe is responsible for our accounting, treasury, risk management, human resources and service operations, and has been responsible for our legal and MIS functions. In the 14 years prior to his joining our company, Mr. Poppe served in various accounting and financial management positions in public accounting with Arthur Andersen LLP and in automotive retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc. Mr. Poppe spent from January 1997 until May 2004 at Group 1 Automotive, Inc., a New York Stock Exchange listed, Fortune 500 retail company, and was a member of its founding management team. Mr. Poppe is a certified public accountant and obtained his B.B.A in accounting and finance from Texas A&M University.

**David W. Trahan** was elected President – Retail Division by our board of directors on June 3, 2008. Mr. Trahan has previously served as our Executive Vice President – Retail from June 1, 2007, as our Senior Vice President – Retail from April 1, 2006 and as our Senior Vice President – Merchandising from October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last four years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

**Reymundo de la Fuente, Jr.** was elected President – Credit Division by our board of directors on June 3, 2008. Mr. de la Fuente has previously served as our Executive Vice President – Credit from June 1, 2007, and as our Senior Vice President – Credit since October 2001. Since joining us in 1998, he has served in positions that involve direct responsibility for credit underwriting, customer service inbound operations, collections, recovery of charge-offs and legal activities. Mr. de la Fuente has worked in the credit receivables industry since 1986 with national credit organizations. His responsibilities included the strategic direction and development of large credit portfolios. Mr. de la Fuente obtained his B.B.A. in finance from The University of Texas at San Antonio and holds an M.B.A. from Our Lady of the Lake in San Antonio.

**David R. Atnip** has served as our Senior Vice President since October 2001 and as our Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997 and as our Secretary from 1997 to 2005. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 21 years of financial experience in the savings and loan industry.

**Walter M. Broussard** has served as our Senior Vice President – Store Operations since June 2010, Senior Vice President – Recruiting since June 3, 2008, as our Senior Vice President – Sales since 2005, and previously served as our Senior Vice President – Store Operations from October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 28 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

**Clinton W. Harwood** has served as our Senior Vice President – Information Technology since being appointed by our board of directors effective June 1, 2007. He previously served as our Vice President – Information Technology since August 2000. Mr. Harwood joined Conn's in April 1994 as Manager of Computer Operations, and has served the company in all aspects of information technology since that time. Prior to joining the company, he served in various information technology positions in the utility, academic and petrochemical industries. Mr. Harwood holds both a Bachelor (1979) and Master (1988) of Science degrees in Computer Science from Lamar University, and completed a special study program at Harvard University.

## Equity Incentive Plans

### *Amended and Restated 2003 Incentive Stock Option Plan*

In February 2003, we adopted our Amended and Restated 2003 Incentive Stock Option Plan, and amended the plan in June 2004 and May 2006. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Option grants have been made at the discretion of the Compensation Committee, for such terms as the Compensation Committee may determine, but not for terms greater than ten years from the date of grant. The maximum number of shares of our common stock that may be issued under this plan is 3,859,767 shares, subject to adjustment. All options issued vest equally over five-year term or less, as per the grant. At January 31, 2012, there were options to purchase 2,336,670 shares of our common stock issued and outstanding under the plan and 281,187 shares remaining for future issuance under the plan.

### *2011 Omnibus Incentive Plan*

In May, 2011, our stockholders approved our 2011 Omnibus Incentive Plan. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. The maximum number of shares of our common stock that may be issued under this plan is 1,200,000 shares, subject to adjustment and a cap of 300,000 to any one participant in any one taxable year. Restricted stock units that have been issued under the Plan vest at various periods, depending on the recipient, but none longer than five years. At January 31, 2012, there were restricted stock units issued to purchase 313,417 shares of our common stock issued and outstanding under the plan and 843,250 shares remaining for future issuance under the plan.

### *Employee Stock Purchase Plan*

In February 2003, we adopted our Employee Stock Purchase Plan. The Employee Stock Purchase Plan was amended on November 30, 2011 to permit highly compensated employees to participate. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Eligible employees are able to purchase shares of our common stock without brokerage commissions and at a discount from market prices. The maximum number of shares of our common stock that may be issued under this plan is 1,267,085 shares, subject to adjustment. At January 31, 2012, there were 1,111,632 shares available for future issuance under the plan.

### *2003 Non-Employee Director Stock Option Plan*

We also have the 2003 Non-Employee Director Stock Option Plan, which we adopted in February 2003. The maximum number of shares of our common stock that may be issued under this plan is 600,000 shares, subject to adjustment. All options issued to a director when he or she becomes a director currently vest equally over a three-year term, while those issued to a director on his fourth anniversary date and those issued immediately following each annual stockholders' meeting upon the director's election by the stockholders as a director, vest on the first anniversary date of the grant. As a result of the approval by the stockholders of the 2011 Non-Employee Director Restricted Stock Plan, discussed below, the Compensation Committee has determined to issue no further options under this 2003 Non-Employee Director Stock Option Plan at this time. At January 31, 2012, there were options to purchase 433,000 shares of our common stock issued and outstanding under the plan and 50,000 shares remaining for future issuance under the plan.

### *2011 Non-Employee Director Restricted Stock Plan*

In May, 2011, our stockholders approved our 2011 Non-Employee Director Restricted Stock Plan. The plan is administered by the Compensation Committee of our board of directors. Only our non-employee directors are eligible to participate in the plan. The maximum number of shares of our common stock that may be issued under this plan is 300,000 shares. Only restricted stock and restricted stock units may be awarded under the Plan. Restricted stock units that have been issued under the Plan vest at various periods, depending on the recipient, but none longer than five years. At January 31, 2012, there were restricted stock units issued to purchase 57,366 shares of our common stock issued and outstanding under the plan and 242,634 shares remaining for future issuance under the plan.

The following table provides information regarding the number of shares of our common stock that may be issued on exercise of outstanding stock options and will be issued under restricted stock unit awards under our existing equity compensation plans as of January 31, 2012. These plans are as follows:

- the Amended and Restated 2003 Incentive Stock Option Plan;
- the 2011 Omnibus Incentive Plan;
- the Non-Employee Director Stock Option Plan;
- the 2011 Non-Employee Director Restricted Stock Plan; and
- the Employee Stock Purchase Program.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
|---|---|---|---|
| Equity Compensation Plans Approved by Stockholders | 3,140,453 (1) | $12.31 | 2,528,703 (1) |
| Equity Compensation Plans Not Approved by Stockholders | - | - | - |
| Total | - | - | - |

(1) Includes 433,000 outstanding options and 50,000 options available for future issue applicable to the Non-Employee Director Stock Option Plan. Weighted average remaining life for options outstanding at January 31, 2012 – 5.4 years for Employee Incentive Stock Option Plan, 5.0 for Non-Employee Director Stock Option Plan, with overall weighted average remaining life for all options outstanding at January 31, 2012 being 5.3 years. Weighted average remaining life for restricted stock unit awards outstanding at January 31, 2012 – 9.3 years for Non-Employee Director Restricted Stock Plan, 8.8 years for Omnibus Incentive Plan, with overall weighted average remaining life for all restricted stock unit awards outstanding at January 31, 2012 being 8.9 years.

## STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for each person who is known by us to be the beneficial owner of more than 5% of our voting securities, for each director and named executive officer, and for all directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting and investment power over the shares indicated. For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of April 2, 2012 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

| Name | Common Stock Owned | | Percent of Common Stock Owned |
|---|---|---|---|
| Conn's Voting Trust (1) | 7,648,488 | | 23.69% |
| Warren A. Stephens | 3,622,123 | (2) | 11.22% |
| Stephens Investments Holdings LLC | 427,382 | (3) | 1.32% |
| Curtis F. Bradbury, Jr. | 1,859,573 | (4) | 5.76% |
| Douglas H. Martin | 280,382 | (5) | 0.87% |
| SG-1890, LLC | 8,415,991 | | 26.07% |
| W.R. Stephens, Jr. | 8,416,610 | (6) | 26.07% |
| Jon E.M. Jacoby | 99,537 | (7) | 0.31% |
| Dimensional Fund Advisors LP | 2,291,421 | (8) | 7.10% |
| JP Morgan Chase & Co. | 1,627,535 | (9) | 5.04% |
| Theodore M. Wright | 210,001 | (10) | 0.65% |
| Michael J. Poppe | 137,324 | (11) | 0.42% |
| Reymundo de la Fuente, Jr. | 143,375 | (12) | 0.44% |
| David W. Trahan | 233,905 | (13) | 0.72% |
| Clinton W. Harwood | 167,075 | (14) | 0.52% |
| Marvin D. Brailsford | 94,561 | (15) | 0.29% |
| Bob L. Martin | 78,922 | (16) | 0.24% |
| David Schofman | 0 | | 0.00% |
| William T. Trawick | 50,605 | (17) | 0.16% |
| Scott L. Thompson | 67,561 | (18) | 0.21% |
| Directors and officers (12 persons) | 1,563,248 | (19) | 4.72% |

(1) These shares have been contributed to a voting trust and are held and voted by an independent third party as voting trustee. The voting trust will vote the shares held in the voting trust in the same proportion as votes cast "for" or "against" any proposals by all other stockholders. The voting trust agreement imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire in November 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock.

(2) Includes 217,560 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 7,897 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust as to which Mr. Stephens has sole voting and dispositive power.

Also includes 2,743,513 shares beneficially owned by Warren A. Stephens Trust which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 152,497 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn's Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust and as to which Mr. Stephens has no voting power and may be deemed to have shared dispositive power.

(3) Includes 274,885 shares which have been contributed to the Voting Trust and as to which Stephens Investments Holdings LLC has no voting power and sole dispositive power, and 152,497 shares held directly as to which Stephens Investments Holdings LLC has sole voting power and sole dispositive power.

(4) Includes 296,442 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 74,779 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, all of which have been contributed to the Voting Trust and as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,338,794 shares beneficially owned by Warren and Harriet Stephens Children's Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power.

(5) Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 173,119 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,100 shares owned by Douglas Martin Custodian for Haven Celeste Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for Brett Austin Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for James Garth Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon the exercise of options. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

(6) Includes 619 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens, as sole trustee, has sole voting power and sole dispositive power. Also includes 8,415,991 shares owned by SG-1890, LLC as to which Mr. Stephens, as CEO of The Stephens Group, LLC, Manager of the LLC, has voting power and dispositive power.

(7) Includes 9,976 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 80,000 shares which Mr. Jacoby has the right to receive upon the exercise of options. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

(8) Dimensional Fund Advisors LP's address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Issuer that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this schedule are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934. The information with respect to Dimensional comes from Dimensional 's Schedule 13G filed with the SEC, and we are not responsible for its accuracy.

(9) JP Morgan Chase & Co.'s address is 270 Park Avenue, New York, NY 10017. The information with respect to JP Morgan Chase and Co. comes from JP Morgan Chase and Co.'s Schedule 13G filed with the SEC, and we are not responsible for its accuracy.

[10] Includes options to purchase 55,000 shares of common stock.

[11] Includes options to purchase 113,000 shares of common stock. Also includes 8,750 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[12] Includes options to purchase 100,000 shares of common stock. Also includes 7,375 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[13] Includes options to purchase 105,000 shares of common stock. Also includes 7,375 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[14] Includes options to purchase 93,800 shares of common stock.

[15] Includes options to purchase 80,000 shares of common stock. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[16] Includes options to purchase 40,000 shares of common stock. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[17] Includes options to purchase 40,000 shares of common stock. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[18] Includes options to purchase 58,000 shares of common stock. Also includes 9,561 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

[19] Includes options to purchase 844,800 shares of common stock. Also includes 104,333 restricted stock units that will vest within 60 days after the record date of April 2, 2012.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### Review and Approval of Related Party Transactions

The board has adopted a statement of policy with respect to all relationships and transactions in which our company and our directors and executive officers or their immediate family members are participants. Under this policy, the board of directors reviews all related party relationships and transactions to determine whether such persons have a direct or indirect material interest, and if so, if the transactions are at arms length and are acceptable to the board of directors. Each related party transaction must be entered into on terms that are comparable to those that could be obtained as a result of arm's length dealings with an unrelated third party to be approved and accepted by the board of directors. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our proxy statement. In addition, the Audit Committee reviews any related person transaction that is required to be disclosed. In the course of its review of these relationships, the Audit Committee observes how each relates to a potential conflict of interest with the company:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction, and the timing of the entering of such transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the company;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters the committee deems appropriate.

### Related Party as Provider of Our Printing Services

During fiscal year 2012, we continued to engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mailing advertising and our credit collection mailings. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant stockholders of our company, and Messrs. Jacoby and Martin are members of our board of directors. The fees we paid to DMS during fiscal 2010, 2011 and 2012 amounted to approximately $2.4 million, $ 2.4 million and $ 2.3 million, respectively. When DMS was initially engaged to perform direct marketing services and credit collection mailings for us, a competitive analysis was performed from submissions by various marketing and printing groups, with DMS presenting the low price point in these analyses. During fiscal 2010, 2011 and 2012, additional analyses have been performed which continually support that DMS offers us the lowest cost for the best service.

### Related Party as Financial Advisor

From time to time we have engaged Stephens Inc. to act as our financial advisor. For example, in fiscal 2011 we engaged Stephens Inc. to be our financial advisor to advise us in connection with our rights offer. More recently we have engaged Stephens to advise us on certain transactions that we may consider during fiscal 2012. If these transactions are presented to the company, we agreed to pay Stephens, Inc success fees in the event of the consummation of any such opportunity, together with an additional fee for any opinion our board asks Stephens Inc. to render in connection with any such opportunity. The disinterested members of our board of directors have determined that it is in the company's best interest to engage Stephens Inc. in such capacity to assist us in analyzing and advising us with respect to these opportunities. Stephens Inc. and its affiliates own approximately 23.69% of our outstanding common stock, and Douglas H. Martin, one of our directors, is a Senior Managing Director of Stephens Inc. The engagement of Stephens Inc. as financial advisor was approved by the independent members of our board of directors after full disclosure of the conflicts of interests of the related parties in the transaction. Mr. Douglas H. Martin did not participate in the approval process.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, executive officers as well as other persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership of our common stock with the SEC. Officers, directors and other stockholders who own more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all Section 16(a) reports they file, other than a late filing of a Form 4 by Mr. Wright upon the vesting and ussuing of shares of common stock related to the previously reported grant of restricted stock units.

To our knowledge, based on a review of reports and information furnished to us by those persons who were directors, executive officers and/or the beneficial holders of 10% or more of our common stock at any time during the fiscal year ended January 31, 2012 and upon representations from such persons, we believe that all stock ownership reports required to be filed under Section 16(a) by such reporting persons during the fiscal year ended January 31, 2012 were timely made.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended January 31, 2012. The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013. Representatives of Ernst & Young LLP will attend the 2012 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

Fees for professional services rendered by Ernst & Young LLP during fiscal 2011 and 2012 in each of the following categories, including related expenses, are:

| | Years Ended January 31, | |
|---|---|---|
| | 2011 | 2012 |
| Audit Fees | $1,252,494 | $ 922,289 |
| Audit-Related Fees | 6,273 | - |
| Tax Fees | 60,000 | 93,105 |
| All Other Fees | - | 11,000 |

Audit fees included fees for the annual audit, including the audit of internal control over financial reporting, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support our debt issuances, and accounting consultations. Audit-related fees principally include separate agreed upon procedures not required by statute or regulation. Tax fees include tax compliance, tax advice, and tax planning services. Other Fees include those items unrelated to those specific audit or audit-related services described above.

Our Audit Committee Charter requires pre-approval of all services to be rendered by our independent auditors. It was determined that no services rendered by our outside auditors in fiscal 2012 were prohibited under the Sarbanes-Oxley Act of 2002. All fees associated with the services for fiscal 2012 were approved in advance of services being rendered. In addition, the Audit Committee has considered whether Ernst & Young LLP's provision of services, other than services rendered in connection with the audit of our annual financial statements and reviews of our financial statements included in our Forms 10-Q for the most recent fiscal year, is compatible with maintaining Ernst & Young LLP's independence and has determined that such services rendered met the requirements of independence.

## STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Intel stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our **Notice of Internet Availability of Proxy Materials** and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our **Notice of Internet Availability of Proxy Materials**, annual report, or proxy statement mailed to you, please submit a request to our Corporate Secretary at 3295 College Street, Beaumont, Texas 77701 or call our Investor Relations department at (409) 832-1696 extension 3294, and we will promptly send you what you have requested. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's annual meeting, follow the instructions included in the **Notice of Internet Availability of Proxy Materials** that was sent to you. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

## APPENDIX A
**Incentive Compensation Award Agreement**

This Incentive Compensation Award Agreement (this "Agreement") is made and entered into as of 1st day of April, 2012, by and between Conn's Inc, a Delaware corporation ("***Conn's***"), and Theodore M. Wright, an individual (the "***Executive***").

1. The Executive is employed by Conn's as its Chief Executive Officer and President, and the Executive and Conn's are desirous of entering this Agreement to reflect their agreement regarding the terms and provisions of the potential Incentive Compensation, as defined below:

2. The Executive and Conn's agrees that, with respect to each fiscal year during the Executive's employment with Conn's, Executive shall be eligible to receive an annual cash bonus (the "Incentive Compensation"), the amount of such bonus to be determined by the Compensation Committee in accordance with a pre-established performance goal which satisfies the requirements of Section 1.162-27(e)(2) of the Treasury regulations, taking into account any one or more of the following criteria with respect to Conn's or any affiliates or divisions of Conn's: (a) total revenues or any component thereof; (b) operating income, pre-tax or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash from operations; (d) earnings per share; (e) value of the Conn's stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis.

3. The Executive and Conn's agree that the Incentive Compensation Award for the Executive for any year may not exceed $1,920,000.

4. This Amendment is entered into subject to and shall become effective upon approval by the stockholders of Conn's at their 2012 annual meeting.

**IN WITNESS WHEREOF**, the parties have executed this Agreement as of the date first written above.

| **EXECUTIVE** | **CONN'S, INC.** |
|---|---|
| ______________________________ | By:____________________________ |
| Theodore M. Wright | Name: Sydney K. Boone, Jr. |
| | Office: Corporate General Counsel |

**Conn's, Inc.**
**2012 ANNUAL MEETING OF STOCKHOLDERS**
**May 30, 2012**

## FORM OF PROXY

YOU CAN VOTE OVER THE INTERNET OR BY TELEPHONE
QUICK * EASY * IMMEDIATE * AVAILABLE
24 HOURS A DAY * 7 DAYS A WEEK

Conn's, Inc. encourages you to take advantage of convenient ways to vote. If voting by proxy, you may vote over the Internet, by telephone or by mail. Your Internet or telephone vote authorizes the named proxies to vote in the same manner as if you marked, signed, and returned your proxy card. To vote over the Internet, by telephone, or by mail, please read the accompanying proxy statement and then follow these easy steps:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern Time on May 29, 2012. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE – (800) 690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern Time on May 29, 2012. Have your proxy card in hand when you call and then follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Conn's, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in the future.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or Conn's Corporate General Counsel, 3295 College St., Beaumont, TX 77701

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**Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting**: The Notice and Proxy Statement, and Annual Report on Form 10-K are available at www.conns.com and www.proxyvote.com.

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By my signature below, I revoke all previous proxies and appoint Sydney K. Boone, Jr. as proxy, with full power of substitution and resubstitution, to represent and to vote, as designated below, all shares of common stock of Conn's, Inc. that I held of record as of the close of business on April 2, 2012 at the 2012 annual meeting of stockholders to be held at 3295 College Street, Beaumont, Texas 77701, on May 30, 2012 at 11:00 a.m. local time, or any postponements or adjournments thereof. The above named proxy is hereby instructed to vote as specified.

**THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**
**PLEASE MARK YOUR VOTE IN THE BOXES BELOW USING DARK INK ONLY**

**Proposals:**

1 To elect the seven directors listed below:

| | FOR | WITHHOLD AUTHORITY |
|---|---|---|
| Marvin D. Brailsford<br>Jon E.M. Jacoby<br>Bob L. Martin<br>Douglas H. Martin<br>David Schofman<br>Scott L. Thompson<br>Theodore M. Wright | ☐ | ☐ |

**WITHHOLD AUTHORITY FOR (To withhold authority to vote for either individual nominee, write the nominee's name in the space provided below):**

____________________________

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 2. To approve the amendment to our certificate of incorporation to increase the number of shares of capital stock which the company shall have authority to issue to be 51 million (51,000,000) shares of stock, of which fifty million (50,000,000) shares are Common Stock, par value of $0.01 per share, and one million (1,000,000) shares are Preferred Stock | ☐ | ☐ | ☐ |
| 3. To approve the Incentive Compensation Award Agreement with Theodore M. Wright, our Chief Executive Officer | ☐ | ☐ | ☐ |
| 4. To ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013. | ☐ | ☐ | ☐ |
| 5. To approve, on an advisory basis, named executive officers compensation | ☐ | ☐ | ☐ |
| 6. In the above named proxy's discretion, to act upon such other business as may properly come before the meeting. | ☐ | ☐ | ☐ |

**IMPORTANT – This proxy must be signed and dated where provided on the reverse side.**

**If you execute and return this proxy it will be voted in the manner you have specified. If no specification is made, this proxy will be voted "FOR" Proposal 1, "FOR" Proposal 2, "FOR" Proposal 3, "FOR" Proposal 4, "FOR" Proposal 5, and "FOR" Proposal 6, and in the discretion of the above named person acting as proxy on such other matters that may properly come before the meeting.**

Please sign exactly as your name appears on this proxy. Joint owners should each sign. When signing as a fiduciary, such as an attorney, executor, administrator, trustee, guardian, etc., please give your full title as such. **Please return this form of proxy promptly in the enclosed envelope.**

The undersigned acknowledge(s) receipt of the Notice of 2012 annual meeting of stockholders and the Proxy Statement accompanying such Notice, each dated April 20, 2012.

**Print Name** ______________________ **Print Name** ______________________

**Signature(s)** ______________________ **Signature(s)** ______________________

**Date** ______________________ **Date** ______________________